

2022 ANNUAL REPORT AND FORM 10-K

We were
FOUNDED in **1900**

———

We generated
$10.2 BILLION
of revenue in 2022

———

We returned
$1.75 BILLION
of total cash to
shareholders based
on 2022 results



Dylan Fine | Simsboro, La.



Gary Dee | OSB Gold, Central Okanagan, British Columbia

We own or manage
11 MILLION ACRES
of timberlands in the U.S.

———

We operate
**35 WOOD PRODUCTS
MANUFACTURING
FACILITIES** across
North America

———

We manage
14 MILLION ACRES
of timberlands
in Canada



DEAR FELLOW SHAREHOLDER

Our company delivered another exceptional year in 2022. Despite ongoing challenges from COVID-19, supply chain disruptions, labor shortages and significant inflationary pressures, each of our businesses executed extremely well and collectively helped us achieve our second-highest Adjusted EBITDA* on record.

We continued to build on our industry-leading operating performance and strong ESG foundation, while growing the company and driving shareholder value through our commitment to disciplined capital allocation. Our people demonstrated tremendous focus and resolve in keeping our operations running safely and delivering for our customers in a dynamic environment, and I am incredibly proud of what we accomplished together in 2022.

DELIVERING RESULTS ACROSS DYNAMIC MARKETS

Over the course of 2022, we experienced significant variability in market conditions. For much of the year, residential construction and the repair and remodel markets were exceptionally strong, as was the demand from our export customers in Japan. Collectively, this led to elevated demand for most of our products. As the year progressed and the U.S. Federal Reserve began raising interest rates to address inflation, mortgage rates increased to the highest level since 2001. As a result, the housing market softened from peak levels earlier in the year, and we experienced a normalizing of demand back to pre-pandemic levels for most products.

Our teams demonstrated remarkable resilience in navigating these dynamic markets and a variety of other headwinds to help us deliver net earnings of $1.9 billion and $3.7 billion of Adjusted EBITDA — our second-highest Adjusted EBITDA performance on record. These would be outstanding results in any environment, and they are especially impressive given all the challenges our teams managed through in 2022.

STAYING FOCUSED ON OPX AND INNOVATION

Our relentless focus on operational excellence (OpX) and continuous improvement is fundamental to our strategy and how we create value for investors. Despite all the inflationary pressures and supply chain constraints last year, our teams still generated $40 million of OpX improvements across the company. We also made significant advances in a number of key innovation areas, including artificial intelligence and machine learning, robotics and automation, and drone technology. Innovation is an area of tremendous opportunity for Weyerhaeuser, and it will continue to be a significant competitive advantage for us. With our ongoing focus on OpX, cost control and innovation, each of our manufacturing businesses ended the year leading the industry from an Adjusted EBITDA margin standpoint, and our Western Timberlands business continued to have a best-in-class Adjusted EBITDA per acre — further demonstrating our ability to generate value across a variety of market conditions.

STRENGTHENING OUR CUSTOMER FOCUS

We worked closely with our customers as we navigated dynamic markets and persistent supply chain challenges throughout the year. As we flexed to meet the changing needs of customers, we continued to evolve and improve our Wood Products go-to-market strategy, including making investments to improve sales effectiveness and implement technology solutions to support our teams and our customers. Our goal is always to be the industry leader in customer service and product quality, and I'm proud of the work we did in 2022 to strengthen relationships and deliver for our customers in a challenging environment.

ADVANCING OUR NATURAL CLIMATE SOLUTIONS BUSINESS

Since launching our Natural Climate Solutions business in 2021, we have made meaningful progress in building out a new pipeline of projects and opportunities that will help mitigate the impacts of climate change and benefit the planet. In 2022, we signed our first two carbon capture and sequestration (CCS) agreements, and we also signed initial agreements for an additional 13 solar and wind projects across our land base. We expect our pilot forest carbon offset project in Maine to receive final approval in early 2023, and we plan to expand our forest carbon program over time. We grew our Natural Climate Solutions business to $43 million of Adjusted EBITDA in 2022, a 13 percent increase over 2021, and we are progressing against our goal of $100 million of annual Adjusted EBITDA by year-end 2025.

BUILDING ON OUR SUSTAINABILITY LEADERSHIP

In 2022, we continued to make significant progress on our sustainability goals and strengthen our position as an industry leader in ESG, including through several key partnerships supporting our 3 by 30 Sustainability Ambitions. We expanded on our long-term relationship with Habitat for Humanity to support 10 additional builds in our operating communities, and we partnered with American Forests to pilot its Tree Equity program in three of our communities. Over the summer, we launched the Fighting Fires Together campaign in partnership with the Firefighter Behavioral Health Alliance to build awareness and provide mental health resources for wildland firefighters. We also released the branded version of our *Carbon Record*, joined The Climate Pledge (committing to net-zero emissions by 2040) and made progress against our 2030 greenhouse gas emissions reduction targets.

SUPPORTING AND INVESTING IN OUR PEOPLE

Developing our people and providing a safe work environment is fundamental to our culture at Weyerhaeuser. In 2022, we continued to invest in programs and resources to keep our employees safe, engaged and growing throughout their careers with us. We made significant improvements in our safety performance over 2021, including a reduction in serious injuries across our workforce, and we conducted a comprehensive review of our safety program to identify our strengths and gaps and implement improvements over the next year. We returned to in-person training for the full year and supported more than 275 leaders through our three primary leadership development programs, and we had more than 7,600 employees complete at least one online or classroom training.

We also made meaningful progress against our diversity, equity and inclusion targets in 2022. We launched six new employee resource groups and integrated inclusion training into our leadership development programs, and we also continued to build out our online inclusion training catalog available for all employees. We are committed to building a more diverse and inclusive Weyerhaeuser at every level of the company.



Bailey Elkins | Kiamichi Tree Farm, Okla.



Mike Stutzman | St. Helens Tree Farm, Wash.

SHOWING UP FOR OUR COMMUNITIES

Citizenship is one of our longest-held core values and an essential part of our culture at Weyerhaeuser, and it is critical for us to provide meaningful, sustained support for our communities. In 2022, we provided $5.6 million in charitable grants, in-kind donations and sponsorships in our communities across North America, along with additional financial support through employee giving and our company matching gifts program. Our employees participated in more than 900 service activities and volunteered over 14,600 hours of their time, and we also provided $125,000 in disaster relief to two of our operating communities in Michigan and Arkansas that were impacted by tornadoes during the year. All of these efforts help build on important relationships in our local communities that strengthen trust and help ensure these areas remain thriving places to live and do business.

DRIVING SHAREHOLDER VALUE

We continued to drive improvements and make meaningful progress toward our multi-year growth targets in 2022. We invested over $300 million in strategic timberland acquisitions, including adding more than 80,000 acres of high-quality timberlands in the Carolinas, and we continue to look for opportunities to grow our portfolio as part of our targeted $1 billion of timberlands acquisitions through 2025. We continued to make disciplined investments across our businesses by deploying $468 million of capital for value-creating projects and to support organic growth as part of our previously announced plan to grow lumber production by 5 percent annually through 2025. We also strengthened our balance sheet by refinancing $900 million of debt at favorable rates, and we finished the year within our targeted leverage range.

Finally, our cash return framework continued to provide us with greater flexibility to drive value for our shareholders across business cycles. For 2022, we generated more than $2.3 billion of Adjusted Funds Available for Distribution (Adjusted FAD)* and returned $1.75 billion of total cash to shareholders based on 2022 results. Through our balanced approach, we returned this cash to shareholders through our quarterly base dividend, which we increased by 5.9 percent in 2022, a supplemental dividend of 90 cents per share and $550 million of opportunistic share repurchase — further demonstrating the strong cash-generation capability of our unmatched portfolio and industry-leading operating performance. We continue to believe this framework will enhance our ability to drive long-term shareholder value by returning meaningful and appropriate amounts of cash back to our shareholders across business cycles.



Carrie Bailey | Cottage Grove Lumber, Ore.



Jared Richardson | Longview Export Yard, Wash.



LOOKING AHEAD

Our performance in 2022 reflects tremendous execution across all our businesses, and I am immensely proud of our Weyerhaeuser employees for working together to achieve outstanding results against a backdrop of volatile markets, an ongoing pandemic and multiple other headwinds. Through all the disruptions of 2022, we managed to deliver our second-highest Adjusted EBITDA on record, grew our Timberlands portfolio and Natural Climate Solutions business, improved our year-over-year safety performance, advanced our company-wide operational excellence and innovation efforts, strengthened our balance sheet, made disciplined investments in our businesses, continued supporting our people and customers and returned significant cash back to shareholders.

All of these actions will support our ability to drive superior returns for our shareholders over the long term, and as we look ahead to 2023, we are extremely well positioned to navigate a range of market conditions. We will maintain our unwavering focus on safety, pursue and capture OpX and innovation opportunities across the company, build on our competitive position in the marketplace, focus on serving our customers and further differentiate Weyerhaeuser as a premier ESG investment opportunity. I believe we are a stronger company today than we have ever been in our 122-year history, and I look forward to building on our industry-leading performance and the unrivaled value of our portfolio of assets.

Thank you for your ownership and support as we work together to become the world's premier timber, land, and forest products company.

Devin W. Stockfish
President & Chief Executive Officer

This report contains statements concerning the company's future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements are based on our current expectations and assumptions and are not guarantees of future events or performance. The realization of our expectations and the accuracy of our assumptions are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in these statements, and these risks and uncertainties include, but are not limited to, those set forth in our 2022 Annual Report on Form 10-K, which forms a part of this annual report, as well as those set forth from time to time in our other public statements, reports and filings with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise.

*This report also references Adjusted EBITDA and Adjusted FAD, which are financial measures calculated and presented other than in accordance with GAAP. The most comparable GAAP measure for Adjusted EBITDA is our Net Earnings, and a reconciliation of Adjusted EBITDA to our Net Earnings and related information is set forth in our 2022 Form 10-K. The most comparable GAAP measure for Adjusted FAD is our Net Cash from Operations, which for 2022 was $2.83 billion. Our 2022 Adjusted FAD of $2.33 billion is derived by subtracting from our Net Cash from Operations Capital Expenditures of $468 million and a $37 million product remediation insurance recovery received in first quarter 2022.

Jared Richardson | Veneer Log Unload, Kalispell, Mont.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____

COMMISSION FILE NUMBER 1-4825

WEYERHAEUSER COMPANY

A WASHINGTON CORPORATION

91-0470860

(IRS EMPLOYER IDENTIFICATION NO.)

220 OCCIDENTAL AVENUE SOUTH, SEATTLE, WASHINGTON 98104-7800 TELEPHONE (206) 539-3000

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	TRADING SYMBOL(S)	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Shares ($1.25 par value)	WY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant based on the closing sale price as of the last business day of the most recently completed second fiscal quarter ended on June 30, 2022, as reported on the New York Stock Exchange Composite Price Transactions, was approximately $24.2 billion.

As of February 6, 2023, 732,347 thousand shares of the registrant's common stock ($1.25 par value) were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the *Notice of the 2023 Annual Meeting of Shareholders and Proxy Statement* for the company's Annual Meeting of Shareholders to be held May 12, 2023, are incorporated by reference into Part III.

TABLE OF CONTENTS

OUR BUSINESS

Weyerhaeuser Company is one of the world's largest private owners of timberlands. We own or control 10.6 million acres of timberlands in the U.S. and manage an additional 14.1 million acres of timberlands under long-term licenses in Canada. We manage these timberlands on a sustainable basis in compliance with internationally recognized forestry standards. Our objective is to maximize the long-term value of timberlands we own. We analyze each timberland acre comprehensively to understand its highest-value use. We realize this value in many ways, most notably through growing and harvesting the trees, but also by selling properties when we can create incremental value. In addition, we focus on opportunities to realize value through lease and royalty agreements for the surface and subsurface rights that exist in our ownership.

We are also one of the largest manufacturers of wood products in North America. We manufacture and distribute high-quality wood products, including structural lumber, oriented strand board, engineered wood products and other specialty products. These products are primarily supplied to the residential, multi-family, repair and remodel, industrial and light commercial markets. We operate 35 manufacturing facilities in the United States and Canada.

Sustainability and citizenship are part of our core values. Our sustainably managed forests and our wood products play a critical role in mitigating climate change, and our carbon record shows that our net impact is significantly carbon negative. In addition to practicing sustainable forestry, we focus on energy and resource efficiency, reducing greenhouse gas emissions, conserving natural resources and offering sustainable products that meet our customers' needs. We operate with world-class safety results, actively support the communities in which we operate and communicate transparently with our investors and other stakeholders. We are recognized for our leading performance in the areas of ethics, citizenship and gender equality.

This portion of our Annual Report on Form 10-K provides detailed information about who we are and what we do. Unless otherwise specified, current information reported in this Form 10-K is as of or for the fiscal year ended December 31, 2022. Throughout this Form 10-K, unless specified otherwise, references to "we," "our," "us" and "the company" refer to the consolidated company. We break out financial information such as revenues, earnings and assets by the business segments that comprise our company. We also discuss the geographic areas where we do business.

WE CAN TELL YOU MORE

AVAILABLE INFORMATION

We meet the information reporting requirements of the Securities Exchange Act of 1934 by filing periodic reports (annual reports on Form 10-K, quarterly reports on Form 10-Q), current reports on Form 8-K, proxy statements and other information with the Securities and Exchange Commission (SEC). These reports and statements, which contain information about our company's business, financial results, corporate governance and other matters, as well as amendments to these reports and statements, are available at:

- the SEC website — www.sec.gov and
- our website (free of charge) — www.weyerhaeuser.com.

When we file or furnish information electronically with the SEC, it is also posted to our website.

WHO WE ARE

We were incorporated as Weyerhaeuser Timber Company in the state of Washington in January 1900, when Frederick Weyerhaeuser and 15 partners bought 900 thousand acres of timberland. Today, we are working to be the world's premier timber, land and forest products company for our shareholders, customers and employees.

REAL ESTATE INVESTMENT TRUST (REIT)

Weyerhaeuser Company is a REIT and REIT income can be distributed to shareholders without first paying corporate level tax, substantially eliminating the double taxation on income. We also own timberland assets through a subsidiary, Weyerhaeuser Timber Holdings, Inc., which qualifies as a REIT under the Internal Revenue Code of 1986, as amended (IRC), for tax years beginning 2022. We expect to derive most of our REIT income from our timberlands, including gains from the sales of our standing timber and rent from recreational leases. We are required to pay federal corporate income taxes on earnings of our Taxable REIT Subsidiaries (TRSs), which include our Wood Products segment and a portion of our Timberlands and Real Estate, Energy and Natural Resources segments.

OUR BUSINESS SEGMENTS

In our *Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)* section you will find discussion of our overall performance results for our business segments, which are as follows:

- Timberlands;
- Real Estate, Energy and Natural Resources (Real Estate & ENR) and
- Wood Products.

Detailed financial information about our business segments and our geographic locations is provided in *Note 2: Business Segments* and *Note 21: Geographic Areas.*

EFFECT OF MARKET CONDITIONS

The health of the U.S. housing market strongly affects the performance of all our business segments. Our Wood Products segment primarily sells into the new residential building and repair and remodel markets. Demand for sawlogs within our Timberlands segment is directly affected by domestic production of wood-based building products as well as export markets. Seasonal weather patterns impact the level of construction activity in the U.S., generally characterized by a reduction in activity during the winter months, which in turn affects the demand for our logs and wood products. Our Real Estate, Energy and Natural Resources segment is affected by a variety of factors, including the general state of the economy, local real estate market conditions, the level of construction activity in the U.S., and the evolution of emerging renewable energy and carbon-related markets.

COMPETITION IN OUR MARKETS

We operate in highly competitive domestic and foreign markets, with numerous companies selling similar products. Many of our products also face competition from substitutes for wood products. We compete in our markets primarily through product quality, service levels and price. We are relentlessly focused on operational excellence, producing quality products customers want and are willing to pay for, at the lowest possible cost.

Our business segments' competitive strategies are as follows:

- Timberlands — Capture maximum timber value from every acre we own or manage.
- Real Estate & ENR — Deliver premiums to timberland value by identifying and monetizing higher and better use lands and capturing the full value of surface and subsurface assets.
- Wood Products — Manufacture high-quality structural lumber, oriented strand board and engineered wood products, as well as deliver complementary building products for residential, multi-family, industrial and light commercial applications at competitive costs.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) PRACTICES

Sustainability is one of the core values of our company and has been for over 100 years. We have spent decades building a solid foundation characterized by excellence in environmental stewardship, social responsibility and corporate governance. Maintaining a strong ESG foundation is a key component of our ability to drive long-term shareholder value, and these principles guide us in how we conduct our business every day. We successfully integrated sustainability into our business roadmaps, enabling employees across business lines to identify key sustainability levers and clearly see how their day-to-day work impacts our overall performance.

ENVIRONMENTAL STEWARDSHIP

As a pioneer in sustainable forestry, we have environmental stewardship deeply rooted in our business and very much at the core of our company. To operate successfully, we need our forests to provide a sustainable supply of wood fiber now and long into the future. To ensure our forests remain healthy and valuable for decades to come, we protect and enhance the many additional benefits they provide, such as clean water, clean air, and critical areas for biodiversity. We also minimize our environmental footprint in our wood products manufacturing business, including reducing air emissions, minimizing waste and maximizing wood recovery. These actions are smart for our business, good for the environment and essential to how we run our operations sustainably.

PRACTICING SUSTAINABLE FORESTRY

As one of the world's oldest and largest private timberland owners, we've been growing, harvesting and regrowing forests for more than a century. Our goal is to ensure a sustainable supply of wood for our customers, while protecting the other important benefits forests provide. We know forests can be managed on a sustainable basis indefinitely, and we have been proving it is possible for a very long time. We advocated for legislation in 1925 to encourage reforestation after harvest, which was an uncommon practice at the time. In 1937, we began research into sustainable yield forestry, which ensures harvesting does not diminish the forest's ability to provide the same volume in the future. In 1938, we were one of the first companies to plant tree seedlings, and in 1941 we established the first certified tree farm in the U.S. We harvest, on average, only two percent of our forests each year, and 100 percent of our timberlands are reforested after harvesting. On average, we plant 130 to 150 million tree seedlings per year, which equates to about 250 trees planted per minute throughout the year.

CARBON RECORD

We are dedicated to maintaining a leadership position within our sector in the area of climate-related disclosures. In 2021, we reached a significant milestone in publishing our inaugural carbon record, which provides details of the total carbon impact enabled by our forests and wood products. Our carbon record shows that our net impact is significantly carbon negative, meaning we remove substantially more carbon from the atmosphere than we emit each year.

In total, our carbon emissions in 2021 were 7.4 million metric tons of carbon dioxide equivalent ($mtCO_2e$), 0.9 million $mtCO_2e$ scope 1 and scope 2 emissions primarily attributable to fuel usage and purchased electricity within our Wood Products mills and 6.5 million $mtCO_2e$ scope 3 emissions primarily generated by customers who purchase our wood fiber and emissions associated with the products and services we buy. Our scope 1 and scope 2 emissions are calculated in accordance with the Greenhouse Gas Protocol's Corporate Accounting and Reporting Standard. In 2022, we obtained limited assurance for our 2020 and 2021 scope 1 and location-based scope 2 emissions from a third-party attestation provider. Our scope 3 emissions are calculated in accordance with the Greenhouse Gas Protocol's Corporate Value Chain (Scope 3) Accounting and Reporting Standard.

Our sustainably managed forests play a critical role in helping to mitigate climate change. As our millions of acres of forests grow, they absorb carbon dioxide from the atmosphere and store it in their trunks, limbs and roots, as well as in the soil. In 2021, our carbon removals totaled approximately 35 million $mtCO_2e$. This was comprised of 14 million $mtCO_2e$ of direct carbon removals from our U.S. timberlands (the increase in above-ground carbon attributable to forest growth and management practices after we account for harvest and mortality) and an additional 21 million $mtCO_2e$ of scope 3 removals across our value chain (primarily carbon stored in our own long-lived wood products and products that our customers make from our logs).

In 2021, our forests contained between 2.3 billion and 3.6 billion $mtCO_2e$. Approximately 1.0 billion $mtCO_2e$ was stored in our trees and roots, and an additional 1.3 billion to 2.6 billion $mtCO_2e$ was stored in soil and other biomass. After our trees are harvested, much of their carbon remains stored in the long-lived wood products made from them for the life of those products. After harvest, we plant millions more trees, which immediately begin absorbing more CO_2 from the atmosphere, and the next round of wood products store more carbon yet again. Our managed forests also provide other climate benefits. They mature more quickly and are able to bank more carbon through faster, continuous rotations, all while maintaining the vast pool of carbon in the forest soil. In addition, using wood for construction requires less energy and

results in fewer greenhouse gas emissions compared with other building materials, such as steel and concrete.

We have a science-based greenhouse gas emissions reduction target that has been approved by the Science Based Targets initiative at the most ambitious level, in alignment with the Paris Agreement goal of limiting global warming to 1.5 degree Celsius. Our target includes a commitment to reduce our scope 1 and 2 emissions by 42 percent overall, and our scope 3 emissions by 25 percent per ton of production, both by 2030, measured against a 2020 baseline. In 2022, we also joined The Climate Pledge, committing to achieve net-zero carbon emissions across our value chain by 2040. We expect to achieve these targets primarily through energy efficiency projects, increased renewable energy usage and supplier engagement. As companies across our value chain work to reduce their emissions, which many of them are already doing or have committed to do, we expect our scope 3 emissions to decrease over time.

MAKING BETTER ENERGY CHOICES

In 2022, we committed to the U.S. Department of Energy's (DOE) Better Plants Program to improve energy efficiency at our manufacturing facilities by 10 percent between 2020 and 2030. This partnership requires us to adopt a company-wide goal to improve energy efficiency, annually report our progress to the DOE and develop an energy management plan. We developed a comprehensive wood products energy strategy and have begun implementation of this strategy by developing short-term action plans, evaluation tools and energy champions at all sites. We also fully integrated greenhouse gas and energy metrics into capital planning processes and conducted energy audits at multiple manufacturing sites. On average, we meet more than 70 percent of our energy needs in our manufacturing facilities from renewable biomass by using what would otherwise be wood waste from mill manufacturing residuals to create our own energy. This approach allows us to reduce our reliance on nonrenewable fossil fuels and purchased electricity. We also support other renewable energy solutions, such as wind and solar power, through our timberlands. In addition, we also supply other mills, companies and utilities with woody biomass that is used to produce renewable, carbon-neutral energy.

PROTECTING BIODIVERSITY

The forests we manage host hundreds of native vertebrate species, including large mammals such as deer, elk, cougar, black bear and bobcat, as well as a tremendous diversity of birds, reptiles, amphibians, insects, native fish and other aquatic species. Many of these species prefer different forest age classes and forest structures, or other habitat features on the landscape, such as riparian areas. Since our timberlands contain a matrix of forest stand ages, along with other special areas we protect around streams and wetlands, these forests support a high level of native biodiversity. To preserve and protect this balance, we regularly conduct biodiversity assessments across our forests as part of our ongoing stewardship and forest management operations. These assessments include analyzing species occurrence data and assessing the presence of threatened, endangered, critically imperiled, imperiled and other regionally significant species. Conducting biodiversity assessments across our land base gives us necessary insights to help design and implement best practices for habitat conservation and species protection throughout the course of our forest management activities. These practices include leaving buffers along riparian areas, surveying sites for species occurrences prior to harvesting and thinning activities, managing for specific habitat using prescribed burns or thinning harvests, or refraining from harvesting during certain sensitive times.

IMPROVING CONSERVATION OUTCOMES

Ensuring our forests provide habitat features that support at-risk, sensitive or threatened and endangered species is a core component of our environmental stewardship. We pursue a number of programs to create and preserve critical habitat, including partnering on conservation easements and agreements, formal Habitat Conservation Plans (HCPs) with the U.S. federal government and mitigation banking. Conservation easements and other local agreements can assure sustainable forest practices and the long-term stewardship and protection of wildlife habitat, biodiversity and recreational access. These partnerships can be made with a variety of groups and organizations, and they allow natural resource management to continue, which helps protect the economic benefits of a working forest. HCPs are administered under the federal Endangered Species Act and help provide more specific guidance on the protection and enhancement of habitats for threatened and endangered species. We currently participate in HCPs and other conservation agreements in Alabama, Arkansas, Florida, Georgia, Louisiana, Maine, Mississippi, New Hampshire, North Carolina, Oklahoma, Oregon, South Carolina, Vermont and Washington. Authorized through the U.S. Clean Water Act, mitigation banking allows us to set aside certain areas of our timberlands to preserve, enhance or restore a wetland, stream or habitat area to make up for development by another entity in a similar nearby ecosystem. Mitigation banks are regulated and approved by the U.S. Army Corps of Engineers and a consortium of federal, state and local agencies. We currently operate 14 mitigation banks and projects, primarily in the U.S. South. Several other projects are in various stages of evaluation and development. Overall, we

currently have approximately 4 million acres invested in these various conservation programs in our Northern, Southern and Western Timberlands, and we are always looking for new opportunities and partnerships to expand our impact.

CONTRIBUTING TO CLEAN WATER

Our forests are critical for providing clean water to communities in our watersheds. The trees, plants and soil absorb rain and snowmelt, allowing our forests to capture and slowly release clean water into the many streams, rivers and groundwater systems on our lands. Our sustainable forestry practices help us maintain our forests' ability to capture and filter water, ensuring our harvesting methods safeguard water quality for people, fish and countless other organisms. Because our forests rely on rainwater to grow, our company's measurable impact on water use is limited to our Wood Products manufacturing sites and offices, where water is either recycled or treated on-site, evaporated while products are drying or delivered to a local, publicly-owned treatment facility.

MINIMIZING WASTE

On average, 95 percent of each log that enters our mills is turned into a useful product. The primary products we produce are solid lumber, wood panels and engineered wood products. Wood shavings, sawdust, chips and bark are sold or delivered to downstream customers who make other useful and essential products for society. Toilet paper, diapers, paper, cartons, boxes, bags, landscaping mulch and wood pellets are just a few of the countless products made from our wood fiber and forest and mill by-products. We are always looking for ways to reduce the amount of waste we generate, including finding responsible methods for reuse and recycling. On average, we reuse, recycle or repurpose 99 percent of potential waste in our operations. That is equal to approximately 12 billion pounds of material each year that otherwise would have found its way to a landfill.

VERIFYING WITH CERTIFICATION

To prove our forest management and wood fiber procurement practices are sustainable, we participate in independent certification programs for forest management, fiber sourcing and chain of custody. Our entire timberland portfolio is certified to the Sustainable Forestry Initiative® (SFI) Forest Management Standard. That compares with only 11 percent of the world's forests that are certified today (the vast majority of these certified forests are in the Northern Hemisphere). Internationally recognized forest certification standards, such as SFI, Programme for the Endorsement of Forest Certification (PEFC™), the American Tree Farm System® (ATFS), and the Forest Stewardship Council®, provide customers and stakeholders with an objective, third-party determination of whether companies are implementing sustainable forestry practices and making products that come from legal and well-managed sources. We are vocal supporters of the importance of these standards and the use of independent, third-party audits to verify compliance and promote sustainable forestry around the world. At Weyerhaeuser, we choose to certify our timberlands and operations to SFI's standards because they are strong, science-based standards that have effectively pushed forestry in a more sustainable direction. These standards are designed specifically for operations in North America, and we value SFI's collaborative approach, especially around logger training and the requirement to invest in and apply research back into our operations. In addition to our forests, we certify all of our manufacturing facilities to the SFI Fiber Sourcing Standard, and select sites are certified to the SFI and PEFC Chain of Custody standards.

SOCIAL RESPONSIBILITY

Throughout our long history, social responsibility has been an integral part of how we do business. Our company needs diverse, talented workers to grow, innovate and thrive with us for decades to come. Because we depend so much on our people, we have a responsibility to do everything we can to create a safe, inclusive work environment where employees are proud to spend their entire careers. We also need strong communities around us, filled with people who trust and support our work.

OUR PEOPLE BY THE NUMBERS

As of December 31, 2022, we employed 9,264 employees, including 7,906 in the United States, 1,347 in Canada, and 11 in Japan. Of these employees, 2,366 are members of unions covered by multi-year collective-bargaining agreements.

Our employees by business segment were as follows:

SEGMENT	NUMBER OF EMPLOYEES
Timberlands	1,276
Real Estate & ENR	61
Wood Products	7,145
Corporate	782
Total	**9,264**

SAFETY

Safety is a core value at Weyerhaeuser, which means safety comes first in everything we do. We are deeply committed to eliminating serious and fatal injuries, and to ultimately

achieving an injury-free workplace. Our industry-leading safety results are driven by:

- caring leadership with a safety-focused "tone at the top";
- robust safety policies and practices;
- engaged employees with regular safety training and education and
- a strong company-wide focus on identifying and reducing hazards and risks.

We regularly review safety incidents, risk-identification reports and "near-miss" incidents and apply key learnings across our organization. Our efforts have resulted in a significant and sustained reduction in the number and severity of recordable injuries. This includes a drop in our Recordable Incident Rate, which is the number of Occupational Safety and Health Administration-defined recordable injuries and illnesses that occur per 100 workers working in one year, from 10 in 1990 to 1.62 in 2022.

PEOPLE DEVELOPMENT

Developing people is a core component of our sustainable business model, and we focus a great deal of energy and resources on training, coaching and career planning. We also connect key human capital management priorities, such as succession planning, leadership development and critical role placement, with our executive compensation programs by including these and related priorities in our senior executives' annual cash bonus plan goals. To support our people development objectives we:

- partner with our employees on individual development plans and provide a wide range of individual development tools;
- annually enroll hundreds of our front-line, mid-level and executive leaders (future and current) in development programs;
- engage in rigorous internal talent assessment and succession planning and
- monitor and regularly review our strategies and action plans to address any workforce gaps in our organization, including gender, race and other underrepresented groups.

We also believe in the 70-20-10 approach to professional growth. This model acknowledges that at least 70 percent of development occurs on the job through direct experience and skill building. Another 20 percent comes from focused relationship building and exposure to projects, processes and perspectives outside one's normal expertise. The final 10 percent is focused on targeted training courses and development programs that help our employees achieve their own specific career goals. We offer three classroom-based leadership development programs that focus on helping current and future leaders build their skills. In 2022, about 275 of our leaders participated in these programs. In addition, we expanded our online training offerings, which are accessible to all employees to take in support of their career development, and we offered a variety of virtually facilitated trainings on a range of topics to multiple teams. In 2022, our employees logged over 38,400 hours of training in our online learning management system, which tracks both virtual and classroom courses delivered.

DIVERSITY, EQUITY AND INCLUSION

Inclusion is a core value at Weyerhaeuser. Our senior management team and board of directors regularly review our diversity, equity and inclusion strategy and goals, which are focused on creating an inclusive environment, ensuring our policies and practices are equitable, and improving representation where we have gaps. To achieve this, we are focused on three key areas: leadership, people and culture. We have in place an Inclusion Council of 25 diverse employees from across our company and a dedicated director of Diversity, Equity and Inclusion (DE&I) who works with our leaders to set annual goals, review our progress and adjust our approach to meet evolving best practices. The Council and our DE&I director provide insights and ideas to our senior management team, and they are actively engaged in helping us build an inclusive culture at all levels of the company. Our practices for achieving and maintaining a diverse, equitable and inclusive workplace include:

- "no tolerance" policies regarding discrimination and harassment of employees, suppliers, customers and visitors;
- recurrent reviews of pay equity and addressing of gaps;
- paid parental leave for all employees;
- masked names on resumes and diverse hiring teams;
- training on unconscious bias and harassment prevention;
- inclusive leadership training integrated into our development programs;
- employee-led resource groups;
- ongoing company-wide communication on the importance of inclusion and
- regular company-wide surveys and other means of anonymously collecting candid feedback to assist us in evaluating our inclusive culture and addressing any identified gaps.

In response to feedback surveys conducted for 2022, 82 percent of all employees agreed their work environment is inclusive. We publish our Employment Information Report (EEO-1) summary data in the sustainability section of our website.

We will continue to closely monitor evolving best practices and will make adjustments to our approach as we think necessary and appropriate.

COMPANY CULTURE

We consider our strong company culture to be a competitive advantage. We are intentional in our efforts to preserve the key positives of our workplace environment, as well as continuously improve and evolve our culture. At the heart of our culture is an unwavering commitment to our core values — safety, integrity, citizenship, sustainability and inclusion. These values are cited often by our employees and are visible throughout our organization. We also embrace five key behaviors that shape our culture and guide how we work together — urgency, accountability, courage, simplicity and innovation. To assess the health of our culture, we conduct regular company-wide surveys to collect candid feedback from employees and assess overall engagement. In 2022, we conducted an engagement survey of all employees, and our response rate was 75 percent. Our overall engagement favorability score from this group was 86 percent and our average favorability score on questions about the strength of our values was 84 percent. Another indicator we monitor to assess the strength of our company culture is voluntary turnover, which was 14 percent in 2022.

COMPETITIVE PAY & BENEFITS

We offer competitive compensation and benefits packages based on experience, knowledge and skill level that are designed to attract and retain talented employees and reward superior performance. Some of our benefits include paid parental leave for all employees, company match for retirement plans, comprehensive medical and dental coverage and paid time off.

SUPPORTING OUR COMMUNITIES

We operate in rural communities across North America, and we are proud to invest our time and money to help ensure they are thriving places to live and work. In 2022, we provided $5.6 million in charitable grants, in-kind donations and sponsorships in our communities, and our employees volunteered over 14,600 hours of their time to causes they care about. Through our company-wide employee giving platform, we provide an easy way for all employees to donate to charities using payroll deduction, and we offer company match programs for both employee donations and volunteerism hours.

PROMOTING ENVIRONMENTAL EDUCATION

Drawing on more than a century of experience in sustainable forestry, we share our story and expertise through tours of our forests and facilities across North America, and we also operate two centers that are open to the public and provide a range of experiential opportunities to learn about forestry, ecology and environmental issues. In Washington, our Mount

St. Helens Forest Learning Center is full of exhibits that tell the story of Mount St. Helens and the return of the forest through interactive, hands-on activities and visual displays. In North Carolina, our Cool Springs Environmental Education Center offers a 1,700-acre working forest and outdoor classroom for visitors to explore forestry working in harmony with wildlife habitat, air quality, water quality and recreational activities.

STRONG GOVERNANCE

Our corporate governance practices and policies promote the long-term interests of our shareholders, strengthen the accountability of our board of directors and management and help build public trust in our company. Our governance framework is built on a foundation of written policies and guidelines that align with the principles set out in the corporate governance framework established by the Investor Stewardship Group, or ISG, for U.S.-listed companies. We modify and enhance our policies and guidelines on a continuous basis to reflect best practices and feedback from our shareholders.

BOARD COMPOSITION AND INDEPENDENCE

Our corporate governance guidelines and the listing requirements of the New York Stock Exchange require that a majority of the board be comprised of independent directors. Our current board composition far exceeds this requirement, as eight of our nine directors are independent, with the one exception being our chief executive officer. Four of our board members are women, including one woman of color, and we have appointed seven new directors to our board since 2015. Our board has chosen to separate the positions of board chair and chief executive officer, which strengthens the board's independent oversight of the company's performance and governance standards. All of our directors stand for election annually, and we have a majority voting standard in uncontested elections. The board has regular executive sessions of independent directors, and the Audit, Compensation, and Governance and Corporate Responsibility Committees are all composed solely of independent directors.

EXECUTIVE COMPENSATION

Our compensation program is designed to reflect a strong pay-for-performance alignment that will result in superior financial results and create long-term value for shareholders. The Compensation Committee completes a risk assessment of the company's compensation program on an annual basis and also reviews the program and considers feedback from shareholders to ensure that compensation is appropriately linked to performance against company strategy and is aligned with the interests of our shareholders. Some of our leading

compensation practices include "double trigger" accelerated vesting of our long-term incentive equity awards upon a change in control, a "clawback" policy for recovery of incentive compensation in the event of a restatement of the financial or operating results of the company or one of our business segments, no executive perquisites other than limited relocation-related benefits and security services (when necessary), significant weighting of pay tied to performance-based compensation, significant portion of compensation in the form of equity awards with multi-year vesting, and balanced focus on both long-term strategic and financial objectives and shorter-term business objectives.

SHARE OWNERSHIP REQUIREMENTS

We have share ownership requirements for our executive officers and directors that require each of them to hold a multiple of his or her base salary (or cash compensation) in shares of Weyerhaeuser stock. The minimum holding requirement is 6x base salary for our chief executive officer, 2x base salary for our senior vice presidents, and 5x annual cash retainer for our non-employee directors. Until the required ownership levels are achieved, executives must retain 75 percent of the net profit shares acquired when restricted stock units (RSUs) and performance share units (PSUs) vest. Net profit shares are shares remaining after payment of taxes upon vesting. A director may sell shares issuable upon vesting of RSUs only for purposes of paying the taxes due upon vesting but must otherwise hold 100 percent of the net shares granted to him or her until the ownership requirement has been satisfied. Our Compensation Committee monitors and confirms that our directors and officers are in compliance with these requirements. Additionally, we have an anti-hedging and trading policy which prohibits our directors, executive officers, and employees who report directly to our executive officers from hedging their ownership of the company's stock. The policy also prohibits directors and executive officers from pledging company stock, engaging in any short sales of company stock or trading company stock on margin.

CODE OF ETHICS

Integrity is a core value at Weyerhaeuser. We have a strong culture of ethics and integrity at every level of our company. Since our founding in 1900, we have consistently been recognized for our ethical business practices, compliance and high standards. In 2022, we were named for the 13th time as one of the World's Most Ethical Companies® by Ethisphere Institute, a global leader in defining and advancing the standards of ethical business practices. Our Code of Ethics applies to all employees and members of our board, and it is an expression of our commitment and shared responsibility to conduct our business affairs ethically with stakeholders, including employees, communities, customers, suppliers, contractors and shareholders. Our employees also participate in regular compliance and ethics training, role-model and promote ethical behavior, and are instructed on how to communicate concerns of unethical behavior.

SHAREHOLDER ENGAGEMENT

We believe that maintaining regular and active dialogue with our shareholders is important for effective corporate governance as well as to our commitment to deliver sustainable, long-term value to our shareholders. We engage with our shareholders on a variety of topics throughout the year to ensure we are addressing questions and concerns, to seek input and to provide perspective on our policies and practices. Shareholder feedback is regularly reviewed and considered by the board and its committees and is reflected in adjustments and enhancements to our policies and practices. We remain committed to investing time with our shareholders to maintain transparency and to better understand their views on key issues.

SHAREHOLDER RIGHTS

Shareholder Proxy Access

Our company Bylaws allow eligible shareholders to nominate candidates to the board of directors who are included in the company's proxy statement and ballot. This process for inclusion of shareholder nominees in the proxy statement is in addition to previously existing Bylaw provisions that allow shareholders to nominate directors to the board without access to the company's proxy statement.

Policy on Shareholder Approval of Rights Plans

Our board of directors maintains a shareholder rights plan policy that requires the board to obtain shareholder approval prior to adopting any shareholder rights plan. However, the board may act on its own to adopt a shareholder rights plan if a majority of the independent directors, exercising their fiduciary duties under Washington law, determine that such submission to shareholders would not be in the best interests of shareholders under the circumstances.

Shareholders' Right to Call Meetings

Our company Bylaws provide that special meetings of our shareholders may be called by shareholders representing at least 25 percent of the company's outstanding shares if certain notice and other procedural requirements are followed and if the board determines that the matters of business to be brought before the meeting are appropriate for shareholder action under applicable law.

DISCIPLINED RISK MANAGEMENT

Making the right decisions for our business requires understanding risk. We use disciplined processes to manage our risks, which include, among other areas, environmental, safety, social, legal, operational and public-policy risks so our leaders and employees can make safe and informed decisions. Our enterprise risk management group evaluates the likelihood of various risks and determines the potential magnitude of impact to our company. The analysis is conducted under the guidance of our chief compliance officer, who reports to our senior vice president and general counsel and our Governance and Corporate Responsibility Committee, with assistance from other members of the management team, and is reviewed by our board of directors. We also conduct internal audits regularly to ensure compliance with environmental, safety, financial, disclosure and other regulations; voluntary standards; and our own company policies. When noncompliance issues are identified, we develop, implement and track corrective action plans to ensure timely resolution. An independent public accounting firm audits our accounting processes, financial reporting and internal controls on an ongoing basis. We also focus on managing cybersecurity risk through a program that includes information security training, systems testing, testing and audit of our IT controls, and alignment of our program with the National Institute of Standards and Technology Cybersecurity Framework (see further discussion in the Cybersecurity section below). We also maintain and regularly update other company policies that guide our business, inform our employees and help manage our identified risks, including the following: Anti-Bribery Policy; Anti-Discrimination, Anti-Harassment and Equal Employment Opportunity Policy; Chemical Management Policy; Code of Ethics; Environmental Policy; Health and Safety Policy; Human Rights Policy; Product Stewardship Policy; Supplier Code of Ethics; Sustainable Forestry Policy; Threatened and Endangered Species Policy; and Wood Procurement Policy.

CYBERSECURITY

Our risk management program includes focused efforts on managing cybersecurity risk, including the following:

- A robust information security training program that requires all company employees with access to our networks to participate in regular and mandatory training on how to be aware of, and help defend against, cyber risks, combined with periodic testing to measure the efficacy of our training efforts.
- Alignment of our program with the National Institute of Standards and Technology Cybersecurity Framework to prevent, detect and respond to cyberattacks.
- Ongoing adoption of a "zero trust" cybersecurity model.

- Regular and robust testing of our systems to assess our vulnerability to cyber risk, which includes targeted penetration testing, tabletop incident response exercises, periodic audits of our systems by outside industry experts and regular vulnerability scanning.
- Testing and audits of our IT-related internal controls over financial reporting by our independent external auditors.
- A formal vendor risk assessment process to ensure any vendors with information access have appropriate security measures and practices in place.
- Business continuity plans and critical recovery backup systems.
- Insurance for damage to property caused by a cyberattack.

Members of management, including our chief information officer and our chief information security officer, regularly report on the company's cybersecurity matters to both the Audit Committee of the board of directors and the full board, which has primary oversight responsibility in this area, as follows:

- Our cybersecurity program and risks are specifically discussed at least three times per year (including as part of our discussions regarding enterprise risk management).
- Our internal audit function's reviews of our information security programs and controls are included in quarterly reports to the Audit Committee.
- Current information security issues that arise during the year are discussed throughout the year if potentially significant to the company and are discussed with our chairman and Audit Committee chair between board meetings as appropriate.

We also manage cybersecurity risk by limiting our threat landscape. For example, we do not store, transmit or process many of the types of data commonly targeted in cyberattacks, such as consumer credit card or financial information, nor do we store or maintain significant proprietary data on our systems. Moreover, our businesses do not involve or represent national infrastructure, the likes of which are common targets of cyber attackers (e.g., energy, oil & gas, transportation, communications, banking and financial systems, etc.). We recognize that cyber threats are a permanent part of the risk landscape and that new threats are constantly evolving. For these and other reasons, cybersecurity is a top risk management priority at Weyerhaeuser.

PARTICIPATING IN PUBLIC POLICY

Our ethical and transparent involvement in public policy includes coalition and relationship building, advocacy, political contributions and grassroots activities. As active members of our communities, we participate in the political process to help shape policy and legislation affecting our company and industry and do so without regard to the private political preferences of executives. All political contributions are managed by our government affairs team. Public policy and legislative priorities are reviewed annually with senior business leaders, our board of directors and our Governance and Corporate Responsibility Committee. We follow both the letter and the spirit of the laws governing lobbying. Our managers receive regular training on current laws and practices, and we work fairly and honestly with public officials at all levels. Some states allow companies to contribute directly to campaigns for state and local offices and for ballot measures. We file these contributions as required at state and local levels. We also sponsor a U.S. Weyerhaeuser Political Action Committee (WPAC), which solicits voluntary contributions from eligible shareholders, employees and our board of directors. WPAC contribution reports are filed with the Federal Election Commission, and we provide a summary of our annual WPAC political donations in the sustainability section of our website.

WHAT WE DO

This section provides information about how we:

- grow and harvest trees,
- maximize the value of every acre we own and
- manufacture and sell wood products.

For each of our business segments, we provide details about what we do, where we do it, how much we sell and where we are headed.

TIMBERLANDS

Our Timberlands segment manages 10.6 million acres of private commercial timberlands in the U.S. We own 9.8 million of those acres and control the remaining acres through long-term contracts. In addition, we have renewable, long-term licenses on 14.1 million acres of Canadian timberlands.

WHAT WE DO

Forestry Management

Our Timberlands segment:

- plants seedlings to reforest harvested areas using the most effective regeneration method for the site and species (natural regeneration is employed and managed in parts of Canada and the northern U.S.);
- manages our timberlands as the trees grow to maturity;
- harvests trees to be converted into wood products, such as lumber, pellets, pulp and paper;
- manages the health of our forests to sustainably maximize harvest volumes, minimize risks, and protect unique environmental, cultural, historical and recreational value and
- offer recreational access.

We seek to maximize the returns from our timberlands by selling delivered logs and through stumpage sales to both internal and external customers. We leverage our expertise in forestry using research and planning systems to optimize log production and innovative planting and harvesting techniques across varying terrain. We use intensive, customized silviculture to increase forest productivity and returns while managing our forests on a sustainable basis. We use our scale, infrastructure and supply chain expertise to deliver reliable and consistent supply to our customers.

Competitive factors within each of our market areas generally include price, species, grade, quality, proximity to wood-consuming facilities and the ability to consistently meet customer requirements. We compete in the marketplace through our ability to provide customers with a consistent and reliable supply of high-quality logs at scale volumes and competitive prices. Our customers also value our status as a SFI certified supplier.

Sustainable Forestry Practices

We manage our forests intensively to maximize the value of every acre and produce a sustainable supply of wood fiber for our customers. At the same time, we are careful to protect biological diversity, water quality and other ecosystem values. Our working forests also provide unique environmental, cultural, historical and recreational value. We work hard to protect these and other qualities, while still managing our forests to produce financially mature timber. We follow regulatory requirements, voluntary standards and certify 100 percent of our North American timberlands under the SFI Forest Management Standard.

Canadian Forestry Operations

In Canada, we manage timberlands under long-term licenses that serve as the primary source of raw material for our manufacturing facilities in various provinces. When we harvest trees, we pay the provinces at stumpage rates set by the government. We transfer logs to our manufacturing facilities at cost and do not generate any significant profit from the harvest of timber from our licensed acres in Canada.

Timberlands Products

PRODUCTS	HOW THEY'RE USED
Delivered logs: • Grade logs • Fiber logs	Grade logs are made into lumber, plywood, veneer and other products used in residential homes, commercial structures, furniture, industrial and decorative applications. Fiber logs are sold to pulp, paper and oriented strand board mills to make products used for printing, writing, packaging, homebuilding and consumer products, as well as into renewable energy and pellets.
Timber	Standing timber is sold to third parties through stumpage sales.
Recreational leases	Timberlands are leased or permitted for recreational purposes.
Other products	Seed and seedlings grown in the U.S. and wood chips.

HOW WE MEASURE OUR PRODUCTS

We use multiple units of measure when transacting business including:

- Thousand board feet (MBF) — used in the West to measure the expected lumber recovery from a tree or log and
- Green tons (GT) — used in the South to measure weight; factors used for conversion to product volume can vary by species, size, location and season.

We report Timberlands volumes in ton equivalents.

WHERE WE DO IT

As of December 31, 2022, we sustainably managed timberlands in 17 states. This included owned or contracted acres in the following locations:

- 2.5 million acres in the western U.S. (Oregon and Washington);
- 6.8 million acres in the southern U.S. (Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina, Texas and Virginia) and
- 1.2 million acres in the northern U.S. (Maine, New Hampshire, Vermont and West Virginia).

In Canada, we manage timberlands under long-term licenses that provide raw material for our manufacturing facilities. These licenses are in Alberta, British Columbia, Ontario and Saskatchewan.

Our total timber inventory — including timber on owned and contracted land — is approximately 589 million tons. This timber inventory does not translate into a specific amount of lumber or panel products because the quantity of end products varies according to the age, species, size and quality of the timber and will change over time as these variables adjust.

We maintain our timber inventory in an integrated resource inventory system and geographic information system (GIS). The resource inventory component of the system is proprietary and is largely based on internally developed methods, including growth and yield models developed by our research and development organization. The GIS component is based on GIS software that is viewed as the standard in our industry.

Timber inventory data collection and verification techniques include the use of industry standard field sampling procedures as well as proprietary remote sensing technologies in some geographies. The data is collected and maintained at the timber stand level.

We also own and operate nurseries and seed orchards in Alabama, Arkansas, Georgia, Louisiana, Mississippi, Oregon, South Carolina and Washington.

Summary of 2022 Standing Timber Inventory

GEOGRAPHIC AREA	MILLIONS OF TONS AT DECEMBER 31, 2022
	TOTAL INVENTORY[1]
U.S.:	
West	
Douglas fir/Cedar	152
Whitewood	23
Hardwood	13
Total West	**188**
South	
Southern yellow pine	271
Hardwood	86
Total South	**357**
North	
Conifer	18
Hardwood	26
Total North	**44**
Total Company	**589**

(1) Inventory includes all conservation and non-harvestable areas.

Summary of 2022 Timberland Locations

GEOGRAPHIC AREA	THOUSANDS OF ACRES AT DECEMBER 31, 2022		
	FEE OWNERSHIP	LONG-TERM CONTRACTS	TOTAL ACRES[1]
U.S.:			
West			
Oregon	1,420	—	1,420
Washington	1,126	—	1,126
Total West	**2,546**	**—**	**2,546**
South			
Alabama	447	197	644
Arkansas	1,202	18	1,220
Florida	213	73	286
Georgia	583	48	631
Louisiana	1,006	353	1,359
Mississippi	1,116	36	1,152
North Carolina	635	—	635
Oklahoma	488	—	488
South Carolina	274	—	274
Texas	12	2	14
Virginia	120	—	120
Total South	**6,096**	**727**	**6,823**
North			
Maine	833	—	833
New Hampshire	24	—	24
Vermont	86	—	86
West Virginia	253	—	253
Total North	**1,196**	**—**	**1,196**
Total Company	**9,838**	**727**	**10,565**

(1) Acres include all conservation and non-harvestable areas.

We provide a year-round flow of logs to internal and external customers. We sell grade and fiber logs to manufacturers that produce a diverse range of products. We also sell standing timber to third parties and lease land for recreational purposes. Most of our timberlands are strategically located to take advantage of road, logging and transportation systems for efficient delivery of logs to customers.

Western United States

Our Western timberlands are well situated to serve the wood products and pulp markets in Oregon and Washington. For the year ended December 31, 2022, we sold 29 percent of our total Western log sales volume internally. Additionally, our location on the West Coast provides access to higher-value export markets for Douglas fir and whitewood logs to Japan, China and Korea. Our largest export market is Japan, where Douglas fir is the preferred species for higher-valued post and beam homebuilding. The size and quality of our Western timberlands, coupled with their proximity to several deep-water port facilities, competitively positions us to meet the needs of Pacific Rim log markets.

Our holdings are composed primarily of Douglas fir, a species highly valued for its structural strength, stiffness and appearance. Most of our lands are located on the west side of the Cascade Mountain Range with soil and rainfall conditions considered favorable for growing this species. Our standing timber inventory is comprised of 81 percent Douglas fir, 12 percent whitewood and 7 percent hardwood.

Our management systems and supply chain expertise provide us a competitive operating advantage in a number of areas including forestry and research, harvesting, marketing and logistics. Additionally, our scale, diversity of timberlands ownership and infrastructure on the West Coast allow us to consistently and reliably supply logs to our internal and external customers year-round.

We sell recreational use permits covering approximately 2 million acres of our owned Western timberlands.

Southern United States

Our Southern timberland ownership, covering 11 states, is well situated to serve domestic wood products and pulp markets, including third-party customers and our own mills. For the year ended December 31, 2022, we sold 22 percent of our total Southern log sales volume internally. Additionally, our Atlantic and Gulf coastal locations position us to serve an emerging Asian log export market. Our standing timber inventory is comprised of 76 percent Southern yellow pine and 24 percent hardwoods.

Operationally, we focus on efficiently harvesting and hauling logs from our ownership and capitalizing on our scale and supply chain expertise to consistently and reliably supply logs to our internal and external customers year-round.

We lease approximately 95 percent of our owned Southern acreage for recreational purposes.

2022 Western U.S. Inventory by Species



2022 Southern U.S. Inventory by Species



2022 Western U.S. Inventory by Age / Species



Note: Inventory charted includes all conservation and non-harvestable areas.

2022 Southern U.S. Inventory by Age / Species



Note: Inventory charted includes all conservation and non-harvestable areas.

The average age of timber harvested from our Western timberlands in 2022 was 48 years, excluding salvage volumes. In accordance with our sustainable forestry practices, we harvest and replant an average of 2 percent of our Western acreage each year.

The average age of timber harvested from our Southern timberlands in 2022 was 29 years. In accordance with our sustainable forestry practices, we harvest and replant an average of 3 percent of our acreage each year in the South.

Northern United States

Our Northern timberlands acres contain a diverse mix of temperate broadleaf hardwoods and mixed conifer species across timberlands located in four states. We grow over 40 species and market over 300 product grades to a diverse mix of customers.

Our large-diameter cherry, red oak and hard maple sawlogs and veneer logs serve domestic and export furniture markets. Our maple and other appearance woods are used in furniture and high-value decorative applications. In addition to high-value hardwood sawlogs, our mix includes hardwood fiber logs for pulp and oriented strand board applications. Hardwood pulpwood is a significant market in the Northern region and we have long-term supply agreements, primarily at market rates, for nearly 95 percent of our hardwood pulp production. Our competitive advantages include a merchandising program to capture the value of the premium hardwood logs.

2022 Northern U.S. Inventory by Species



2022 Northern U.S. Inventory by Age / Species



The average age of timber harvested from our Northern timberlands in 2022 was 54 years. Timber harvested in the North is sold predominantly as delivered logs to domestic mills, including our manufacturing facilities. For the year ended December 31, 2022, we sold 6 percent of our total Northern log sales volume internally. In accordance with our sustainable forestry practices, we harvest an average of 1 percent of our acreage each year in the North. Regeneration is predominantly natural, augmented by planting where appropriate.

Canada — Licensed Forestlands

We manage forestlands in Canada under long-term licenses from the provincial governments to secure volume for our manufacturing facilities in various provinces. The provincial governments regulate the volume of timber that may be harvested each year through Annual Allowable Cuts (AAC), which are updated every 10 years. As of December 31, 2022, our AAC by province was:

- Alberta — 2,221 thousand tons,
- British Columbia — 547 thousand tons,
- Ontario — 154 thousand tons and
- Saskatchewan — 633 thousand tons.

When the volume is harvested, we pay the province for that volume at stumpage rates set by the government. The harvested logs are transferred to our manufacturing facilities at cost (stumpage plus harvest, haul and overhead costs less any margin on selling logs to third parties). Any profit from harvesting the log through converting to finished products is recognized at the respective mill in our Wood Products segment.

Summary of License Arrangements

GEOGRAPHIC AREA	THOUSANDS OF ACRES AT DECEMBER 31, 2022
	TOTAL ACRES
Province:	
Alberta	5,399
British Columbia	1,147
Ontario[1]	2,574
Saskatchewan[1]	4,987
Total Canada	**14,107**
(1) License is managed by partnership.	

HOW MUCH WE HARVEST

Our fee harvest volumes are managed sustainably across all regions to ensure the preservation of long-term economic value of the timber and to capture maximum value from the markets. This is accomplished by ensuring annual harvest schedules target financially mature timber and reforestation activities align with the growing of timber through its life cycle to financial maturity.

Five-Year Summary of Timberlands Fee Harvest Volumes

FEE HARVEST VOLUMES IN THOUSANDS OF TONS					
	2022	2021	2020	2019	2018
West[1]	7,858	8,084	8,542	9,237	9,571
South	24,329	23,304	23,149	26,278	26,708
North[2]	974	1,085	1,226	2,042	2,129
Total	**33,161**	**32,473**	**32,917**	**37,557**	**38,408**

(1) Western logs are primarily transacted in thousand board feet (MBF) but are converted to ton equivalents for external reporting purposes.
(2) In November 2019, we sold our Michigan timberlands and in March 2020, we sold our Montana timberlands. Refer to *Note 4: Timberland Acquisitions and Divestitures* for further information.

Five-Year Summary of Timberlands Fee Harvest Volumes — Percentage of Grade and Fiber

PERCENTAGE OF GRADE AND FIBER						
		2022	2021	2020	2019	2018
West	Grade	89%	92%	90%	89%	90%
	Fiber	11%	8%	10%	11%	10%
South	Grade	45%	49%	48%	49%	51%
	Fiber	55%	51%	52%	51%	49%
North[1]	Grade	37%	51%	49%	37%	46%
	Fiber	63%	49%	51%	63%	54%
Total	**Grade**	**55%**	**62%**	**60%**	**59%**	**62%**
	Fiber	**45%**	**38%**	**40%**	**41%**	**38%**

(1) In November 2019, we sold our Michigan timberlands and in March 2020, we sold our Montana timberlands. Refer to *Note 4: Timberland Acquisitions and Divestitures* for further information.

HOW MUCH WE SELL

Our net sales to unaffiliated customers over the last two years were:

- $1.9 billion in 2022 and
- $1.6 billion in 2021.

Our intersegment sales over the last two years were:

- $561 million in 2022 and
- $535 million in 2021.

Five-Year Summary of Net Sales for Timberlands

NET SALES IN MILLIONS OF DOLLARS					
	2022	2021	2020	2019	2018
Net sales to unaffiliated customers:					
Delivered logs:					
West	$ 1,004	$ 869	$ 720	$ 740	$ 987
South	645	589	573	640	625
North[1]	56	52	52	92	99
Total	**1,705**	**1,510**	**1,345**	**1,472**	**1,711**
Stumpage and pay-as-cut timber	46	31	19	42	59
Recreational lease revenue	68	65	63	61	59
Other products[2]	39	30	39	43	44
Subtotal net sales to unaffiliated customers	1,858	1,636	1,466	1,618	1,873
Intersegment net sales	561	535	471	503	537
Total	**$ 2,419**	**$ 2,171**	**$ 1,937**	**$ 2,121**	**$ 2,410**

(1) In November 2019, we sold our Michigan timberlands and in March 2020, we sold our Montana timberlands. Refer to *Note 4: Timberland Acquisitions and Divestitures* for further information.
(2) Other products include sales of seeds and seedlings from our nursery operations and wood chips.

Five-Year Trend for Total Net Sales in Timberlands



Percentage of 2022 Sales Dollars to Unaffiliated Customers



- WESTERN LOGS
- SOUTHERN LOGS
- NORTHERN LOGS
- STUMPAGE AND PAY-AS-CUT TIMBER
- OTHER PRODUCTS

Log Sales Volumes

Our sales volumes include fee timber as well as logs purchased in the open market.

Our log sales volumes to unaffiliated customers over the last two years were:

- 23,867 thousand tons in 2022 and
- 23,585 thousand tons in 2021.

We sell three grades of logs — domestic grade, domestic fiber and export. Factors that may affect log sales in each of these categories include:

- domestic grade log sales — lumber usage, primarily for housing starts and repair and remodel activity, the needs of our own mills and the availability of logs from both outside markets and our own timberlands;
- domestic fiber log sales — demand for wood chips by pulp mills, containerboard mills, pellet mills and oriented strand board mills and
- export log sales — the level of housing starts in Japan and construction in China, as well as availability of logs from other countries, particularly for China.

Five-Year Summary of Log Sales Volumes to Unaffiliated Customers

SALES VOLUMES IN THOUSANDS					
	2022	2021	2020	2019	2018
Logs — tons:					
West(1)	6,296	6,203	6,506	7,173	7,858
South	16,864	16,594	16,954	18,232	18,008
North(2)	707	788	872	1,558	1,628
Total	23,867	23,585	24,332	26,963	27,494

(1) Western logs are primarily transacted in thousand board feet (MBF) but are converted to ton equivalents for external reporting purposes.
(2) In November 2019, we sold our Michigan timberlands and in March 2020, we sold our Montana timberlands. Refer to *Note 4: Timberland Acquisitions and Divestitures* for further information.

Log Prices

Domestic and export grade logs are sold at market prices to unaffiliated customers or our internal mills. The majority of our log sales to unaffiliated customers involve sales to domestic sawmills and the export market. Log prices in the following tables are on a delivered (mill) basis.

Five-Year Summary of Published Domestic Log Prices (#2 Sawlog Bark On — $/MBF)



SOURCE: Loglines, Weyerhaeuser portfolio mix, Timber Mart-South - 7.5 MBF/Ton Conversion

Five-Year Summary of Export Log Prices (#2 Sawlog Bark On — $/MBF)



SOURCE: Weyerhaeuser, Loglines

Log prices are affected by the supply of and demand for grade and fiber logs. Export log prices are particularly affected by the Japanese housing market, Chinese construction activity and the availability of logs.

Our competitive strategies include:

- continuing to capitalize on our scale of operations, silviculture and supply chain expertise and sustainability practices;
- improving cash flow through operational excellence initiatives including merchandising for value, harvest and transportation efficiencies as well as focused silviculture investments to improve forest productivity;
- optimizing and growing our timber portfolio through disciplined investments;
- leveraging our export and domestic market access, infrastructure and strong customer relationships;
- increasing our recreational lease revenue and
- continuing to maximize the value of our timberlands portfolio by managing the acres to achieve the highest and best use.

REAL ESTATE, ENERGY AND NATURAL RESOURCES

Our Real Estate & ENR segment maximizes the value of our timberland ownership through application of our asset value optimization (AVO) process and captures the full value of surface and subsurface assets. In 2021, we announced the launch of our new natural climate solutions business through which we intend to leverage our resources and expertise to help others meet their goals to reduce carbon emissions or mitigate environmental impacts. This involves an expansion of our current business activities in the areas of conservation and mitigation banking and leasing land for renewable energy projects. In addition, we are strategically positioned to participate in two emerging markets focused on the mitigation of carbon emissions: the forest carbon offset markets, where carbon credits are created through incremental carbon sequestration over a baseline and sold to buyers in need of offset credits, and carbon capture and storage, which involves leasing of surface and subsurface ownership to safely and permanently store transported carbon emissions from their source. As the largest private owner of timberlands in North America, the scale and geographic diversity of our assets create a unique opportunity for participation in each of these activities, all of which offer natural solutions for reducing carbon emissions and support climate change mitigation efforts.

WHAT WE DO

Real Estate

Properties that exhibit higher use value than commercial timberlands are monetized by our Real Estate business over time. We analyze our existing U.S. timberland holdings using a process we call AVO. We start with understanding the value of a parcel operating as commercial timberlands and then assess

the specific real estate attributes of the parcel and its corresponding market. The assessment includes demographics, infrastructure and proximity to amenities and recreation to determine the potential to realize a premium value to commercial timberland. Attributes can evolve over time, and accordingly, the assignment of value and opportunity can change. We continually revisit our AVO assessment for all our timberland acres. Recently, we have been focused on developing a next-generation process that enhances our ability to identify and capture value from various timber and non-timber attributes, including carbon, renewable energy and other natural climate solutions opportunities. This sophisticated technology-enabled approach, referred to as "AVO 2.0", leverages remote sensing, satellite imagery, machine learning and other advanced data analytics, and has generated significant improvements in our ability to identify strategic growth opportunities and manage every acre in our portfolio to maximize value across the full suite of attributes and opportunities.

We expect to sell certain properties for recreational, conservation, commercial or residential purposes over time. We will also entitle a small amount of acres for real estate development. Development, outside of entitlement activities, is typically performed by third parties. Mitigation banking allows us to set aside certain areas of our timberlands to preserve, enhance or restore a wetland, stream or habitat area to make up for development by another entity in a similar nearby ecosystem. Activities within this business that contribute to natural climate solutions include conservation sales and mitigation banking. Some of our real estate activities are conducted through our TRSs.

Occasionally, we sell a small amount of timberland acreage in areas where we choose to reduce our market presence and capture a price that exceeds the value derivable from holding and operating as commercial timberlands. These transactions will vary based on factors including the location and physical and operating characteristics of the timberlands.

The volume of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability of buyers to obtain financing, the number of competing properties listed for sale, the seasonal nature of sales, the plans of adjacent landowners, our expectation of future price appreciation, the timing of harvesting activities and the availability of government and not-for-profit funding. In any period, the average sales price per acre will vary based on the location and physical characteristics of parcels sold.

Energy and Natural Resources

We focus on maximizing potential opportunities for construction materials, industrial minerals, renewable energy (including wind and solar energy), natural gas, rights of way easements on our timberland portfolio and retained mineral interests. Activities within this business that contribute to natural climate solutions include leasing land for the production of renewable energy like wind and solar, as well as forest carbon and carbon capture and storage.

As the owner of mineral rights and interests, we typically do not invest in development or operations but, instead, enter into contracts with operators granting them the rights to explore, develop and sell energy and natural resources produced from our property in exchange for rents and royalties. We generally reserve mineral rights when selling timberlands acreage. Some Energy and Natural Resources activities are conducted through our TRSs.

Real Estate, Energy and Natural Resources Sources of Revenue

BUSINESS	SOURCES OF REVENUE
Real Estate	• Select timberland tracts are sold for recreational, conservation, commercial, mitigation banking or residential purposes.
Energy and Natural Resources	• Rights are granted to explore for, extract and sell construction aggregates (rock, sand and gravel), industrial materials and natural gas. • Ground leases and easements are granted to wind and solar developers to generate renewable electricity from our timberlands. • Rights are granted to access and utilize timberland acreage for communications, pipeline, powerline and transportation rights of way.

WHERE WE DO IT

Our Real Estate business identifies opportunities to realize premium value for our U.S. owned timberland acreage.

The majority of our Energy and Natural Resources revenue sources are located in Oregon, Washington, South Carolina and Georgia (construction material royalties); as well as the Gulf South and West Virginia (natural gas royalties).

HOW MUCH WE SELL

Our net sales over the last two years were $368 million in 2022 and $344 million in 2021.

Five-Year Summary of Net Sales for Real Estate, Energy and Natural Resources

NET SALES IN MILLIONS OF DOLLARS					
	2022	2021	2020	2019	2018
Net sales:					
Real Estate	$ 235	$ 246	$ 202	$ 225	$ 229
Energy and Natural Resources	133	98	74	89	78
Total	**$ 368**	**$ 344**	**$ 276**	**$ 314**	**$ 307**

Five-Year Summary of Real Estate Sales Statistics

REAL ESTATE SALES STATISTICS					
	2022	2021	2020	2019	2018
Acres sold	58,791	55,827	111,898	113,315	131,575
Average price per acre	$ 3,714	$ 3,725	$ 1,690	$ 1,848	$ 1,701

WHERE WE'RE HEADED

Our competitive strategies include:

• continuing to apply the AVO process to identify opportunities to capture a premium to timber value;
• maintaining a flexible, low-cost execution model by continuing to leverage strategic relationships with outside real estate brokers;
• capturing the full value of our natural gas, aggregates and industrial minerals and wind and solar resources;
• capitalizing on emerging natural climate solutions opportunities, including forest carbon and carbon capture and storage, and
• delivering the most value from every acre.

WOOD PRODUCTS

We are one of the largest manufacturers and distributors of wood products in North America.

WHAT WE DO

Our Wood Products segment:

• manufactures high-quality structural lumber, oriented strand board, engineered wood products and other specialty products for the residential, multi-family, industrial, light commercial and repair and remodel markets;
• distributes our products as well as complementary building products that we purchase from other manufacturers and
• exports our structural lumber and engineered wood products, primarily to Asia.

Wood Products Sources of Revenue

PRODUCTS	HOW THEY'RE USED
Structural lumber	Structural framing for new residential, repair and remodel, treated applications, industrial and commercial structures.
Oriented strand board	Structural sheathing, subflooring and stair tread for residential, multi-family and commercial structures.
Engineered wood products • Solid section • I-joists • Softwood plywood • Medium density fiberboard	Structural elements for residential, multi-family and commercial structures such as floor and roof joists, headers, beams, subflooring and sheathing. Medium density fiberboard products for store fixtures, molding, doors and cabinet components.
Other products	Wood chips and other byproducts.
Complementary building products	Complementary building products such as cedar, decking, siding, insulation and rebar sold in our distribution facilities.

WHERE WE DO IT

We operate manufacturing facilities in the United States and Canada. We distribute through a combination of Weyerhaeuser distribution centers and third-party distributors. Information about the locations, capacities and actual production of our manufacturing facilities is included below.

Summary of Wood Products Capacities and Principal Manufacturing Locations as of December 31, 2022

CAPACITIES IN MILLIONS			
	PRODUCTION CAPACITY	NUMBER OF FACILITIES	FACILITY LOCATIONS
Structural lumber — board feet	5,510	19	Alabama, Arkansas, Louisiana (2), Mississippi (3), Montana, North Carolina (3), Oklahoma, Oregon (2), Washington (2), Alberta (2), British Columbia
Oriented strand board — square feet (3/8")	3,140	6	Louisiana, Michigan, North Carolina, West Virginia, Alberta, Saskatchewan
Engineered solid section — cubic feet[1]	42	6	Alabama, Louisiana, Oregon, West Virginia, British Columbia, Ontario
Softwood plywood — square feet (3/8")[2]	610	3	Arkansas, Louisiana, Montana
Medium density fiberboard — square feet (3/4")	265	1	Montana

(1) This represents total press capacity. Our engineered solid section facilities also may produce engineered I-joists. In 2022, approximately 25 percent of the total press production was converted into 190 million lineal feet of I-joist.
(2) All of our plywood facilities also produce veneer.

Production capacities listed represent annual production volume under normal operating conditions and producing a normal product mix for each individual facility.

We also own or lease 19 distribution centers in the U.S. where our products and complementary building products are sold.

Five-Year Summary of Wood Products Production

PRODUCTION IN MILLIONS					
	2022	2021	2020	2019	2018
Structural lumber — board feet	4,513	4,815	4,666	4,705	4,541
Oriented strand board — square feet (3/8")	2,961	2,865	3,013	2,969	2,837
Engineered solid section — cubic feet	23.6	24.0	23.0	22.6	24.3
Engineered I-joists — lineal feet	172	190	175	182	191
Softwood plywood — square feet (3/8")	259	263	347	386	404
Medium density fiberboard — square feet (3/4")	161	206	200	202	220

HOW MUCH WE SELL

Revenues of our Wood Products segment come from sales to wood products dealers, do-it-yourself retailers, builders and industrial users. Wood Products net sales were $8.0 billion in 2022 and $8.2 billion in 2021.

Five-Year Summary of Net Sales for Wood Products

NET SALES IN MILLIONS OF DOLLARS					
	2022	2021	2020	2019	2018
Structural lumber	$ 3,374	$ 3,721	$ 2,602	$ 1,892	$ 2,258
Oriented strand board	1,578	1,840	1,013	632	891
Engineered solid section	862	679	505	510	521
Engineered I-joists	573	447	316	323	336
Softwood plywood	193	210	171	161	200
Medium density fiberboard	192	186	171	166	177
Other products produced[1]	346	348	336	337	330
Complementary building products	840	790	676	602	584
Total	**$ 7,958**	**$ 8,221**	**$ 5,790**	**$ 4,623**	**$ 5,297**

(1) Other products produced sales include wood chips, other byproducts and third-party residual log sales from our Canadian Forestlands operations.

Five-Year Trend for Total Net Sales in Wood Products



NET SALES IN MILLIONS OF DOLLARS

- 2018: $5,297
- 2019: $4,623
- 2020: $5,790
- 2021: $8,221
- 2022: $7,958

Percentage of 2022 Net Sales Dollars in Wood Products



- STRUCTURAL LUMBER — 42%
- ORIENTED STRAND BOARD — 20%
- ENGINEERED SOLID SECTION — 11%
- ENGINEERED I-JOISTS — 7%
- SOFTWOOD PLYWOOD — 3%
- MEDIUM DENSITY FIBERBOARD — 2%
- OTHER PRODUCTS — 15%

Wood Products Volumes

Five-Year Summary of Sales Volumes for Wood Products

SALES VOLUMES IN MILLIONS[1]	2022	2021	2020	2019	2018
Structural lumber — board feet	4,658	4,902	4,873	4,857	4,684
Oriented strand board — square feet (3/8")	2,853	2,726	2,956	2,916	2,827
Engineered solid section — cubic feet	23.0	24.4	23.4	23.2	24.3
Engineered I-joists — lineal feet	171	194	190	192	204
Softwood plywood — square feet (3/8")	285	308	414	445	459
Medium density fiberboard — square feet (3/4")	160	205	201	200	212

(1) Sales volumes include sales of internally produced products as well as complementary building products sold primarily through our distribution centers.

Wood Products Prices

Prices for commodity wood products — structural lumber, oriented strand board and softwood plywood — declined in 2022 from 2021.

In general, the following factors influence sales realizations for wood products:

- Demand for wood products used in residential and multi-family construction and the repair and remodel of existing homes affects prices. Residential and multi-family construction is influenced by factors such as population growth and other demographics, availability of labor and lots, the level of employment, consumer confidence, consumer income, availability of financing and interest rate levels, and the supply and pricing of existing homes on the market. Repair and remodel activity is affected by the size and age of existing housing inventory and access to home equity financing and other credit.
- The supply of commodity building products such as structural lumber, oriented strand board and softwood plywood affects prices. A number of factors can influence supply, including changes in production capacity and utilization rates, weather, raw material supply and availability of labor and transportation.

The following graphs reflect product price trends for the past five years.

Five-Year Summary of Published Lumber Prices — $/MBF



SELECTED PUBLISHED PRODUCT PRICES

- 2X4 DOUGLAS FIR (KILN DRIED)
- 2X4 DOUGLAS FIR (GREEN)
- 2X4 SOUTHERN YELLOW PINE (KILN DRIED)
- 2X4 SPRUCE-PINE-FIR (MILL)

SOURCE: Random Lengths

Five-Year Summary of Published Oriented Strand Board Prices — $/MSF



SELECTED PUBLISHED PRODUCT PRICES

$350 $210 $442 $806 $616

| 2018 | 2019 | 2020 | 2021 | 2022 |

⬤━━━ **OSB (7/16") NORTH CENTRAL PRICE**

SOURCE: Random Lengths

WHERE WE'RE HEADED

Our competitive strategies include:

- delivering industry-leading controllable manufacturing costs and optimizing capacity through operational excellence and disciplined capital execution;
- aligning closely with fiber supply;
- leveraging our brand and reputation as the preferred provider of quality building products and
- pursuing disciplined, profitable sales growth in target markets.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Russell S. Hagen, 57, has been senior vice president and chief development officer since March 2021. Previously, he served as senior vice president and chief financial officer from February 2016 to March 2021. He also served as senior vice president, Business Development, at Plum Creek Timber Company, Inc. from December 2011 to February 2016. Prior to this he was vice president, Real Estate Development, overseeing the development activities of the company's real estate, natural gas, construction materials and bioenergy businesses. Mr. Hagen began his career with Coopers and Lybrand, where he was a certified public accountant and led the audits of public clients in technology, banking and natural resource industries.

Kristy T. Harlan, 49, has been senior vice president, general counsel and corporate secretary since January 2017. She leads the company's Law department, with responsibility for global legal, compliance, enterprise risk management, procurement and land title functions. Before joining the company, she was a partner at K&L Gates LLP from January 2007 to November 2016. Previously, she worked as an attorney at Preston Gates & Ellis LLP and Akin Gump Strauss Hauer & Feld LLP.

Travis A. Keatley, 46, has been senior vice president, Timberlands, since September 2021. Previously, he served as vice president, Western Timberlands, from January 2020 to September 2021 and vice president, Southern Timberlands, from January 2018 to December 2019. He also served as Director of Operations, Southern Timberlands, from November 2015 to January 2018. In addition to serving in a variety of additional operations and leadership positions since joining the company in 1997, he led the successful integration of the Longview Timber acquisition in 2013.

Denise M. Merle, 59, has been senior vice president and chief administration officer since February 2018. Previously, she served as senior vice president, Human Resources and Information Technology, from February 2016 to February 2018 and senior vice president, Human Resources and Investor Relations, from February 2014 to February 2016. She was director, Finance and Human Resources, for the Lumber business from 2013 to 2016. Prior to that, she was director, Compliance & Enterprise Planning, from 2009 to 2013, and director, Internal Audit, from 2004 to 2009. She has also held various roles in the company's paper and packaging businesses, including finance, capital planning and analysis, and business development. She is a certified public accountant in the state of Washington.

Keith J. O'Rear, 60, has been senior vice president, Wood Products, since January 2019. Previously, he was vice president of Wood Products sales and marketing from 2017 to 2018 and vice president of Wood Products Manufacturing for the company's Mid-South region from 2014 to 2017. Mr. O'Rear led the company's Timberlands operations in Oklahoma and Arkansas from 2013 to 2014, and prior to that he held various manufacturing leadership roles at the company's lumber mills in Dierks, Arkansas, and Idabel, Oklahoma. He also led a variety of initiatives for the company in the areas of safety, reliability, strategic planning and large capital projects.

Devin W. Stockfish, 49, has been president and chief executive officer and a member of the company's board of directors since January 2019. Previously, he served as senior vice president, Timberlands, from January 2018 to December 2018 and as vice president, Western Timberlands, from January 2017 to December 2017. He also served as senior vice president, general counsel and corporate secretary, from July 2014 to December 2016 and as assistant general counsel from March 2013 to July 2014. Before joining the company in March 2013, he was vice president and associate general counsel at Univar Inc. where he focused on mergers and acquisitions, corporate governance and securities law. Previously, he was an attorney in the law department at Starbucks Corporation and practiced corporate law at K&L Gates LLP. Before he began practicing law, Mr. Stockfish was an engineer with the Boeing Company.

David M. Wold, 41, has been senior vice president and chief financial officer since May 2022. He joined Weyerhaeuser in November 2013 and has held a series of accounting and finance leadership roles with increasing responsibility, including serving as corporate controller from March 2018 to May 2019 and vice president and chief accounting officer from May 2019 to May 2022. Prior to joining the company, he served as vice president, finance of Verdiem Corporation, a privately held technology company, from September 2011 to November 2013. Mr. Wold was previously a senior manager at the accounting firm of KPMG LLP. He is a certified public accountant in the state of Washington.

NATURAL RESOURCE AND ENVIRONMENTAL MATTERS

We are subject to a multitude of laws and regulations in the operation of our businesses. We also participate in voluntary certification of our timberlands to ensure that we sustain their overall quality, including the protection of wildlife and water quality. Changes in law and regulation, or certification standards, can significantly affect our business.

REGULATIONS AFFECTING FORESTRY PRACTICES

In the United States, regulations established by federal, state and local government agencies to protect, among other things, water quality, wetlands and other wildlife habitat could affect future harvests and forest management practices on our timberlands. Forest practice laws and regulations that affect present or future harvest and forest management activities in certain states include:

- limits on the size of clearcuts,
- requirements that some timber be left unharvested to protect water quality and fish and wildlife habitat,
- regulations regarding construction and maintenance of forest roads,
- rules requiring reforestation following timber harvest,
- regulations on the use of pesticides and herbicides and
- various related permit programs.

Each state in which we own timberlands has developed best management practices and regulations to reduce the effects of forest practices on water quality and aquatic habitats. Additional and more stringent regulations may be adopted by various state and local governments to achieve water quality standards, protect fish and wildlife habitats, human health, or achieve other public policy objectives.

In Canada, our forest operations are carried out on public timberlands under forest licenses with the provinces. All forest operations in Canada are subject to:

- forest practices and environmental regulations and
- license requirements established by contract between us and the relevant province designed to protect environmental values and encourage other stewardship values.

In Canada, 21 member companies of the Forest Products Association of Canada (FPAC), including Weyerhaeuser's Canadian subsidiary, announced in May 2010 the signing of a Canadian Boreal Forest Agreement (CBFA) with nine environmental organizations. The CBFA applies to approximately 72 million hectares of public forests licensed to FPAC members and, when fully implemented, was expected to lead to the conservation of significant areas of Canada's boreal forest and protection of boreal species at risk, in particular, woodland caribou. While the CBFA mandate came to an end in 2017, CBFA signatories continue to work on management plans with provincial governments and seek the participation of indigenous and local communities in advancing the goals of the CBFA.

ENDANGERED SPECIES PROTECTIONS

In the United States, a number of fish and wildlife species that inhabit geographic areas near or within our timberlands have been listed as threatened or endangered under the federal Endangered Species Act (ESA) or similar state laws, including but not limited to:

- the northern spotted owl, the marbled murrelet, a number of salmon species, bull trout and steelhead trout in the Pacific Northwest;
- several freshwater mussel and sturgeon species and
- the red-cockaded woodpecker, gopher tortoise, dusky gopher frog, American burying beetle and Northern long-eared bat in the South or Southeast.

Additional species or populations may be listed as threatened or endangered as a result of pending or future citizen petitions or petitions initiated by federal or state agencies. In addition, significant citizen litigation seeks to compel the federal agencies to designate "critical habitat" for ESA-listed species, and many cases have resulted in settlements under which designations will be implemented over time. Such designations may adversely affect some management activities and options. Restrictions on timber harvests can result from:

- federal and state requirements to protect habitat for threatened and endangered species;
- regulatory actions by federal or state agencies to protect these species and their habitat and
- citizen suits under the ESA.

Such actions could increase our operating costs and affect timber supply and prices in general. To date, we do not believe that these measures have had, and we do not believe that in 2023 they will have, a significant effect on our harvesting operations. We anticipate that likely future actions will not disproportionately affect Weyerhaeuser as compared with comparable operations of U.S. competitors.

In Canada:

- The federal Species at Risk Act (SARA) requires protective measures for species identified as being at risk and for their critical habitat. Pursuant to SARA, Environment Canada continues to identify and assess species deemed to be at risk and their critical habitat.
- In October 2012, the Canadian Minister of the Environment released a strategy for the recovery of the boreal population

of woodland caribou under the SARA. The population and distribution objectives for boreal caribou across Canada are to (1) maintain the current status of existing, self-sustaining local caribou populations and (2) stabilize and achieve self-sustaining status for non-self-sustaining local caribou populations. Critical habitat for boreal caribou is identified for all boreal caribou ranges, except for northern Saskatchewan's Boreal Shield range (SK1) where additional information is required for that population. Species assessment and recovery plans are developed in consultation with indigenous communities and stakeholders.

- In 2017, the provinces were required to update the federal government on any progress associated with their draft caribou range plans. The majority of these plans are now being developed under Species at Risk Conservation agreements, signed between the provinces and the Federal Ministry. These agreements set out goals, objectives and timelines for caribou management.

The identification and protection of habitat and the implementation of range plans and land use action plans may, over time, result in additional restrictions on timber harvests and other forest management practices that could increase operating costs for operators of timberlands in Canada. To date, we do not believe that these Canadian measures have had, and we do not believe that in 2023 they will have, a significant effect on our harvesting operations. We anticipate that likely future measures will not disproportionately affect Weyerhaeuser as compared with similar operations of Canadian competitors.

FOREST CERTIFICATION STANDARDS

We operate in North America under the Sustainable Forestry Initiative$^®$ (SFI). This is a certification standard designed to supplement government regulatory programs with voluntary landowner initiatives to further protect certain public resources and values. SFI is an independent standard, overseen by a governing board consisting of:

- conservation organizations,
- academia,
- the forest industry and
- large and small forest landowners.

Ongoing compliance with SFI may result in some increases in our operating costs and reduction of our timber harvests in some areas. There is also competition from other private certification systems, primarily the Forest Stewardship Council (FSC), coupled with efforts by supporters to further those systems by persuading customers of forest products to require products certified to their preferred system. Certain features of the FSC system could impose additional operating costs on timberland management. Because of the considerable variation

in FSC standards, and variability in how those standards are interpreted and applied, if sufficient marketplace demand develops for products made from raw materials sourced from forests certified to these or other non-SFI standards, we could incur substantial additional costs for operations or need to reduce harvest levels in order to comply with such standards.

WHAT THESE REGULATIONS AND CERTIFICATION PROGRAMS MEAN TO US

The regulatory and non-regulatory forest management programs described above have:

- increased our operating costs;
- resulted in changes in the value of timber and logs from our timberlands;
- contributed to increases in the prices paid for wood products and wood chips during periods of high demand;
- sometimes made it more difficult for us to respond to rapid changes in markets, extreme weather or other unexpected circumstances and
- potentially encouraged further reductions in the use of, or substitution of other products for, lumber, oriented strand board, engineered wood products and plywood.

We believe that these regulations and programs have not had, and in 2023 will not have, a significant effect on our total harvest of timber in the United States or Canada. However, these kinds of programs may have such an effect in the future. We expect we will not be disproportionately affected by these programs as compared with typical owners of comparable timberlands. We also expect that these programs will not significantly disrupt our planned operations over large areas or for extended periods.

CANADIAN INDIGENOUS RIGHTS

Many of the Canadian timberlands are subject to the constitutionally protected treaty or common-law rights of indigenous peoples of Canada. Most of British Columbia (B.C.) is not covered by treaties, and as a result the claims of B.C.'s indigenous peoples relating to forest resources have been largely unresolved. Nonetheless, the Supreme Court of Canada ruled that the Tsilhqot'in Nation holds indigenous title to approximately 1,900 square kilometers in B.C., the first time the court has declared title to exist based on historical occupation by indigenous peoples. Many indigenous groups continue to be engaged in treaty discussions with the governments of B.C., other provinces and Canada.

Final or interim resolution of claims brought by indigenous groups can be expected to result in:

- additional restrictions on the sale or harvest of timber,
- potential increase in operating costs and
- effect on timber supply and prices in Canada.

We believe that such claims will not have a significant effect on our total harvest of timber or production of forest products in 2023, although they may have such an effect in the future.

POLLUTION CONTROL REGULATIONS

Our operations are subject to various federal, state, provincial and local pollution control laws and regulations.

These laws and regulations, as well as market demands, impose controls with regard to:

- air, water and land;
- solid and hazardous waste management;
- waste disposal;
- remediation of contaminated sites and
- the chemical content of some of our products.

Compliance with these laws, regulations and demands usually involves capital expenditures as well as additional operating costs. We cannot easily quantify the future amounts of capital expenditures we might have to make to comply with these laws, regulations and demands or the effects on our operating costs because in some instances compliance standards have not been developed or have not become final or definitive. In addition, it is difficult to isolate the environmental component of most manufacturing capital projects.

Our capital projects typically are designed to:

- enhance safety;
- extend the life of a facility;
- lower costs and improve efficiency;
- improve reliability;
- increase capacity;
- facilitate raw material changes and handling requirements;
- increase the economic value of assets or products and
- comply with regulatory standards.

ENVIRONMENTAL CLEANUP

We are involved in the environmental investigation or remediation of numerous sites. Of these sites:

- we may have the sole obligation to remediate;
- we may share that obligation with one or more parties;
- several parties may have joint and several obligations to remediate and

- we may have been named as a potentially responsible party for contaminated sites, including those designated as U.S. Superfund sites.

Our liability with respect to these various sites ranges from insignificant to substantial. The amount of liability depends on the:

- quantity, toxicity and nature of materials at the site and
- number and economic viability of the other responsible parties.

We spent approximately $5 million in 2022 and expect to spend approximately $5 million in 2023 on environmental remediation of these sites.

It is our policy to accrue for environmental remediation costs when we:

- determine it is probable that such an obligation exists and
- can reasonably estimate the amount of the obligation.

Based on currently available information and analysis, we believe it is reasonably possible that our costs to remediate all the identified sites may exceed our current accruals of $64 million by up to $134 million. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates we currently are using to determine how much to accrue. The estimate of the upper range also relies on assumptions less favorable to us among the range of reasonably possible outcomes.

REGULATION OF AIR EMISSIONS IN THE U.S.

The United States Environmental Protection Agency (EPA) has promulgated regulations for air emissions from:

- wood products facilities and
- industrial boilers.

These regulations cover:

- hazardous air pollutants that require use of maximum achievable control technology (MACT) and
- controls and/or monitoring for pollutants that contribute to smog, haze and more recently, greenhouse gases (GHG).

The EPA has issued several rules relating to MACT standards and GHG emissions from various energy-producing sources. Several court decisions have made the extent of applicability of these rules uncertain. Depending on the final outcomes of these decisions, these regulatory programs could affect our operations by increasing the cost of purchasing electricity or from mandated energy demand reductions that could apply to our mills and other facilities that we operate. The EPA is also expected to issue rules relating to biomass emissions, which is a significant source of energy at our mills. The effect of these existing and future emissions regulations, as well as related court decisions, on our operations remains uncertain. We continue to track and evaluate the litigation and regulatory developments but are not able to predict whether the regulations, when complete and implemented, will have a material effect on our operations. To address concerns about GHG as a pollutant, we closely monitor legislative, regulatory and scientific developments pertaining to climate change. For more information about the substantial progress we have made in reducing our GHG emissions, see our discussion in Improving Air Quality in the Environmental, Social and Governance (ESG) Practices — Environmental Stewardship section of this report.

Additional factors that could affect regulation of GHG emissions in the future include:

- policy proposals by federal or state governments regarding regulation of GHG emissions,
- Congressional legislation regulating or taxing GHG emissions within the next several years and
- establishment of a multistate or federal GHG emissions reduction trading system with potentially significant implications for all U.S. businesses.

We believe these developments have not had, and in 2023 will not have, a significant effect on our operations. Although these measures could have a material adverse effect on our operations in the future, we expect that we will not be disproportionately affected by these measures as compared with owners of comparable operations. We maintain an active forestry research program to track and understand any potential effect from physical climate change related parameters that could affect the forests we own and manage and do not currently anticipate any near-term disruptions to our planned operations.

REGULATION OF AIR EMISSIONS IN CANADA

Our wood products facilities are regulated in Canada under provincial air quality rules. The Canadian federal government has also proposed an air quality management system (AQMS) as a comprehensive national approach for improving air quality in Canada to go along with existing provincial air quality regulations. The AQMS includes:

- ambient air quality standards for outdoor air quality management across the country;
- a framework for air zone air management within provinces and territories that targets specific sources of air emissions;
- regional airsheds that facilitate coordinated action across borders;
- industrial sector-based emission requirements that set a national base level of performance for major industries in Canada and

- improved intergovernmental collaboration to reduce emissions from the transportation sector.

In addition to these existing and proposed regulations, Environment and Climate Change Canada, a Canadian federal agency, released the Pan-Canadian Framework on Clean Growth and Climate Change, a "Greenhouse Gas Emission Framework." The framework put in place a national, sector-based greenhouse gas reduction program applicable to a number of industries, including ours.

All Canadian provincial governments:

- have greenhouse gas reporting requirements;
- are working on reduction strategies and
- together with the Canadian federal government, are considering new or revised emission standards.

Along with clean air regulations, British Columbia, a province in which we operate, has adopted a carbon tax and Alberta, where we also have operations, has a mandatory greenhouse gas emission reduction regulation.

Although these and related regulations and measures have not had, and we do not expect in 2023 that they will have, a material effect on our operations, they could in the future.

REGULATION OF WATER IN THE U.S.

Our operations are regulated under the Clean Water Act, which regulates the discharge of pollutants into the waters of the U.S. This generally means obtaining permits for certain of our silviculture activities and our operating facilities and abiding by applicable restrictions. Federal agency rulemaking and related litigation under the act affects the definition of waterways subject to the act's regulation. This, in turn, has increased the number of required federal and state permits in some areas of our operations as it relates to the application of pesticides and herbicides on timberlands, which has increased operating costs.

State governments in the U.S. continue to promulgate total maximum daily load (TMDL) requirements for pollutants in water bodies that do not meet state or EPA water quality standards. State TMDL requirements may set:

- limits on pollutants that may be discharged to a body of water; or
- additional requirements, such as best management practices for nonpoint sources, including timberland operations, to reduce the amounts of pollutants.

Moreover, some states, including at least two in which we operate, have adopted or have introduced legislation to adopt human-health-based water quality standards. These requirements may alter or introduce restrictions on some of our silviculture activities, notably the application of pesticides and herbicides to our timberlands in some areas. In Canada, various levels of government have been working to address water issues including use, quality and management. Recent areas of focus include water allocation, regional watershed protection, protection of drinking water, water pricing and a national water quality index.

Pending and future federal and state rulemaking, and judicial challenges thereto, could make application of the Clean Water Act, as well as comparable state laws, more or less costly to Weyerhaeuser, and we are not able to predict the final resolution of these matters. Although this and related regulations have not had, and we do not expect in 2023 that they will have, a material effect on our operations, they could in the future.

REGULATION OF WATER IN CANADA

Changes to the Canadian Federal Fisheries Act have moved the focus of that legislation from habitat protection to fisheries protection and increased penalties. We expect further changes to these regulations, but we cannot predict the scope or potential effect, if any, on our operations. Although this and related Canadian regulations have not had, and we do not expect in 2023 that they will have, a material effect on our operations, they could in the future.

FORWARD-LOOKING STATEMENTS

This report contains statements concerning our future results and performance that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements often reference or describe our expected future financial and operating performance; our plans, strategies, intentions and expectations; our operational excellence and other strategic initiatives, including those pertaining to operating and other costs, product development and production; estimated taxes and tax rates; future debt payments; future restructuring charges; expected results of litigation and other legal proceedings and contingent liabilities, and the sufficiency of litigation and other contingent liability reserves; expected uses of cash, including future quarterly and supplemental dividends and share repurchases; expected capital expenditures; expected economic conditions, including markets, pricing and demand for our products; laws and regulations relevant to our businesses and our expectations relating to pension contributions, returns on invested pension plan assets and expected benefit payments.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often involve use of words such as expects, may, should, will, believes, anticipates, estimates, projects, intends, plans, targets or approximately, or similar words or terminology. They may use the positive, negative or another variation of those and similar words. These forward-looking statements are based on our current expectations and assumptions and are not guarantees of future events or performance. The realization of our expectations and the accuracy of our assumptions are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed below and those described under *Risk Factors* and *Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)*, as well as other factors not described herein because they are not currently known to us or we currently judge them to be immaterial, may cause our actual results to differ significantly from our forward-looking statements.

RISKS, UNCERTAINTIES AND ASSUMPTIONS

Major risks and uncertainties that affect our business include, but are not limited to:

- the effect of general economic conditions, including employment rates, interest rate levels, inflation, housing starts, general availability of financing for home mortgages and the relative strength of the U.S. dollar;
- the effect of COVID-19 and other viral or disease outbreaks, including but not limited to any related regulatory

restrictions or requirements, and their potential effects on our business, results of operations, cash flows, financial condition and future prospects;
- market demand for the company's products, including market demand for our timberland properties with higher and better uses, which is related to, among other factors, the strength of the various U.S. business segments and U.S. and international economic conditions;
- changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Japanese yen, the Chinese yuan, and the Canadian dollar, and the relative value of the euro to the yen;
- restrictions on international trade and tariffs imposed on imports or exports;
- the availability and cost of shipping and transportation;
- economic activity in Asia, especially Japan and China;
- performance of our manufacturing operations, including maintenance and capital requirements;
- potential disruptions in our manufacturing operations;
- the level of competition from domestic and foreign producers;
- the successful execution of our internal plans and strategic initiatives, including cost reduction initiatives;
- the successful and timely execution and integration of our strategic acquisitions, including our ability to realize expected benefits and synergies, and the successful and timely execution of our strategic divestitures, each of which is subject to a number of risks and conditions beyond our control including, but not limited to, timing and required regulatory approvals or the occurrence of any event, change or other circumstances that could give rise to a termination of any acquisition or divestiture transaction under the terms of the governing transaction agreements;
- demand and continued market development for emerging renewable energy, carbon offsets and carbon storage;
- raw material availability and prices;
- the effect of weather;
- changes in global or regional climate conditions and governmental response to such changes;
- the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters;
- energy prices;
- transportation and labor availability and costs;
- federal tax policies;
- the effect of forestry, land use, environmental and other governmental regulations;
- legal proceedings;
- performance of pension fund investments and related derivatives;
- the effect of timing of employee retirements and changes in the market price of our common stock on charges for share-based compensation;

- the accuracy of our estimates of costs and expenses related to contingent liabilities and the accuracy of our estimates of charges related to casualty losses;
- changes in accounting principles and
- other factors described in this report under *Risk Factors* and *Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)*.

There is no guarantee that any of the events anticipated by our forward-looking statements will occur, and if any of the events do occur, there is no guarantee what effect they will have on the company's business, results of operations, cash flows, financial condition and future prospects. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update our forward-looking statements after the date of this report.

RISK FACTORS

We are subject to various risks and events that could adversely affect our business, our financial condition, our results of operations, our cash flows and the price of our common stock.

You should consider the following risk factors, in addition to the information presented elsewhere in this report, particularly in *Our Business*, *Forward-Looking Statements* and *Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)*, as well as those set forth from time to time in our other public statements, reports, registration statements, prospectuses, information statements and other filings we make from time to time with the SEC, in evaluating us, our business and an investment in our securities.

The risks discussed below are not the only risks we face, and our descriptions of such risks, here and elsewhere, should not be considered exhaustive. Additional risks not currently known to us or that we currently deem immaterial also may adversely affect our business, our financial condition, our results of operations, our cash flows and the price of our common stock.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

MARKET AND OTHER EXTERNAL RISKS

The industries in which we operate are sensitive to macroeconomic conditions and consequently are highly cyclical.

The overall levels of demand for the products we manufacture and distribute reflect fluctuations in levels of end-user demand, which consequently affect our sales and profitability. End-user demand depends in large part on general macroeconomic conditions, both in the U.S. and globally, as well as on local economic conditions. The length and magnitude of industry cycles vary over time, both by market and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Any decline or stagnation in macroeconomic conditions could cause us to experience lower sales volumes and reduced margins for our products.

Low demand for new homes and home repair and remodeling can adversely affect our business, results of operations and cash flows.

Our business is particularly dependent upon the health of the U.S. housing market, and specifically on demand for new homes and home repair and remodeling. Demand in these markets is sensitive to changes in economic conditions such as the level of employment, consumer confidence, consumer income, the availability of financing and interest rate levels. Other factors that could limit or adversely affect demand for new homes and home repair and remodeling, and hence demand for our products, include factors such as changes in consumer preferences, limited wage growth, increases in non-mortgage consumer debt, any weakening in consumer confidence, as well as any increase in foreclosure rates and distress sales of houses.

Catastrophic events may adversely affect the markets for our products and our business, results of operations, cash flows and financial condition.

We are subject to the risk of various catastrophic events, including but not limited to the occurrence of significant fires or wide-spread insect or pest infestations on one or more of our properties, severe regional or local weather events or trends, flooding, major earthquakes, volcanic eruptions, significant geopolitical conditions or developments such as significant international trade disputes, terrorist attacks, armed conflict, domestic or foreign political unrest and regional health epidemics or global health pandemics. Any one or more of these events or conditions, or other catastrophic events or developments, could significantly affect our ability to operate our businesses and adversely affect domestic and foreign general economic conditions and thus domestic or foreign market demand for our products.

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19") a global pandemic. In response, federal, state and local governments in the United States, as well as governments throughout the world, declared states of emergency and ordered preventative measures to contain and mitigate the spread of the virus. These measures, which included stay-at-home and similar mandates for individuals and closure or significant curtailment of many businesses, adversely affected our and our contractors' ability to operate, significantly disrupted our supply chain and caused significant economic disruption and uncertainty, including increases in unemployment, elevated inflation and volatility in global capital markets. The extent to which COVID-19 or other disease outbreaks may further affect our business, results of operations, cash flows and financial condition, as well as our plans and decisions relating to various capital expenditures, other discretionary items and capital allocation priorities, including the timing and amount of our dividends to shareholders, are therefore highly uncertain and will depend on future developments, which cannot be predicted with confidence. Such developments include, but are not limited to: the future rate of occurrence or further mutation of COVID-19 or the occurrence of another virulent disease outbreak; governmental response to and duration of disease outbreak and consequential restrictions and business disruptions; the effectiveness of responsive government actions to contain and manage disease outbreak; and the timing and effectiveness of treatment and testing options, including the ongoing efficacy and availability of necessary vaccines.

The impact of COVID-19 or occurrence of other virulent disease outbreak may also trigger the occurrence, or exacerbate, other risks discussed herein, any one of which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Homebuyers' ability to qualify for and obtain affordable mortgages could be affected by changes in interest rates, changes in home loan underwriting standards and government sponsored entities and private mortgage insurance companies supporting the mortgage market.

Access to affordable mortgage financing is critical to the health of the U.S. housing market. Generally, increases in interest rates make it more difficult for home buyers to obtain mortgage financing, which could negatively affect demand for housing and, in turn, negatively affect demand for our wood products. After maintaining interest rates at historically low levels for an extended period of time, in the first quarter of 2022 the U.S. Federal Reserve began implementing a policy of incrementally raising rates. We cannot predict the extent to which the U.S. Federal Reserve's current policy will be maintained or the timing, number, extent or direction of future rate adjustments.

Along with prevailing interest rates, other significant factors affecting the demand for new homes relate to the ability of home buyers to obtain mortgage financing. During the last U.S. recession, credit requirements for home lending were severely tightened and the number of mortgage loans available for financing home purchases were thereby severely reduced. Although the availability of credit has improved since that time, the housing market could be limited or adversely affected if credit requirements were to again tighten or become more restrictive for any reason.

Additionally, the liquidity provided to the mortgage industry by Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, has been critical to the home lending market. Any political or other developments that would have the effect of limiting or restricting the availability of financing by these government sponsored entities could also adversely affect interest rates and the availability of mortgage financing. Whether resulting from further direct increases in borrowing rates, tightened underwriting standards on mortgage loans or reduced federal support of the mortgage lending industry, a challenging mortgage financing environment could reduce demand for housing and, therefore, adversely affect demand for our products.

Changes in regulations relating to tax deductions for mortgage interest expense and real estate taxes could harm our future sales and earnings.

Significant costs of homeownership include mortgage interest expense and real estate taxes, both of which are generally deductible for an individual's federal and, in some cases, state income taxes. Recent federal legislation reduced the amount of mortgage interest and real estate taxes that certain taxpayers may deduct. These and any similar changes to income tax laws by the federal government or by a state government to eliminate or substantially reduce these income tax deductions, or any significant increase in real property taxes by local governments, may increase the cost of homeownership and thus could adversely affect the demand for our products.

PRODUCT PRICING AND PROFITABILITY

Our profitability is affected by market dynamics outside of our control.

Because commodity products have few distinguishing properties from producer to producer, competition for these products is based largely on price, which is determined by supply relative to demand and competition from substitute products. Prices for our products are also affected by many other factors outside of our control. As a result, we have little influence or control over the timing and extent of price changes, which often are volatile in our industry. Moreover, our profit margins with respect to these products depend, in part, on managing our costs, particularly raw material, labor (including contract labor) and energy costs, which represent significant cost components that also fluctuate based upon market and other factors beyond our control.

Excess supply of logs and wood products may adversely affect prices and margins.

Producers in our industry have in the past put downward pressure on product pricing by selling excess supply into the market. Our industry may increase harvest levels, which could lead to an oversupply of logs. Wood products producers may likewise expand manufacturing capacity, which could lead to an oversupply of manufactured wood products. Any such increases of industry supply to our markets could adversely affect our prices and margins.

THIRD-PARTY SERVICE PROVIDERS

We depend heavily on third parties for logging and transportation services, and any increase in the cost or any disruption in the availability of these services could materially adversely affect our business and operations and our financial results.

Our businesses depend heavily on the availability of third-party service providers for the harvest of our timber and the transportation of our wood products and wood fiber. We are therefore considerably affected by the availability and cost of these services. Any significant increase in the operating costs to our service providers, including without limitation an increase in the cost of fuel or labor, could have a material negative effect on our financial results by increasing the cost of these services to us, as well as result in an overall reduction in the availability of these services altogether.

Our third-party transportation providers are also subject to several events outside of their control, such as disruption of transportation infrastructure, labor issues including shortages of commercial truck drivers, and natural disasters. Any failure of a third-party transportation provider to timely deliver our products, including delivery of our wood products and wood fiber to our customers and delivery of wood fiber to our mills, could harm our supply chain, negatively affect our customer relationships and have a material adverse effect on our financial condition, results of operations, cash flows and our reputation.

As a result of weak business conditions in the timber industry that persisted for several years, there are fewer third-party service providers in certain markets to harvest and deliver our logs. This shortage has resulted in an overall increase in logging and hauling costs and, in some cases, compromised the general availability of these contractors. Any increase in harvest levels due to positive changes in macroeconomic conditions driving demand for logs could further strain the existing supply of third-party logging and hauling service providers. This, in turn, could increase the cost of log supply and delivery, or prevent us from fully capitalizing on favorable market conditions by limiting our ability to access and deliver our logs to market.

MANAGING COMMERCIAL TIMBERLANDS RISKS

Our ability to harvest and deliver timber may be subject to limitations which could adversely affect our results of operations and cash flows.

Our primary assets are our timberlands. Weather conditions, timber growth cycles, access limitations, and availability of contract loggers and haulers may adversely affect our ability to harvest our timberlands. Other factors that may adversely affect our timber harvest include damage to our standing timber by fire or by insect or pest infestation, disease, prolonged drought, flooding, severe weather and other natural disasters. As discussed in more detail in the following risk factors, changes in global climate conditions could intensify the severity and rate of occurrence of any one or more of these risks that we currently face or introduce other risks that we currently cannot predict. Although damage from such causes usually is localized and affects only a limited percentage of standing timber, there can be no assurance that any damage affecting our timberlands will in fact be limited. As is common in the forest products industry, we do not maintain insurance coverage for damage to our timberlands. Our revenues, net income and cash flow from operations are dependent to a significant extent on the pricing of our products and our continued ability to harvest timber at adequate levels. Therefore, if we were to be restricted from harvesting on a significant portion of our timberlands for a prolonged period of time, or if material damage to a significant portion of our standing timber were to occur, we could suffer materially adverse effects to our results of operations and cash flows.

Future timber harvest levels may also be affected by our ability to timely and effectively replant harvested areas, which depends on several factors including changes in estimates of long-term sustainable yield because of silvicultural advances, natural disasters, fires, pests, insects and other hazards, regulatory constraints, availability of contractors, U.S. immigration policies and other factors beyond our control.

Timber harvest activities are also subject to a number of federal, state and local regulations pertaining to the protection of fish, wildlife, water and other resources. Regulations, government agency policy and guidelines, and litigation, can restrict timber harvest activities and increase costs. Examples include federal and state laws protecting threatened, endangered and "at-risk" species, harvesting and forestry road building activities that may be restricted under the U.S. Federal Clean Water Act, state forestry practices laws, laws protecting aboriginal rights, and other similar regulations.

Our estimates of timber inventories and growth rates may be inaccurate and include risks inherent in calculating such estimates, which may impair our ability to realize expected revenues.

Whether in connection with managing our existing timberland portfolio or assessing potential timberland acquisitions, we make and rely on important estimates of merchantable timber inventories. These include estimates of timber inventories that may be lawfully and economically harvested, timber growth rates and end-product yields. Timber growth rates and yield estimates are developed by forest biometricians and other experts using statistical measurements of tree samples on given property. These estimates are central to forecasting our anticipated timber harvests, revenues and expected cash flows. While the company has confidence in its timber inventory processes and the professionals in the field who administer them, future growth and yield estimates are inherently inexact and uncertain and subject to many external variables that could further affect their accuracy. These external variables include, among other things, disease, insect or pest infestation, natural disasters and changes in weather patterns. If these estimates are inaccurate, our ability to manage our timberlands in a sustainable or profitable manner may be compromised, which may cause our results of operations, cash flows and our stock price to be adversely affected.

Our operating results and cash flows will be materially affected by supply and demand for timber.

A variety of factors affect prices for timber, including available supply, changes in economic conditions that affect demand, the level of domestic new construction and remodeling activity, interest rates, credit availability, population growth, weather conditions and insect or pest infestation, and other factors. These factors vary by region, by timber type (i.e., sawlogs or pulpwood logs) and by species.

Timber prices are affected by changes in demand on a local, national and international level. The closure of a mill in a region where we own timber could have a material adverse effect on demand in that region, and therefore pricing. For example, as the demand for paper continues to decline, closures of pulp mills in some of our operating regions have adversely affected the regional demand for pulpwood and wood chips. Additionally, some of our Asian log export markets, particularly China, have a history of significant volatility. Lower demand for our export logs could have a negative effect on timber prices, particularly in the western region.

Timber prices are also affected by changes in timber supply and availability at the local, national and international level. Our timberland ownership is concentrated in Alabama, Arkansas, Louisiana, Mississippi, North Carolina, Oklahoma, Oregon and Washington. In some of these states, much of the timberland is privately owned. Increases in timber prices often result in substantial increases in harvesting on private timberlands, including lands owned by others and not previously made available for commercial timber operations, causing a short-term increase in supply that moderates such price increases. In western states such as Oregon and Washington, where a greater proportion of timberland is government-owned, any substantial increase in timber harvesting from government-owned land could significantly reduce timber prices. On a local level, timber supplies can fluctuate depending on factors such as changes in weather conditions and harvest strategies of local timberland owners, as well as occasionally high timber salvage efforts due to events such as insect or pest infestations, fires or other natural disasters. Demand for timber in foreign markets can fluctuate due to a variety of factors as well, including but not limited to: changes in the fundamental economic conditions that affect demand for logs in a given export market country or region; any substantial increase in supply of logs from local or regional sources, including such sources that periodically supply large amounts of salvage timber as a result of disease or infestation, and other factors.

Timberlands make up a significant portion of our business portfolio and we are therefore subject to real estate investment risks.

Our real property holdings are primarily timberlands and we may make additional timberlands acquisitions in the future. As the owner and manager of approximately 11 million acres of timberlands, we are subject to the risks that are inherent in concentrated real estate investments. A downturn in the real estate industry generally, or the timber or forest products industries specifically, could reduce the value of our properties and adversely affect our results of operations and cash flows. Such a downturn could also adversely affect our customers and reduce the demand for our products, as well as our ability to execute upon our strategy of selling nonstrategic timberlands and timberland properties that have higher and better uses at attractive prices. These risks may be more pronounced than if we diversified our investments outside of real property holdings.

MANUFACTURING AND SELLING WOOD PRODUCTS RISKS

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales, and negatively affect our results of operations and financial condition.

Any of our manufacturing facilities, or any of our equipment within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

- unscheduled maintenance outages;
- prolonged power failures;
- equipment failure;
- chemical spill or release;
- explosion of a boiler;
- fires, floods, windstorms, earthquakes, hurricanes or other severe weather conditions or catastrophes, affecting the production of goods or the supply of raw materials (including fiber);
- the effect of drought or reduced rainfall on water supply;
- labor difficulties;
- disruptions in transportation or transportation infrastructure, including roads, bridges, rail, tunnels, shipping and port facilities;
- terrorism or threats of terrorism;
- cyberattack;
- governmental regulations;
- other operational problems and
- effects of viral or disease outbreaks and any resulting epidemic or global pandemic.

We cannot predict the duration of any such downtime or extent of facility damage. If one of our facilities or machines were to incur significant downtime, our ability to meet our production targets and satisfy customer demand could be impaired, resulting in lower sales and income. Additionally, we may be required to make significant unplanned capital expenditures. Although some risks are not insurable and some coverage is limited, we purchase insurance on our manufacturing facilities for damage from fires, floods, windstorms, earthquakes, other severe weather conditions, equipment failures and boiler explosions. Such insurance may not be sufficient to recover all of our damages.

Some of our wood products are vulnerable to declines in demand due to competing technologies or materials.

Our products compete with non-fiber based alternatives or with alternative products in certain market segments. For example, plastic, wood/plastic or composite materials may be used by builders as alternatives to our wood products such as lumber, veneer, plywood and oriented strand board. Changes in prices for oil, chemicals and wood-based fiber can change the competitive position of our products relative to available alternatives and could increase substitution of those products for our products. If use of these or other alternative products grows, demand for and pricing of our products could be adversely affected.

Our results of operations, cash flows and financial condition could be materially adversely affected by changes in product mix or pricing.

Our results may be materially adversely affected by a change in our product mix or pricing. Some of our wood products, such as lumber, veneer, plywood and oriented strand board, are commodities and are subject to fluctuations in market pricing. If pricing on our commodity products decreases and if we are not successful in increasing sales of higher-priced, higher-value products, or if we are not successful in implementing price increases, or there are delays in acceptance of price increases or higher-priced products, our results of operations, cash flows and financial condition could be materially and adversely affected. Price discounting, if required to maintain our competitive position in one or more markets, could result in lower than anticipated price realizations and margins.

We face intense competition in our markets; any failure to compete effectively could have a material adverse effect on our business, financial condition and results of operations.

We compete with North American producers and, for some of our product lines, global producers, some of which may have greater financial resources and lower production costs than we do. The principal basis for competition for many of our products is selling price. Our industries also are particularly sensitive to other factors including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that any of our competitors are more successful with respect to any key competitive factor, our ability to attract and retain customers and maintain and increase sales could be materially adversely affected. Any failure to compete effectively could have a material adverse effect on our business, financial condition and results of operations.

Competition from lumber imports could vary significantly and have a material effect on U.S. lumber and timber prices.

The future amount and pricing of lumber imports entering U.S. markets remain uncertain. Historically, Canada has been the most significant source of lumber for the U.S. market, particularly in the new home construction market. We produce lumber in our Canadian mills, but the bulk of our lumber production is in the U.S. There have been many disputes and subsequent trade agreements regarding sales of softwood lumber between Canada and the U.S. The last agreement, which required Canadian softwood lumber facilities, including our mills, to pay an export tax when the price of lumber is at or below a threshold price, expired in October 2015. Since that time, the U.S. Department of Commerce has issued countervailing and antidumping duties on softwood lumber imports from Canada based on findings of injury to U.S. lumber producers.

We are not able to predict when, or if, a new softwood lumber agreement will be reached or, if reached, what the terms of the agreement would be. Similarly, we are not able to predict if the current U.S. policy of imposing import duties on Canadian softwood lumber will continue. We could, therefore, experience significant downward pressure on timber and lumber prices caused by Canadian lumber imports.

Customer demand for certain brands of sustainably-produced products could reduce competition among buyers for our products or cause other adverse effects.

We have adopted the Sustainable Forestry Initiative® (SFI)® standard for wood fiber supplied to our manufacturing facilities, both from our timberlands and from third-party suppliers. If customer preference for a sustainability standard other than SFI increases, or if the SFI standard falls into disfavor, there may be reduced demand and lower prices for our products relative to competitors who can supply products sourced from forests certified to competing certification standards. If we seek to comply with such other standards, we could incur materially increased costs for our operations or be required to modify our operations, such as reducing harvest levels. FSC, in particular, employs standards that are geographically variable and could cause a material reduction in the harvest levels of some of our timberlands, most notably in the Pacific Northwest.

Our business and operations could be materially adversely affected by changes in the cost or availability of raw materials and energy.

We rely heavily on certain raw materials (principally wood fiber and chemicals) and energy sources (principally natural gas, electricity and fuel oil) in our manufacturing processes. Our ability to increase earnings has been, and will continue to be, affected by changes in the costs and availability of such raw materials and energy sources. We may not be able to fully offset the effects of higher raw material or energy costs through price increases, productivity improvements, cost-reduction programs or hedging arrangements. The U.S. has experienced significant inflation, which could continue or worsen and therefore negatively affect the cost or availability of raw materials and energy, which we may not be able to fully pass onto our customers.

PHYSICAL RISKS RELATED TO CLIMATE CHANGE

Changes in global or regional climate conditions could significantly harm our timberland assets and have a negative impact on our results of operations, cash flow and profitability of our operations.

Climate change has the potential to cause significant disruptions to our business and results of operations, cash flow and profitability. There is increasing concern that increases in global average temperatures caused by increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could cause significant changes in weather patterns, including changes to precipitation patterns and growing seasons. These changes could, in the long term and in some locations, lead to slower growth of our trees and, potentially, changes to the species mix that we manage in our timber assets. An increase in global temperature could also lead to an increase in the frequency and severity of extreme weather events and other natural disasters. Thus, damage or access to our timberland assets by existing causes, such as fire, insect or pest infestation, disease, prolonged drought, flooding, windstorms and other natural disasters, could be significantly worsened by climate change. Any one or more of these negative effects on commercial timberland operations from climate change, both our own and that of other commercial timberland operators, could also have a material adverse impact on our Wood Products business by significantly affecting the availability, cost and quality of the wood fiber used in our mill operations.

WORKFORCE RISK

Our business is dependent upon attracting, retaining and developing key personnel.

Our success depends, to a significant extent, upon our ability to attract, retain and develop senior management, operations management and other key personnel. Our financial condition or results of operations could be significantly adversely affected if we were to fail to recruit, retain, and develop such personnel, or if there were to occur any significant decrease in the availability of such personnel or any significant increase in the cost of providing such personnel with competitive total compensation and benefits. For the last few years, we have experienced a competitive and challenging labor market. A sustained labor shortage or increased turnover rates within our employee base, whether caused by any singular event such as the global pandemic or as a result of general macroeconomic factors, could lead to increased labor costs such as an increased need for overtime work by current employees to meet demand and increased wage rates to attract and retain employees. Further, if we are unable to hire and retain employees capable of performing at a high level, our operations could be disrupted.

A strike or other work stoppage, or our inability to renew collective bargaining agreements on favorable terms, could adversely affect our financial results.

As of December 31, 2022, a significant number of employees in our Western Timberlands and Wood Products businesses were covered by collective bargaining agreements. As discussed in our MD&A, Weyerhaeuser employee members of the International Association of Machinists and Aerospace Workers union commenced a work stoppage in September 2022 affecting the company's operations in Washington and Oregon, which was subsequently resolved in October 2022. The stoppage involved approximately 1,200 employees, affected our Wood Products and Timberlands operations and had a negative impact on our operations for the third and fourth quarter of 2022. If these workers were to engage in a protracted strike or other work stoppage, or if our non-unionized operations were to become unionized, we could experience a significant disruption of operations at our facilities or higher ongoing labor costs. A significant customer, transportation provider or supplier strike or other work stoppage could also have similar effects on us.

PENSION PLAN LIABILITY RISK

Volatility in interest rates and lower than expected returns on our pension assets could reduce the funded status of our defined benefit pension plans, requiring us to make significant additional cash contributions to our benefit plans.

A portion of our current and former employees have accrued benefits under our defined benefit pension plans. Although the plans are not open to employees hired on or after January 1, 2014, current employees hired before that time continue to accrue benefits. Requirements for funding our pension plan liabilities are based on a number of actuarial assumptions, including the expected rate of return on our plan assets and the discount rate applied to our pension plan obligations. Fluctuations in equity market returns and changes in long-term interest rates could increase our costs under our defined benefit pension plans and may significantly affect future contribution requirements. It is unknown what the actual investment return on our pension assets will be in future years and what interest rates may be at any given point in time. We cannot therefore provide any assurance of what our actual pension plan costs will be in the future, or whether we will be required under applicable law to make future material plan contributions. See *Note 9: Pension and Other Post-Employment Benefit Plans* for additional information about these plans, including funding status.

STRATEGIC INITIATIVES AND EXECUTION RISK

Our business and financial results may be adversely affected if we are unable to successfully execute on important strategic initiatives.

Our strategic initiatives are designed to improve our results of operations and drive long-term shareholder value. These initiatives include, among others, optimizing cash flow through operational excellence, reducing costs to achieve industry-leading cost structure, innovating in higher-margin products and pursuing opportunities in emerging markets such as our recently announced initiative to participate in markets for carbon offsets and carbon storage. There can be no assurance that we will be able to successfully implement any one or more of our important strategic initiatives in accordance with our expectations, which could result in an adverse effect on our business and financial results.

We may be unsuccessful in carrying out our acquisition strategy.

We intend to strategically pursue acquisitions and strategic divestitures when market conditions warrant. As with any investment, our acquisitions may not perform in accordance with our expectations. In addition, we anticipate financing such acquisitions through cash from operations, borrowings under our unsecured credit facilities, proceeds from equity or debt offerings or proceeds from strategic asset dispositions, or any combination thereof. Our inability to finance future acquisitions on favorable terms, or at all, could adversely affect our ability to successfully execute strategic acquisitions and thereby adversely affect our results of operations.

FOREIGN CURRENCY RISK

We will be affected by changes in currency exchange rates.

We have manufacturing operations in Canada. We are also an exporter and compete with global producers of products very similar to ours. Therefore, we are affected by changes in the strength of the U.S. dollar, particularly relative to the Canadian dollar, euro, yuan and yen, and the strength of the euro relative to the yen. Changes in exchange rates could materially and adversely affect our sales volumes, margins and results of operations.

LEGAL, REGULATORY AND TAX RISKS

ENVIRONMENTAL LAWS AND REGULATIONS

We could incur substantial costs as a result of compliance with, violations of, or liabilities under applicable environmental laws and other laws and regulations.

We are subject to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including those governing:

- air emissions,
- wastewater discharges,
- harvesting,
- silvicultural activities, including use of pesticides and herbicides,
- forestry operations and endangered species habitat protection,
- surface water management,
- the storage, usage, management and disposal of hazardous substances and wastes,
- the cleanup of contaminated sites,
- landfill operation and closure obligations,
- building codes and
- health and safety matters.

We have incurred, and we expect to continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations and as a result of remedial obligations, and there can be no assurances that existing reserves for specific matters will be adequate to cover future costs. We also could incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting our operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations.

As the owner and operator of real estate, we may be liable under environmental laws for cleanup, closure and other damages resulting from the presence and release of hazardous substances on or from our properties or operations. In addition, surface water management regulations may present liabilities and are subject to change. The amount and timing of environmental expenditures is difficult to predict, and in some cases, our liability may exceed forecasted amounts or the value of the property itself. The discovery of additional contamination or the imposition of additional cleanup obligations at our sites or third-party sites may result in significant additional costs.

We also lease some of our properties to third-party operators for the purpose of exploring, extracting, developing and producing oil, gas, rock and other minerals in exchange for fees and royalty payments. These activities are also subject to federal, state and local laws and regulations. These operations may create risk of environmental liabilities for any unlawful discharge of oil, gas or other chemicals into the air, soil or water. Generally, these third-party operators indemnify us against any such liability, and we require that they maintain liability insurance during the term of our lease with them. However, if for any reason our third-party operators are not able to honor their indemnity obligation, or if the required liability insurance were not in effect, then it is possible that we could be deemed responsible for costs associated with environmental liability caused by such third-party operators.

Any material liability we incur as a result of activities conducted on our properties by us or by others with whom we have a business relationship could adversely affect our financial condition.

We also anticipate public policy developments at the state, federal and international level regarding climate change and energy access, security and competitiveness. As discussed below, we expect these developments to address emission of carbon dioxide, renewable energy and fuel standards, and the monetization of carbon. These developments may also include mandated changes to energy use and building codes which could affect homebuilding practices. Enactment of new environmental laws or regulations or changes in existing laws or regulations, or the interpretation of these laws or regulations, might require significant expenditures. We also anticipate public policy developments at the state, federal and international level regarding taxes and a number of other areas that could require significant expenditures.

LEGAL AND REGULATORY RISKS RELATED TO CLIMATE CHANGE

Governmental response to climate change at the international, federal and state levels may affect our results of operations, cash flows and profitability.

There continue to be numerous international, U.S. federal and state-level initiatives and proposals to address domestic and global climate issues. Within the U.S. and Canada, some of these proposals would regulate (and in some Canadian provinces do regulate) and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon compound emissions into the atmosphere and provide tax and other incentives to produce and use cleaner energy. Climate change effects, if they occur, and governmental initiatives, laws and regulations to address potential climate concerns, could increase our costs and have a long-term adverse effect on our businesses and results of operations. Future legislation or regulatory activity in this area remains uncertain, and its effect on our operations is unclear at this time.

However, climate change legislation or related government mandates, standards or regulations intended to mitigate or reduce carbon compound, greenhouse gas emissions or other climate change effects could have significant adverse effects on our business and operations as well as our ability to achieve our recently announced business goals in emerging carbon offset and carbon storage markets. Any one or more of such new legal requirements and regulations could, for example, significantly increase the costs for our mills to comply with stricter air emissions regulations. They could also limit harvest levels for commercial timberland operators, which could in turn adversely affect our timberland operations as well as potentially lead to significant increases in the cost of energy, wood fiber and other raw materials for our wood products businesses. Any one or more of these developments, as well as other unforeseeable governmental responses to climate change, could have a material adverse effect on our results of operations, cash flows and profitability.

LEGAL MATTERS

We are involved in various environmental, regulatory, product liability and other legal matters, disputes and proceedings that, if determined or concluded in a manner adverse to our interests, could have a material adverse effect on our financial condition.

We are, from time to time, involved in a number of legal matters, disputes and proceedings (legal matters), some of which involve ongoing litigation. These include, without limitation, legal matters involving environmental clean-up and remediation, warranty and non-warranty product liability claims, regulatory issues, contractual and personal injury claims and other legal matters. In some cases, all or a portion of any loss we experience in connection with any such legal matters will be covered by insurance; in other cases, any such losses will not be covered.

The outcome, costs and other effects of current legal matters in which we are involved, and any related insurance recoveries, cannot be determined with certainty. Although the disclosures in *Note 14: Legal Proceedings, Commitments and Contingencies* and *Note 20: Income Taxes* contain management's current views of the effect such legal matters could have on our financial results, there can be no assurance that the outcome of such legal matters will be as currently expected. It is possible that there could be adverse judgments against us in some or all major litigation matters against us, and that we could be required to take a charge and make cash payments for all or a portion of any related awards of damages. Any one or more of such charges or cash payment could materially and adversely affect our results of operations or cash flows for the quarter or year in which we record or pay it.

REIT STATUS AND TAX IMPLICATIONS

If we fail to remain qualified as a REIT, our taxable income would be subject to tax at corporate rates and we would not be able to deduct dividends to shareholders.

In any taxable year in which we fail to qualify as a REIT, unless we are entitled to relief under the IRC:

- We would not be allowed to deduct dividends to shareholders in computing our taxable income.
- We would be subject to federal and state income tax on our taxable income at applicable corporate rates.
- We also would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification.

Qualification as a REIT involves the application of highly technical and complex provisions of the IRC to our operations and the determination of various factual matters and circumstances not entirely within our control. There are only limited judicial or administrative interpretations of these provisions. We closely monitor our compliance with all of the various requirements for maintaining our REIT status. For example, we regularly test our compliance with the general requirement that at least 75 percent of the market value of our total assets consist of REIT-qualifying interests in real property (such as timberlands) and certain other specified qualifying assets, and that no more than 25 percent of the market value of our total assets may consist of assets that are not REIT-qualifying assets. Although we operate in a manner consistent with these REIT qualification rules, we cannot provide assurance that we are or will remain qualified.

Certain of our business activities are subject to corporate-level income tax and potentially subject to prohibited transactions tax.

Under the IRC, REITs generally must engage in the ownership and management of income producing real estate. For the company, this generally includes owning and managing a timberland portfolio for the production and sale of standing timber. Certain activities that generate non-qualifying REIT income could constitute "prohibited transactions." Prohibited transactions are defined by the Internal Revenue Code generally to be sales or other dispositions of property to customers in the ordinary course of a trade or business. Accordingly, the harvesting and sale of logs, the development or sale of certain timberlands and other real estate, and the manufacture and sale of wood products are conducted through one or more of our wholly-owned TRSs, the net income of which is subject to corporate-level tax. By conducting our business in this manner, we believe that we satisfy the REIT requirements of the Internal Revenue Code. However, if the Internal Revenue Service (IRS) were to successfully assert that these or any of our activities conducted at the REIT constituted prohibited transactions, we could be subject to the 100 percent tax on the net income from such activities.

The extent of our use of our TRSs may affect our REIT qualification and affect the price of our common shares relative to the share price of other REITs.

We conduct a significant portion of our business activities through one or more TRSs. The use of our TRSs enables us to engage in non-REIT qualifying business activities such as the harvesting and sale of logs, manufacture and sale of wood products, and the development and sale of certain higher and better use (HBU) property. Our TRSs are subject to corporate-level income tax. Under the Code, no more than 20 percent of the value of the gross assets of a REIT may be represented by securities of one or more TRSs. This limitation may affect our ability to increase the size of our TRSs' operations. While we intend to monitor the value of our investments in the stock and securities of our TRSs to ensure compliance with the 20 percent limitation, we cannot provide assurance that we will always be able to comply with the limitation so as to maintain REIT status. If we were to exceed the 20 percent limitation, we may be forced to sell or otherwise distribute assets of our TRSs in order to remain a qualified REIT. Furthermore, our use of TRSs may cause the market to value our common shares differently than the shares of other REITs, which may not use TRSs at all, or as extensively as we use them.

The failure of our subsidiary REIT to maintain its separate REIT qualification could affect the company's own REIT qualification.

A significant amount of our timberlands is held in a subsidiary that we operate to qualify as a REIT, and we may in the future invest in other timberlands and other real estate through one or more other subsidiary entities that are intended to qualify as REITs. While our ownership interest in the subsidiary REIT is a qualifying real estate asset for purposes of the company's 75 percent asset test described above, any failure of the subsidiary REIT to maintain its own separate REIT status would generally result in the subsidiary being subject to regular U.S. corporate income tax, as described above, and the company's ownership interest in the subsidiary no longer qualifying as a real estate asset for purposes of the 75 percent asset test. If this were to occur, the company's own REIT qualification could be affected.

We may be limited in our ability to fund distributions using cash generated through our TRSs.

The ability of the company to receive dividends from our TRSs is limited by the rules with which we must comply to maintain our status as a REIT. In particular, at least 75 percent of gross income for each taxable year as a REIT must be derived from real estate sources including sales of our standing timber and other types of qualifying real estate income, and no more than 25 percent of our gross income may consist of dividends from our TRSs and other non-real estate income. This limitation on our ability to receive dividends from our TRSs may affect our ability to fund cash distributions to our shareholders using cash flows from our TRSs. The net income of our TRSs is not required to be distributed, and income of our TRSs that is not distributed to the company will not be subject to the REIT income distribution requirement.

To maintain our qualification as a REIT and to avoid an excise tax, we are generally required to distribute substantially all of our taxable income to our shareholders.

Generally, REITs are required to distribute 90 percent of their ordinary taxable income and (to avoid an excise tax) 95 percent of their net capital gains income. Capital gains may be retained by the REIT but would be subject to corporate income taxes. If capital gains were retained rather than distributed, our shareholders would be deemed to have received a taxable distribution (about which we would notify them), with a credit or refund for any federal income tax paid by the company. We believe that we are not required to distribute material amounts of cash since substantially all of our taxable income is treated as capital gains income. As previously discussed in these Risk Factors, our board of directors, in its sole discretion, determines the amount, timing and frequency of our dividends to shareholders.

Changes in tax laws or their interpretation could adversely affect our shareholders and our results of operations.

Federal and state tax laws are constantly under review by persons involved in the legislative process, the IRS, the United States Department of the Treasury, and state taxing authorities. Changes to tax laws could adversely affect our shareholders or increase our effective tax rates. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our shareholders may be changed.

IMPORT/EXPORT TAXES AND DUTIES

We may be required to pay significant taxes or tariffs on our exported products or countervailing and anti-dumping duties or tariffs on our imported products.

We export logs and finished wood products to foreign markets, and our ability to do so profitably is affected by U.S. and foreign trade policy. International trade disputes occur frequently and can be taken to an International Trade Court for resolution of unfair trade practices between countries.

U.S. international trade policy could result in one or more of our foreign export market jurisdictions adopting trade policy making it more difficult or costly for us to export our products to those countries. We could therefore experience reduced revenues and margins in any of our businesses that is adversely affected by international trade tariffs, duties, taxes, customs or dispute settlement terms. To the extent such trade policies increase prices, they could also reduce the demand for our products and could have a material adverse effect on our business, financial results and financial condition, including facility closures or impairments of assets. We cannot predict future trade policy or the terms of any settlements of international trade disputes and their effect on our business.

OTHER RISKS

RISKS RELATED TO OWNING OUR STOCK

Our cash dividends are not guaranteed and may fluctuate.

Our board of directors, in its sole discretion, determines the amount and timing of our cash dividends to shareholders based on consideration of a number of factors. These factors include, but are not limited to: our results of operations and cash flows; current and forecasted economic conditions; changes in the current or expected prices and demand for our products and the general market demand for timberlands, including those timberland properties that have higher and better uses; current and forecasted harvest levels; balancing various capital allocation priorities and considerations including without limitation the company's capital requirements and debt repayment obligations; various finance considerations, including the company's credit ratings, borrowing capacity, debt covenant restrictions that may impose limitations on cash payments and other related factors and tax considerations. Consequently, the amount, timing and frequency of our dividends, including our quarterly base dividend and annual supplemental dividend, may fluctuate.

The market price of our common stock may be influenced by many factors, some of which are beyond our control.

The market price of our common stock may be influenced by many factors, some of which are beyond our control, including without limitation those described above and elsewhere in this report, as well as the following:

- actual or anticipated fluctuations in our operating results or our competitors' operating results;
- announcements by us or our competitors of new products, capacity changes, significant contracts, acquisitions or strategic investments or initiatives;
- our growth rate and our competitors' growth rates;
- general economic conditions;

- conditions in the financial markets;
- market interest rates and the relative yields on other financial instruments;
- general perceptions and expectations regarding housing markets, interest rates, commodity prices, and currencies;
- changes in stock market analyst recommendations regarding us, our competitors or the forest products industry generally, or lack of analyst coverage of our common stock;
- sales of our common stock by our executive officers, directors and significant shareholders;
- sales or repurchases of substantial amounts of common stock;
- fluctuation in the market price of our products (see *Product Pricing and Profitability* above);
- changes in accounting principles and
- changes in tax laws and regulations.

In addition, there has been significant volatility in the market price and trading volume of securities of companies, including companies operating in the forest products industry, that often has been unrelated to individual company operating performance. Some companies that have experienced volatile market prices for their securities have had securities litigation brought against them. If litigation of this type is brought against us, it could result in substantial costs and divert management's attention and resources.

CAPITAL MARKETS RISKS

Deterioration in economic conditions and capital markets could adversely affect our access to capital.

Challenging market conditions could impair the company's ability to raise debt or equity capital or otherwise access capital markets on terms acceptable to us, which may, among other effects, reduce our ability to refinance debt maturities or take advantage of growth and expansion opportunities. Moreover, our businesses require substantial capital for repair or replacement of existing facilities or equipment. While we believe our capital resources will be adequate to meet our current projected operating needs, capital expenditures and other cash requirements, if for any reason we are unable to access capital for our operating needs, capital expenditures and other cash requirements on acceptable economic terms, or at all, we could experience a material adverse effect on our business, financial condition, results of operations and cash flows.

Changes in credit ratings issued by nationally recognized rating organizations could adversely affect our cost of financing and have an adverse effect on the market price of our securities.

Credit rating agencies rate our debt securities on factors that include our operating results and balance sheet, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Ratings decisions by these agencies include maintaining, upgrading or downgrading our current rating, as well as placing the company on a "watch list" for possible future ratings actions. Any downgrade of our credit rating, or decision by a rating agency to place us on a "watch list" for possible future downgrading could have an adverse effect on our ability to access credit markets, increase our cost of financing, and have an adverse effect on the market price of our securities.

INFORMATION SYSTEMS AND CYBERSECURITY

We face risks associated with the use of Information Technology (IT) systems including from security breaches or other significant disruptions, which could affect our ability to operate our businesses effectively, adversely affect our reported financial results, affect our reputation and expose us to potential liability or litigation.

We use IT systems to carry out our operational activities, maintain our business records, and collect and store sensitive data, including but not limited to intellectual property and personally identifiable information. Some of our systems are internally managed and some are maintained by third-party service providers. Although we employ, and we believe our third-party service providers employ, what we deem to be reasonably adequate security measures and controls, there can be no assurance that our security measures will be effective against the risks we face from cyber-attacks, including from: computer hackers, foreign governments and cyber terrorists; malicious code (such as malware, viruses and ransomware); an intentional or unintentional personnel action; a natural disaster; a hardware or software corruption, failure or error; a telecommunications system failure; a service provider failure or error; or any one or more other causes of a security breach, failure or disruption. To date, no events of this nature have had a material adverse effect on our business. However, if in the future our IT systems are significantly disrupted, shut down or otherwise compromised, or if our data is destroyed, misappropriated or inappropriately disclosed, our financial results or our business operations, or both, could be negatively affected. Additionally, we could suffer significant losses or incur significant liabilities, including without limitation damage to our reputation, loss of customer confidence or goodwill and significant expenditures of time and money to address and remediate resulting damages to affected individuals or business partners or to defend ourselves in resulting litigation or other legal proceedings by affected individuals, business partners or regulators.

UNRESOLVED STAFF COMMENTS

There are no unresolved comments that were received from the SEC staff relating to our periodic or current reports under the Securities Exchange Act of 1934.

PROPERTIES

Details about our facilities, production capacities and locations are found in the *Our Business — What We Do* section of this report.

- For details about our Timberlands properties, go to *Our Business/What We Do/Timberlands/Where We Do It*.
- For details about our Real Estate, Energy and Natural Resources properties, go to *Our Business/What We Do/Real Estate, Energy and Natural Resources/Where We Do It*.
- For details about our Wood Products properties, go to *Our Business/What We Do/Wood Products/Where We Do It*.

LEGAL PROCEEDINGS

Refer to *Note 14: Legal Proceedings, Commitments and Contingencies*. SEC regulations require us to disclose certain information about proceedings arising under federal, state or local environmental provisions if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold. In accordance with these regulations, the company uses a threshold of $1 million for purposes of determining whether disclosure of any such proceedings is required pursuant to this item.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange under the symbol WY.

As of December 31, 2022, there were 12,356 holders of record of our common shares.

INFORMATION ABOUT COMMON SHARE REPURCHASES

The following table provides information with respect to purchases of common shares made by the company during fourth quarter 2022:

COMMON SHARE REPURCHASES DURING FOURTH QUARTER 2022	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE DOLLAR VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS
October 1 - October 31	2,115,647	$ 29.78	2,115,647	$460,268,438
November 1 - November 30	645,602	$ 31.52	645,602	$439,918,298
December 1 - December 31	2,004,548	$ 31.55	2,004,548	$376,668,545
Total	**4,765,797**	**$ 30.76**	**4,765,797**	**$376,668,545**

On September 22, 2021, we announced that our board of directors approved a new share repurchase program (the 2021 Repurchase Program) under which we are authorized to repurchase up to $1 billion of outstanding shares. Concurrently, the board terminated the remaining repurchase authorization under the share repurchase program approved by the board in February 2019.

During fourth quarter 2022, we repurchased 4,765,797 common shares for approximately $147 million (including transaction fees) under the 2021 Repurchase Program in open-market transactions. Transaction fees incurred for repurchases are not counted as use of funds authorized for repurchase under the 2021 Repurchase Program. As of December 31, 2022, we had remaining authorization of $377 million for future stock repurchases.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN

Weyerhaeuser Company, S&P 500 and S&P Global Timber & Forestry Index



PERFORMANCE GRAPH ASSUMPTIONS

• Assumes $100 invested on December 31, 2017, in Weyerhaeuser common stock, the S&P 500 Index and the S&P Global Timber & Forestry Index.
• Total return assumes dividends received are reinvested immediately.
• Measurement dates are the last trading day of the calendar year shown.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

WHAT YOU WILL FIND IN THIS MD&A

Our MD&A includes the following major sections:

- economic and market conditions affecting our operations;
- financial performance summary;
- results of our operations;
- liquidity and capital resources;
- environmental matters, legal proceedings and other contingencies;
- accounting matters and
- performance measures.

For Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) related to the year ended December 31, 2020, refer to this same section in our 2021 annual report on Form 10-K as filed with the Securities and Exchange Commission on February 18, 2022.

ECONOMIC AND MARKET CONDITIONS AFFECTING OUR OPERATIONS

Our market conditions and the strength of the broader U.S. economy are, and will continue to be, influenced by the trajectory of activity in the U.S. housing and repair and remodel segments, impacts from any future restrictions related to COVID-19 or other viral or similar outbreak, inflation trends and interest rates. The demand for sawlogs within our Timberlands segment is directly affected by domestic production of wood-based building products. The strength of the U.S. housing market, particularly new residential construction, strongly affects demand in our Wood Products segment, as does repair and remodeling activity. Seasonal weather patterns impact the level of construction activity in the U.S., which in turn affects demand for our logs and wood products. Our Timberlands segment, specifically the Western region, is also affected by export demand and trade policy. Japanese housing starts are a key driver of export log demand in Japan. The demand for pulpwood from our Timberlands segment is directly affected by the production of pulp, paper and oriented strand board (OSB) as well as the demand for biofuels, such as wood-burning pellets made from pulpwood. The Timberlands segment is also influenced by the availability of harvestable timber. In general, Western log markets are highly tensioned by available supply, while Southern log markets have more available supply. However, additional mill capacity being added in the U.S. South has led to tightening of markets in certain geographies. Our

Real Estate, Energy and Natural Resources segment is affected by a variety of factors, including the general state of the economy, local real estate market conditions, the level of construction activity in the U.S., and evolution of emerging renewable energy and carbon-related markets.

While underlying longer-term fundamentals remain favorable for construction of new housing in the U.S., home sales and building activity have slowed due in part to higher mortgage interest rates, reduced affordability and general macroeconomic conditions. On a seasonally adjusted annual basis, as reported by the U.S. Census Bureau, housing starts for fourth quarter 2022 averaged 1.4 million units, a 3.2 percent decrease from third quarter 2022. Single family starts averaged 0.9 million units, a 4.8 percent decrease from third quarter 2022. Multi-family starts averaged 541 thousand units in fourth quarter 2022, which was a 0.6 percent decrease from third quarter 2022. Sales of newly built, single family homes averaged a seasonally adjusted annual rate of 605 thousand units for fourth quarter 2022, an increase of 4.4 percent from the prior quarter. Over the medium to long-term, we expect continued strength in the U.S. housing construction market, supported by strong demographics in the key homebuying age cohorts, a decade of underbuilding and an aging housing stock.

Repair and remodeling expenditures decreased by 0.8 percent from third quarter 2022 to fourth quarter 2022 according to the Census Bureau Advance Retail Spending report. Do-it-yourself activity has been returning to more normalized levels while professionally contracted activities have benefited from larger projects and increases in home equity levels. Over the longer term, we expect this sector to return to pre-pandemic growth trends with healthy household balance sheets, elevated home equity and a U.S. housing stock median age of 43 years.

In U.S. wood product markets, demand felt the effects of a slowing housing market and more uncertain economic environment over most of fourth quarter 2022. The Random Lengths Framing Lumber Composite price averaged \$452/MBF and the OSB Composite averaged \$360/MSF in fourth quarter 2022. Over the course of the fourth quarter, prices declined from \$512/MBF to \$380/MBF for lumber and from \$402/MSF to \$288/MSF for OSB.

In Western log markets, Douglas fir sawlog prices fell by 7.4 percent in fourth quarter 2022 compared with third quarter 2022 as reported by RISI Log Lines based on Weyerhaeuser's portfolio mix. Overall, domestic prices in the West fell moderately, as mills felt the effects of lower lumber prices, partially offset by continued constraints in log supply. In the South, delivered sawlog prices increased by 1.2 percent in fourth quarter 2022 compared to third quarter 2022 and 4.6 percent from fourth quarter 2021 as reported by Timber Mart-South, as mills are carrying higher inventories to mitigate log and haul capacity constraints.

Currency exchange rates, available supply from other countries and trade policy affect our export businesses. During fourth quarter 2022, end use demand softened in export markets, partially offset by continued disruptions in global log and lumber supply. In Japan, total housing starts increased 0.8 percent year to date through November compared to the same period in 2021, while the key Post and Beam segment saw a 4.0 percent decrease. An increase in lumber imports from Europe to Japan placed downward pressure on market conditions. China demand was held back by zero COVID-19 policies and general economic conditions, but constraints of supply sources from other countries, particularly Russia, supported demand from U.S. producers.

Interest rates affect our business primarily through their impact on mortgage rates and housing affordability, their general impact on the economy, and their influence on our capital management activities. Actions by the U.S. Federal Reserve, the overall condition of the economy, and fluctuations in financial markets are all factors that influence long-term interest rates. 30-year mortgage rates, which are correlated with long-term interest rates, decreased from 6.7 percent at the end of third quarter 2022 to 6.4 percent at the end of the fourth quarter. While mortgage rates fell over the quarter and from a high of over 7 percent in November, the rapid increase in mortgage rates since the end of 2021 has had a negative impact on home affordability and reduced demand for homebuying.

Increased inflation affects the cost of our operations across each of our business segments, including costs for raw materials, transportation, energy and labor. The Consumer Price Index increased 6.5 percent year over year in December 2022, primarily due to demand and supply for goods and services, fluctuations in labor markets, and monetary policy set by the U.S. Federal Reserve. While we can offset some of the impacts of inflation through our sales activities, our operational excellence initiatives and our procurement practices, not all of the costs associated with inflation can be fully mitigated or passed on to the consumer.

The condition of the labor market affects all of our businesses as it relates to our ability to attract and retain employees and contractors. The unemployment rate of 3.5 percent in December 2022 remained near historically low levels and was unchanged from the end of the third quarter. Labor force participation has increased to 62.3 percent in December 2022, from 61.9 percent in December 2021, but this remains below pre-pandemic levels of over 63 percent.

Governments and businesses across the globe are taking action on climate change and are making significant commitments towards reducing greenhouse gas emissions to net zero. Achieving these commitments will require governments and companies to take major steps to modify operations, invest in low-carbon activities and purchase offsets to reduce environmental impacts. We believe we are uniquely positioned to help entities achieve these commitments through natural climate solutions, including forest carbon sequestration and carbon capture and storage activities.

In mid-September 2022, Weyerhaeuser employee members of the International Association of Machinists and Aerospace Workers union commenced a work stoppage affecting the company's operations in Washington and Oregon. The stoppage involved approximately 1,200 employees and affected four lumber mills in our Wood Products segment and a portion of our Western Timberlands operations. This event had a negative impact on our operations for the third and fourth quarter, including reductions in fee harvest volumes and sale volumes for Western Timberlands, as well as reductions in production volumes and sales volumes for our lumber business. On October 28, 2022, the company announced the successful resolution of the work stoppage and resumed operations.

FINANCIAL PERFORMANCE SUMMARY

Net Sales by Segment



NET SALES BY SEGMENT IN MILLIONS OF DOLLARS

TIMBERLANDS: 2021 $1,636 | 2022 $1,858
REAL ESTATE & ENR: 2021 $344 | 2022 $368
WOOD PRODUCTS: 2021 $8,221 | 2022 $7,958

■ 2021 ■ 2022

Contribution to Earnings by Segment



CONTRIBUTION TO EARNINGS BY SEGMENT IN MILLIONS OF DOLLARS

TIMBERLANDS: 2021 $464 | 2022 $528
REAL ESTATE & ENR: 2021 $210 | 2022 $218
WOOD PRODUCTS: 2021 $3,211 | 2022 $2,536

■ 2021 ■ 2022

RESULTS OF OPERATIONS

In reviewing our results of operations, it is important to understand these terms:

- Sales realizations refer to net selling prices — this includes selling price plus freight minus normal sales deductions.
- Net contribution (charge) to earnings refers to earnings (loss) before interest expense, loss on debt extinguishment and income taxes.

CONSOLIDATED RESULTS

HOW WE DID

Summary of Financial Results

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER-SHARE FIGURES			
			AMOUNT OF CHANGE
	2022	2021	2022 vs. 2021
Net sales	$ 10,184	$ 10,201	$ (17)
Costs of sales	$ 6,564	$ 6,103	$ 461
Operating income	$ 3,080	$ 3,643	$ (563)
Net earnings	$ 1,880	$ 2,607	$ (727)
Basic earnings per share	$ 2.53	$ 3.48	$ (0.95)
Diluted earnings per share	$ 2.53	$ 3.47	$ (0.94)

COMPARING 2022 WITH 2021

Net Sales

Net sales decreased $17 million — less than 1 percent — primarily due to a $263 million decrease in Wood Products net sales to unaffiliated customers, primarily attributable to decreased sales volumes across most product lines and decreased realizations for structural lumber and oriented strand board.

This decrease was partially offset by a $222 million increase in Timberlands net sales to unaffiliated customers, primarily due to increased sales realizations in the Western and Southern regions.

Costs of Sales

Costs of sales increased $461 million — 8 percent — primarily due to increased freight and raw material costs within our Wood Products segment, as well as increased logging and hauling costs and increased third party log purchase costs within our Timberlands segment.

Operating Income

Operating income decreased $563 million — 15 percent — primarily due to a $478 million decrease in consolidated gross margin (see discussion of components above).

Net Earnings

Net earnings decreased $727 million — 28 percent — primarily due to:

- the $563 million decrease in operating income discussed above;
- a $276 million pretax charge ($207 million after-tax) related to the early extinguishment of debt (refer to *Note 12: Long-Term Debt, Net*) and
- a $235 million increase in non-operating pension and other post-employment benefit costs (refer to *Note 9: Pension and Other Post-Employment Benefit Plans*).

These decreases were partially offset by a $284 million decrease in income tax expense, as well as a $43 million decrease in interest expense (refer to *Income Taxes* and *Interest Expense*).

TIMBERLANDS

HOW WE DID

We report sales volumes and annual production data for our Timberlands segment in *Our Business/What We Do/ Timberlands*.

Net Sales and Net Contribution to Earnings for Timberlands

DOLLAR AMOUNTS IN MILLIONS			
			AMOUNT OF CHANGE
	2022	2021	2022 vs. 2021
Net sales to unaffiliated customers:			
Delivered logs:			
West	$ 1,004	$ 869	$ 135
South	645	589	56
North	56	52	4
Total	**1,705**	**1,510**	**195**
Stumpage and pay-as-cut timber	46	31	15
Recreational and other lease revenue	68	65	3
Other products(1)	39	30	9
Subtotal net sales to unaffiliated customers	**1,858**	**1,636**	**222**
Intersegment net sales	561	535	26
Total segment net sales	**$ 2,419**	**$ 2,171**	**$ 248**
Costs of sales	**$ 1,796**	**$ 1,650**	**$ 146**
Operating income and Net contribution to earnings	**$ 528**	**$ 464**	**$ 64**

(1) Other products include sales of seeds and seedlings from our nursery operations and wood chips.

COMPARING 2022 WITH 2021

Net Sales — Unaffiliated Customers

Net sales to unaffiliated customers increased $222 million — 14 percent — primarily due to a $135 million increase in Western log sales attributable to a 14 percent increase in sales realizations and a 1 percent increase in sales volumes, as well as a $56 million increase in Southern log sales attributable to an 8 percent increase in sales realizations and a 2 percent increase in sales volumes.

Intersegment Sales

Intersegment sales increased $26 million — 5 percent — primarily due to a 13 percent increase in sales realizations, partially offset by a 7 percent decrease in sales volumes.

Costs of Sales

Costs of sales increased $146 million — 9 percent — primarily due to increased logging and hauling costs, as well as increased third party log purchase costs.

Operating Income and Net Contribution to Earnings

Operating income and net contribution to earnings increased $64 million — 14 percent — primarily due to the change in the components of gross margin, as discussed above, partially offset by a $32 million gain on sale of timberlands recorded in third quarter 2021.

REAL ESTATE, ENERGY AND NATURAL RESOURCES

HOW WE DID

We report acres sold and average price per acre for our Real Estate, Energy and Natural Resources segment in *Our Business/What We Do/Real Estate, Energy and Natural Resources.*

Net Sales and Net Contribution to Earnings for Real Estate, Energy and Natural Resources

DOLLAR AMOUNTS IN MILLIONS			
			AMOUNT OF CHANGE
	2022	2021	2022 vs. 2021
Net sales to unaffiliated buyers:			
Real estate	$ 235	$ 246	$ (11)
Energy and natural resources	133	98	35
Total segment net sales	**$ 368**	**$ 344**	**$ 24**
Costs of sales	**$ 113**	**$ 109**	**$ 4**
Operating income and Net contribution to earnings	**$ 218**	**$ 210**	**$ 8**

The volume of real estate sales is a function of many factors, including the general state of the economy, demand in local real estate markets, the ability of buyers to obtain financing, the number of competing properties listed for sale, the seasonal nature of sales, the plans of adjacent landowners, our expectations of future price appreciation, the timing of harvesting activities and the availability of government and not-for-profit funding. In any period, the average sales price per acre will vary based on the location and physical characteristics of parcels sold.

COMPARING 2022 WITH 2021

Net Sales

Net sales increased $24 million — 7 percent — primarily attributable to an increase in royalty income from our Energy and Natural Resources business.

Costs of Sales

Costs of sales increased $4 million — 4 percent — primarily attributable to an increase in acres sold.

Operating Income and Net Contribution to Earnings

Operating income and net contribution to earnings increased $8 million — 4 percent — attributable to the change in the components of gross margin, as discussed above, partially offset by a $10 million noncash impairment charge related to the planned divestiture of legacy coal assets.

WOOD PRODUCTS

HOW WE DID

We report sales volumes and annual production data for our Wood Products segment in *Our Business/What We Do/Wood Products.*

Net Sales and Net Contribution to Earnings for Wood Products

DOLLAR AMOUNTS IN MILLIONS			
			AMOUNT OF CHANGE
	2022	2021	2022 vs. 2021
Net sales:			
Structural lumber	$ 3,374	$ 3,721	$ (347)
Oriented strand board	1,578	1,840	(262)
Engineered solid section	862	679	183
Engineered I-joists	573	447	126
Softwood plywood	193	210	(17)
Medium density fiberboard	192	186	6
Complementary building products	840	790	50
Other products produced [(1)]	346	348	(2)
Total segment net sales	$ 7,958	$ 8,221	$ (263)
Costs of sales	$ 5,166	$ 4,808	$ 358
Operating income and Net contribution to earnings	$ 2,536	$ 3,211	$ (675)

(1) Other products produced sales include wood chips, other byproducts and third-party residual log sales from our Canadian Forestlands operations.

COMPARING 2022 WITH 2021

Net Sales

Net sales decreased $263 million — 3 percent — primarily due to:

- a $347 million decrease in structural lumber sales attributable to a 5 percent decrease in sales volumes, partially due to the work stoppage, as well as a 5 percent decrease in sales realizations;
- a $262 million decrease in oriented strand board sales attributable to an 18 percent decrease in sales realizations, partially offset by a 5 percent increase in sales volumes and
- a $17 million decrease in softwood plywood sales attributable to a 7 percent decrease in sales volumes.

These decreases were partially offset by:

- a $183 million increase in engineered solid section sales attributable to a 34 percent increase in sales realizations, partially offset by a 6 percent decrease in sales volumes;
- a $126 million increase in engineered I-joists sales attributable to a 46 percent increase in sales realizations, partially offset by a 12 percent decrease in sales volumes and
- a $50 million increase in complementary building products sales attributable to increased sales realizations for siding and trim, decking, and glulam.

Costs of Sales

Costs of sales increased $358 million — 7 percent — primarily due to increased freight and raw material costs, partially offset by lower sales volumes.

Operating Income and Net Contribution to Earnings

Operating income and net contribution to earnings decreased $675 million — 21 percent — primarily due to the change in the components of gross margin, as discussed above.

UNALLOCATED ITEMS

Unallocated items are gains or charges not related to, or allocated to, an individual operating segment. They include all or a portion of items such as:

- share-based compensation,
- pension and post-employment costs,
- elimination of intersegment profit in inventory and LIFO—the last-in, first-out method,
- foreign exchange transaction gains and losses resulting from changes in exchange rates primarily related to our U.S. dollar denominated cash and debt balances that are held by our Canadian subsidiary,
- interest income and other, as well as
- legacy obligations, such as environmental remediation and workers compensation.

Net Charge to Earnings for Unallocated Items

DOLLAR AMOUNTS IN MILLIONS			
			AMOUNT OF CHANGE
	2022	2021	2022 vs. 2021
Unallocated corporate function and variable compensation expense	$ (139)	$ (129)	$ (10)
Liability classified share-based compensation	4	(6)	10
Foreign exchange gain	10	5	5
Elimination of intersegment profit in inventory and LIFO	(21)	(23)	2
Other	(56)	(89)	33
Operating loss	**(202)**	**(242)**	**40**
Non-operating pension and other post-employment benefit costs	(254)	(19)	(235)
Interest income and other	25	5	20
Net charge to earnings	**$ (431)**	**$ (256)**	**$ (175)**

Net charge to earnings increased by $175 million — 68 percent — primarily due to a $235 million increase in non-operating pension and other post-employment benefit costs primarily attributable to a $205 million pension settlement charge (refer to *Note 9: Pension and Other Post-Employment Benefit Plans*).

This increase was partially offset by:

- a $33 million decrease in other, primarily due to lower charges for group insurance and environmental remediation;
- a $20 million increase in interest income and other due to an increase in the interest rate on our cash and investment accounts and
- a $10 million decrease in liability classified share-based compensation driven by the change in our stock price.

INTEREST EXPENSE

Our net interest expense incurred for the last two years was:

- $270 million in 2022 and
- $313 million in 2021.

Interest expense decreased by $43 million compared to 2021 primarily due to decreases in the average outstanding debt and weighted average interest rate.

Refer to *Note 12: Long-Term Debt, Net* for further information.

INCOME TAXES

As a REIT, we generally are not subject to federal corporate level income taxes on REIT taxable income that is distributed to shareholders. Historical distributions to shareholders, including amounts and tax characteristics, are summarized in the table below.

AMOUNTS PER SHARE		
	2022	2021
Common — capital gain distribution	$ 1.59	$ 1.18
Common — ordinary dividend (qualified)	$ 0.07	$ —
Common — return of capital	$ 0.51	$ —

We are required to pay corporate income taxes on earnings of our TRSs, which include our Wood Products segment and portions of our Timberlands and Real Estate & ENR segments' earnings. Our provision for income taxes is primarily driven by earnings generated by our TRSs.

Our provision for income taxes the last two years was:

- $425 million in 2022 and
- $709 million in 2021.

Income tax expense decreased by $284 million compared to 2021 due to decreases in our pretax earnings and effective income tax rate. We recorded a $69 million tax benefit related to the premiums paid in connection with our early debt retirement and a $53 million tax benefit related to our noncash pension settlement charge during 2022.

Refer to *Note 20: Income Taxes*, *Note 12: Long-Term Debt, Net* and *Note 9: Pension and Other Post-Employment Benefit Plans* for further information.

LIQUIDITY AND CAPITAL RESOURCES

We are committed to maintaining an appropriate capital structure that provides flexibility and enables us to protect the interests of our shareholders and meet our obligations to our lenders, while also maintaining access to all major financial markets. As of December 31, 2022, we had $1.6 billion in cash and cash equivalents and $1.5 billion of availability on our line of credit, which expires in January 2025. We believe we have sufficient liquidity to meet our cash requirements for the foreseeable future.

CASH FROM OPERATIONS

Consolidated net cash from operations was:

- $2,832 million in 2022 and
- $3,159 million in 2021.

COMPARING 2022 WITH 2021

Net cash from operations decreased by $327 million, primarily due to decreased cash inflows from our Wood Products segment.

This change was partially offset by a $43 million decrease in cash paid for income taxes, as well as a $32 million decrease in cash used for interest payments.

Pension Contributions and Benefit Payments Made and Expected

During 2022, we contributed a total of $24 million to our pension and post-employment plans, compared to a total of $59 million during 2021.

For 2023, we expect to contribute approximately $25 million to our pension and post-employment benefit plans. Refer to *Note 9: Pension and Other Post-Employment Benefit Plans* for further information.

INVESTING IN OUR BUSINESS

Cash from investing activities includes items such as:

- acquisitions of property, equipment, timberlands and reforestation and
- proceeds from sales of assets and operations.

Consolidated net cash from investing activities was:

- $(759) million in 2022 and
- $(325) million in 2021.

COMPARING 2022 WITH 2021

Net cash from investing activities decreased by $434 million, primarily due to:

- a $261 million decrease in proceeds from the sale of timberlands;
- a $146 million increase in cash paid for timberlands acquisitions and
- a $29 million increase in capital expenditures for property and equipment.

Summary of Capital Spending by Business Segment

DOLLAR AMOUNTS IN MILLIONS				
		2022		2021
Timberlands	$	113	$	114
Wood Products		347		320
Unallocated Items		8		7
Total	$	**468**	$	**441**

We expect our capital expenditures for 2023 to be approximately $440 million. The amount we spend on capital expenditures could change due to:

- future economic conditions,
- environmental regulations,
- changes in the composition of our business,
- weather,
- timing of equipment purchases and
- capital needs related to other business opportunities.

FINANCING

Cash from financing activities includes items such as:

- issuances and payments of debt,
- borrowings and payments on our revolving line of credit,
- proceeds from option exercises and
- payments for cash dividends and repurchasing stock.

Consolidated net cash from financing activities was:

- $(2,491) million in 2022 and
- $(1,330) million in 2021.

COMPARING 2022 WITH 2021

Net cash from financing activities decreased $1,161 million in 2022, primarily due to:

- a $733 million increase in cash paid for dividends and
- a $443 million increase in cash used for repurchases of common shares.

LONG-TERM DEBT

Our consolidated long-term debt (including current portion) was:

- $5,053 million as of December 31, 2022 and
- $5,099 million as of December 31, 2021.

The decrease in our long-term debt during 2022 is primarily attributable to the retirement of $592 million of our 7.375 percent notes, $161 million of our 8.500 percent notes, $73 million of our 7.125 percent notes, $65 million of our 7.950 percent notes and $40 million of our 7.850 percent notes, offset by the March 2022 issuance of $450 million of 3.375 percent notes and $450 million of 4.000 percent notes.

The weighted average interest rate and the weighted average maturity on our long-term debt as of December 31, 2022 were 5.36 percent and 8.1 years, respectively.

We have $118 million and $860 million of long-term debt scheduled to mature during third and fourth quarter 2023, respectively.

See *Note 12: Long-Term Debt, Net* for more information.

LINE OF CREDIT

In January 2020, we refinanced and extended our $1.5 billion five-year senior unsecured revolving credit facility, which expires in January 2025. As of December 31, 2022 and December 31, 2021, we had no outstanding borrowings on the revolving credit facility and we were in compliance with the revolving credit facility covenants.

Our revolving credit agreement utilizes the London Inter-bank Offered Rate (LIBOR) as a basis for one of the interest rate options available to the company to apply to outstanding borrowings. We plan to transition our revolving credit facility to an alternate reference rate prior to the cessation of LIBOR. We have included provisions in our revolving credit agreement that specifically contemplate the transition from LIBOR to a replacement benchmark rate.

Our Covenants

Our key covenants include the requirement to maintain:

- a minimum total adjusted shareholders' equity of $3.0 billion and
- a defined debt-to-total-capital ratio of 65 percent or less.

Our total adjusted shareholders' equity is comprised of:

- total shareholders' equity,
- excluding accumulated other comprehensive income (loss),
- minus our investment in our unrestricted subsidiaries.

Our capitalization is comprised of:

- total debt,
- plus total adjusted shareholders' equity.

As of December 31, 2022, we had:

- total adjusted shareholders' equity of $11.0 billion and
- a defined debt-to-total-capital ratio of 31.5 percent.

When calculating compliance in accordance with financial debt covenants as of December 31, 2022 and December 31, 2021, we excluded the full amount of accumulated other comprehensive loss of $247 million and $479 million, respectively. See *Note 15: Shareholders' Interest* for further information on accumulated other comprehensive loss.

There are no other significant financial debt covenants related to our third-party debt.

CREDIT RATINGS

As of December 31, 2022, our long-term issuer credit rating was BBB and Baa2 from S&P and Moody's, respectively.

OPTION EXERCISES

Our cash proceeds from the exercise of stock options were:

- $16 million in 2022 and
- $51 million in 2021.

Our average stock price was $35.67 and $36.06 in 2022 and 2021, respectively.

DIVIDENDS

We paid cash dividends on common shares of:

- $1,617 million in 2022 and
- $884 million in 2021.

The increase in dividends paid is primarily due to the supplemental dividend of $1.1 billion paid in the first quarter of 2022 based on 2021 financial results, partially offset by the interim supplemental dividend of $375 million paid in the fourth quarter of 2021. On January 26, 2023, our board of directors declared a supplemental dividend of $0.90 per share based on 2022 financial results. The dividend is payable on February 27, 2023 to shareholders of record as of the close of business on February 15, 2023.

SHARE REPURCHASES

We repurchased 16.0 million common shares for approximately $550 million (including transaction fees) during the year ended December 31, 2022. We repurchased over 2.7 million common shares for approximately $100 million (including transaction fees) in 2021. As of December 31, 2022, we had remaining authorization of $377 million for future share repurchases. For further information on share repurchases see *Note 15: Shareholders' Interest.*

OUR CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

More details about our contractual obligations and commercial commitments are in *Note 9: Pension and Other Post-Employment Benefit Plans*, *Note 11: Line of Credit*, *Note 12: Long-Term Debt, Net*, *Note 14: Legal Proceedings, Commitments and Contingencies* and *Note 20: Income Taxes.*

Significant Contractual Obligations as of December 31, 2022

Significant contractual obligations as of December 31, 2022 include our long-term debt obligations and lease obligations. Refer to *Note 12: Long Term Debt, Net* and *Note 17: Leases*, respectively, for further information. Additional significant contractual obligations are included below.

DOLLAR AMOUNTS IN MILLIONS					
		PAYMENTS DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Interest[1]	$ 2,082	$ 279	$ 433	$ 377	$ 993
Purchase obligations[2]	$ 509	$ 135	$ 177	$ 141	$ 56
Employee-related obligations[3]	$ 323	$ 148	$ 28	$ 20	$ 41

(1) Amounts presented for interest payments assume that all long-term debt obligations outstanding as of December 31, 2022 will remain outstanding until maturity.
(2) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude arrangements that the company can cancel without penalty.
(3) The timing of certain payments within this category will be triggered by retirements or other events. These payments can include workers compensation, deferred compensation and banked vacation, among other obligations. When the timing of payment is uncertain, the amounts are included in the total column only. Minimum pension funding is required by established funding standards and estimates are not made for 2024 onward. Estimated payments of contractually obligated post-employment benefits are not included due to the uncertainty of payment timing.

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements have not had — and are not reasonably likely to have — a material effect on our current or future financial condition, results of operations or cash flows. *Note 8: Related Parties* and *Note 11: Line of Credit* contain our disclosures of:

- surety bonds,
- letters of credit and
- information regarding variable interest entities.

ENVIRONMENTAL MATTERS, LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

See *Note 14: Legal Proceedings, Commitments and Contingencies.*

ACCOUNTING MATTERS

CRITICAL ACCOUNTING POLICIES

In the preparation of our financial statements we follow established accounting policies and make estimates that affect both the amounts and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain. Accounting policies whose application may have a significant effect on the reported results of operations and financial position are considered critical accounting policies.

In accounting, we base our judgments and estimates on:

- historical experience and
- assumptions we believe are appropriate and reasonable under current circumstances.

Actual results, however, may differ from the estimated amounts we have recorded.

Our most critical accounting policies relate to our:

- discount rates for pension and post-employment benefit plans;
- potential impairments of long-lived assets and
- contingent liabilities.

Details about our other significant accounting policies — what we use and how we estimate — are in *Note 1: Summary of Significant Accounting Policies.*

DISCOUNT RATES FOR PENSION AND POST-EMPLOYMENT BENEFIT PLANS

Discount rates are used to estimate the net present value of our pension and other post-employment plan obligations. These rates are determined at the measurement date by matching current spot rates of high-quality corporate bonds with maturities similar to the timing of expected cash outflows for benefits. The selection of discount rates requires judgment as well as the involvement of actuarial specialists. These specialists assist with selecting yield curves based on published indices for high-quality corporate bonds and projecting the timing and amount of cash flows associated with our obligations to ultimately support our determination of an appropriate discount rate for each plan.

Our discount rates as of December 31, 2022 are:

- 5.4 percent for our U.S. pension plans — compared with 2.9 percent at December 31, 2021;
- 5.4 percent for our U.S. post-employment plans — compared with 2.6 percent at December 31, 2021;
- 5.3 percent for our Canadian pension plans — compared with 3.1 percent at December 31, 2021 and
- 5.3 percent for our Canadian post-employment plans — compared with 3.0 percent at December 31, 2021.

Pension expenses for 2023 will be based on the 5.4 percent and 5.3 percent assumed discount rates for the U.S. pension plans and the Canadian pension plans, respectively, and the 5.4 percent and 5.3 percent assumed discount rates for the U.S. and Canadian post-employment benefit plans, respectively.

Our discount rates are important in determining the cost of our plans. A 50 basis point decrease in our discount rate would increase expense or reduce a credit by approximately:

- $10 million for our U.S. qualified pension plans and
- $1 million for our Canadian registered pension plans.

IMPAIRMENT OF LONG-LIVED ASSETS

We review the carrying value of long-lived assets whenever an event or a change in circumstance indicates that the carrying value of the asset or asset group may not be recoverable through future operations. The carrying value is the original cost, less accumulated depreciation and any past impairments recorded.

If we evaluate recoverability, we are required to estimate future cash flows and residual values of the asset or asset group. Key assumptions used in developing these estimates would include probability of alternative outcomes, product pricing, raw material cost and product sales.

An impairment occurs when the carrying value of a long-lived asset is greater than the amount that could be recovered from the estimated future cash flows of the asset and greater than fair market value (the amount we could receive if we were to sell the asset). Key assumptions used in developing estimates of fair value would include the estimated future cash flows used to assess recoverability, discount rates and probability of alternative outcomes.

CONTINGENT LIABILITIES

We are subject to lawsuits, investigations and other claims related to environmental, product and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as the amount or range of potential loss.

We record contingent liabilities when:

- it becomes probable that a loss has been incurred and
- the amount of loss can be reasonably estimated.

Assessing probability of loss and estimating the amount of loss can require analysis of multiple factors, such as:

- historical experience,
- evaluations of relevant legal and environmental authorities and regulations,
- judgments about the potential actions of third-party claimants and courts and
- consideration of potential environmental remediation methods.

In addition to contingent liabilities recorded for probable losses, we disclose contingent liabilities when there is a reasonable possibility that a loss may have been incurred.

Recorded contingent liabilities are based on the best information available and actual losses in any future period are inherently uncertain. If estimated probable future losses or actual losses exceed our recorded liability for such claims, we record additional charges. These exposures and proceedings can be significant and the ultimate negative outcomes could be material to our operating results or cash flows in any given quarter or year. See *Note 14: Legal Proceedings, Commitments and Contingencies* for more information.

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

A summary of prospective accounting pronouncements is in *Note 1: Summary of Significant Accounting Policies.*

PERFORMANCE MEASURES

We use Adjusted EBITDA as a key performance measure to evaluate the performance of the consolidated company and our business segments. This measure should not be considered in isolation from, and is not intended to represent an alternative to, our results reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). However, we believe Adjusted EBITDA provides meaningful supplemental information for our investors about our operating performance, better facilitates period to period comparisons and is widely used by analysts, lenders, rating agencies and other interested parties. Our definition of Adjusted EBITDA may be different from similarly titled measures reported by other companies. Adjusted EBITDA, as we define it, is operating income adjusted for depreciation, depletion, amortization, basis of real estate sold and special items.

Adjusted EBITDA by Segment

DOLLAR AMOUNTS IN MILLIONS				
		2022		**2021**
Timberlands	$	784	$	693
Real Estate & ENR		329		296
Wood Products		2,737		3,357
Unallocated Items		(196)		(252)
Total	$	**3,654**	$	**4,094**

We reconcile Adjusted EBITDA to net earnings for the consolidated company and to operating income (loss) for the business segments, as those are the most directly comparable U.S. GAAP measures for each.

The table below reconciles Adjusted EBITDA by segment to net earnings for the year ended December 31, 2022:

DOLLAR AMOUNTS IN MILLIONS					
	TIMBERLANDS	REAL ESTATE & ENR	WOOD PRODUCTS	UNALLOCATED ITEMS	TOTAL
Net earnings					$ 1,880
Interest expense, net of capitalized interest					270
Loss on debt extinguishment[1]					276
Income taxes					425
Net contribution (charge) to earnings	$ 528	$ 218	$ 2,536	$ (431)	$ 2,851
Non-operating pension and other post-employment benefit costs	—	—	—	254	254
Interest income and other	—	—	—	(25)	(25)
Operating income (loss)	**528**	**218**	**2,536**	**(202)**	**3,080**
Depreciation, depletion and amortization	256	17	201	6	480
Basis of real estate sold	—	84	—	—	84
Special items included in operating income (loss)[2]	—	10	—	—	10
Adjusted EBITDA	$ 784	$ 329	$ 2,737	$ (196)	$ 3,654

(1) Loss on debt extinguishment is a special item consisting of a pretax charge of $276 million related to early debt retirement.
(2) Operating income (loss) for Real Estate & ENR includes a pretax special item consisting of a $10 million noncash impairment charge related to the planned divestiture of legacy coal assets.

The table below reconciles Adjusted EBITDA by segment to net earnings for the year ended December 31, 2021:

DOLLAR AMOUNTS IN MILLIONS					
	TIMBERLANDS	REAL ESTATE & ENR	WOOD PRODUCTS	UNALLOCATED ITEMS	TOTAL
Net earnings					$ 2,607
Interest expense, net of capitalized interest					313
Income taxes					709
Net contribution (charge) to earnings	$ 464	$ 210	$ 3,211	$ (256)	$ 3,629
Non-operating pension and other post-employment benefit costs	—	—	—	19	19
Interest income and other	—	—	—	(5)	(5)
Operating income (loss)	**464**	**210**	**3,211**	**(242)**	**3,643**
Depreciation, depletion and amortization	261	15	196	5	477
Basis of real estate sold	—	71	—	—	71
Special items included in operating income (loss)[1][2][3]	(32)	—	(50)	(15)	(97)
Adjusted EBITDA	$ 693	$ 296	$ 3,357	$ (252)	$ 4,094

(1) Operating Income (loss) for Timberlands includes a pretax special item consisting of a $32 million gain on sale of timberlands.
(2) Operating income (loss) for Wood Products includes pretax special items consisting of a $37 million product remediation insurance recovery and a $13 million insurance recovery.
(3) Operating income (loss) for Unallocated Items includes a pretax special item consisting of a $15 million noncash legal benefit.

We also reconcile net earnings before special items to net earnings and net earnings per diluted share before special items to net earnings per diluted share, as those are the most directly comparable U.S. GAAP measures. We believe the measures provide meaningful supplemental information for investors about our operating performance, better facilitate period to period comparisons, and are widely used by analysts, lenders, rating agencies and other interested parties.

The table below reconciles net earnings before special items to net earnings:

DOLLAR AMOUNTS IN MILLIONS				
		2022		2021
Net earnings	$	1,880	$	2,607
Loss on debt extinguishment		207		—
Gain on sale of timberlands		—		(32)
Insurance recovery		—		(9)
Legal benefit		—		(12)
Pension settlement charge		152		—
Product remediation recovery		—		(28)
Restructuring, impairments and other charges		8		—
Net earnings before special items	$	2,247	$	2,526

The table below reconciles net earnings per diluted share before special items to net earnings per diluted share:

AMOUNTS PER SHARE				
		2022		2021
Net earnings per diluted share	$	2.53	$	3.47
Loss on debt extinguishment		0.28		—
Gain on sale of timberlands		—		(0.04)
Insurance recovery		—		(0.01)
Legal benefit		—		(0.01)
Pension settlement charge		0.20		—
Product remediation recovery		—		(0.04)
Restructuring, impairments and other charges		0.01		—
Net earnings per diluted share before special items	$	3.02	$	3.37

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

LONG-TERM DEBT OBLIGATIONS

The following summary of our long-term debt obligations includes:

- scheduled principal repayments for the next five years and after;
- weighted average interest rates for debt maturing in each of the next five years and after and
- estimated fair values of outstanding obligations.

We estimate the fair value of long-term debt based on quoted market prices we receive for the same types and issues of our debt or on the discounted value of the future cash flows using market yields for the same type and comparable issues of debt. Changes in market rates of interest affect the fair value of our fixed-rate debt.

SUMMARY OF LONG-TERM DEBT OBLIGATIONS AS OF DECEMBER 31, 2022

DOLLAR AMOUNTS IN MILLIONS															
		2023		2024		2025		2026		2027	THEREAFTER		TOTAL[1]		FAIR VALUE
Fixed-rate debt	$	978	$	—	$	210	$	272	$	300	$ 3,333	$	5,093	$	4,918
Average interest rate		5.44%		—%		8.31%		7.65%		6.95%	4.82%		5.36%		—%
(1) Excludes $40 million of unamortized discounts, capitalized debt expense and business combination fair value adjustments.															

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Weyerhaeuser Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Weyerhaeuser Company and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Projected benefit obligations for pensions

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company's projected benefit obligations for pensions were $2,278 million as of December 31, 2022. The Company estimates the liability related to their pension plans using actuarial models that include assumptions about the Company's discount rates.

We identified the evaluation of the Company's projected benefit obligations for pensions as a critical audit matter. This is due to the sensitivity of the obligations to changes in the discount rates used and the subjectivity in evaluating those rates. Additionally, the assessment of discount rates required specialized actuarial skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the pension obligation process. This included controls related to the actuarial determination of the discount rates used in the valuation of projected benefit obligations for pensions. These procedures also included analyzing year-over-year changes to the projected cash flows associated with the obligations. Additionally, we involved actuarial professionals with specialized skills and knowledge, who assisted in the evaluation of the Company's discount rates by:

- evaluating the selected yield curves used to determine the discount rates
- assessing changes in the discount rates from the prior year against changes in published indices
- evaluating the discount rates based on the projected cash flows compared with those of similar plans.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Seattle, Washington
February 17, 2023

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2022

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER-SHARE FIGURES		2022		2021		2020
Net sales (Note 3)	$	10,184	$	10,201	$	7,532
Costs of sales		6,564		6,103		5,447
Gross margin		**3,620**		**4,098**		**2,085**
Selling expenses		93		95		83
General and administrative expenses		398		396		347
Product remediation recoveries (Note 18)		—		(37)		(8)
Gain on sale of timberlands (Note 4)		—		(32)		(182)
Other operating costs, net (Note 19)		49		33		135
Operating income		**3,080**		**3,643**		**1,710**
Non-operating pension and other post-employment benefit costs (Note 9)		(254)		(19)		(290)
Interest income and other		25		5		5
Interest expense, net of capitalized interest		(270)		(313)		(351)
Loss on debt extinguishment (Note 12)		(276)		—		(92)
Earnings before income taxes		**2,305**		**3,316**		**982**
Income taxes (Note 20)		(425)		(709)		(185)
Net earnings	$	**1,880**	$	**2,607**	$	**797**
Earnings per share (Note 5):						
Basic	$	2.53	$	3.48	$	1.07
Diluted	$	2.53	$	3.47	$	1.07
Weighted average shares outstanding (in thousands) (Note 5):						
Basic		741,904		749,496		746,931
Diluted		742,953		750,983		747,899

See accompanying *Notes to Consolidated Financial Statements*.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2022

DOLLAR AMOUNTS IN MILLIONS						
		2022		2021		2020
Comprehensive income:						
Net earnings	$	1,880	$	2,607	$	797
Other comprehensive (loss) income:						
Foreign currency translation adjustments		(52)		(11)		18
Changes in unamortized actuarial loss, net of tax expense of $95 in 2022, $112 in 2021 and $22 in 2020		284		351		62
Changes in unamortized net prior service credit, net of tax (expense) benefit of $(2) in 2022, $1 in 2021 and $0 in 2020		—		3		2
Total comprehensive income	$	**2,112**	$	**2,950**	$	**879**

See accompanying *Notes to Consolidated Financial Statements*.

CONSOLIDATED BALANCE SHEET

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PAR VALUE	DECEMBER 31, 2022	DECEMBER 31, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,581	$ 1,879
Receivables, net	357	507
Receivables for taxes	42	24
Inventories (Note 6)	550	520
Prepaid expenses and other current assets	216	205
Total current assets	**2,746**	**3,135**
Property and equipment, net (Note 7)	2,171	2,057
Construction in progress	222	175
Timber and timberlands at cost, less depletion	11,604	11,510
Minerals and mineral rights, less depletion	214	255
Deferred tax assets (Note 20)	8	17
Other assets	375	503
Total assets	**$ 17,340**	**$ 17,652**
LIABILITIES AND EQUITY		
Current liabilities:		
Current maturities of long-term debt (Notes 12 and 13)	$ 982	$ —
Accounts payable	247	281
Accrued liabilities (Note 10)	511	673
Total current liabilities	**1,740**	**954**
Long-term debt, net (Notes 12 and 13)	4,071	5,099
Deferred tax liabilities (Note 20)	96	46
Deferred pension and other post-employment benefits (Note 9)	344	440
Other liabilities	340	346
Total liabilities	**6,591**	**6,885**
Commitments and contingencies (Note 14)		
Equity:		
Weyerhaeuser shareholders' interest (Notes 15 and 16):		
Common shares: $1.25 par value; authorized 1,360 million shares; issued and outstanding: 732,794 thousand shares at December 31, 2022 and 747,301 thousand shares at December 31, 2021	916	934
Other capital	7,691	8,181
Retained earnings	2,389	2,131
Accumulated other comprehensive loss (Note 15)	(247)	(479)
Total equity	**10,749**	**10,767**
Total liabilities and equity	**$ 17,340**	**$ 17,652**

See accompanying *Notes to Consolidated Financial Statements*.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2022

DOLLAR AMOUNTS IN MILLIONS	2022	2021	2020
Cash flows from operations:			
Net earnings	$ 1,880	$ 2,607	$ 797
Noncash charges (credits) to earnings:			
Depreciation, depletion and amortization	480	477	472
Basis of real estate sold	84	71	141
Deferred income taxes, net (Note 20)	(30)	14	(56)
Pension and other post-employment benefits (Note 9)	290	61	326
Share-based compensation expense (Note 16)	33	30	30
Net gains on sale of timberlands (Note 4)	—	(32)	(182)
Timber casualty loss (Note 19)	—	—	80
Loss on debt extinguishment (Note 12)	276	—	92
Change in:			
Receivables, net	149	(57)	(141)
Receivables and payables for taxes	(101)	99	65
Inventories	(37)	(77)	(25)
Prepaid expenses and other current assets	(12)	(25)	(4)
Accounts payable and accrued liabilities	(111)	113	(17)
Pension and post-employment benefit contributions and payments	(24)	(59)	(30)
Other	(45)	(63)	(19)
Net cash from operations	**2,832**	**3,159**	**1,529**
Cash flows from investing activities:			
Capital expenditures for property and equipment	(415)	(386)	(225)
Capital expenditures for timberlands reforestation	(53)	(55)	(56)
Acquisition of timberlands (Note 4)	(295)	(149)	(425)
Proceeds from note receivable held by variable interest entities (Note 8)	—	—	362
Proceeds from sale of timberlands (Note 4)	—	261	526
Other	4	4	3
Net cash from investing activities	**(759)**	**(325)**	**185**
Cash flows from financing activities:			
Cash dividends on common shares	(1,617)	(884)	(381)
Net proceeds from issuance of long-term debt (Note 12)	881	—	732
Payments on long-term debt (Note 12)	(1,203)	(375)	(1,492)
Proceeds from borrowings on line of credit (Note 11)	—	—	550
Payments on line of credit (Note 11)	—	—	(780)
Proceeds from exercise of stock options	16	51	33
Repurchases of common shares (Note 15)	(543)	(100)	—
Other	(25)	(22)	(20)
Net cash from financing activities	**(2,491)**	**(1,330)**	**(1,358)**
Net change in cash, cash equivalents and restricted cash	**$ (418)**	**$ 1,504**	**$ 356**
Cash, cash equivalents and restricted cash at beginning of year	$ 1,999	$ 495	$ 139
Cash, cash equivalents and restricted cash at end of year	$ 1,581	$ 1,999	$ 495
Cash paid (received) during the year for:			
Interest, net of amounts capitalized of $6 in 2022, $4 in 2021 and $4 in 2020	$ 283	$ 315	$ 365
Income taxes, net of refunds	$ 566	$ 609	$ 176

See accompanying *Notes to Consolidated Financial Statements*.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2022

DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER-SHARE FIGURES						
		2022		2021		2020
Common shares:						
Balance at beginning of year	$	934	$	934	$	932
Issued for exercise of stock options and vested units		2		3		2
Repurchases of common shares (Note 15)		(20)		(3)		—
Balance at end of year		**916**		**934**		**934**
Other capital:						
Balance at beginning of year		8,181		8,208		8,152
Issued for exercise of stock options		15		49		31
Repurchases of common shares (Note 15)		(530)		(97)		—
Share-based compensation		33		30		30
Other transactions, net		(8)		(9)		(5)
Balance at end of year		**7,691**		**8,181**		**8,208**
Retained earnings (accumulated deficit):						
Balance at beginning of year		2,131		411		(3)
Net earnings		1,880		2,607		797
Dividends on common shares		(1,622)		(887)		(383)
Balance at end of year		**2,389**		**2,131**		**411**
Accumulated other comprehensive loss:						
Balance at beginning of year		(479)		(822)		(904)
Other comprehensive income		232		343		82
Balance at end of year		**(247)**		**(479)**		**(822)**
Total equity:						
Balance at end of year	$	**10,749**	$	**10,767**	$	**8,731**
Dividends paid per common share	$	**2.17**	$	**1.18**	$	**0.51**

See accompanying *Notes to Consolidated Financial Statements*.

INDEX FOR NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies describe:

- our election to be taxed as a real estate investment trust,
- how we report our results,
- changes in how we report our results and
- how we account for certain key items.

OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST (REIT)

Our company is a REIT and REIT income can be distributed to shareholders without first paying corporate level tax, substantially eliminating the double taxation on income. We expect to derive most of our REIT income from investments in timberlands, including the sale of standing timber through pay-as-cut sales contracts and lump sum timber deeds. We continue to be required to pay federal corporate income taxes on earnings of our Taxable REIT Subsidiaries (TRSs), which include our Wood Products segment and portions of our Timberlands and Real Estate, Energy and Natural Resources (Real Estate & ENR) segments.

HOW WE REPORT OUR RESULTS

Our report includes:

- consolidated financial statements,
- our business segments,
- estimates,
- fair value measurements and
- foreign currency translation.

Consolidated Financial Statements

Our consolidated financial statements provide an overall view of our results and financial condition. They include our accounts and the accounts of entities that we control, including:

- majority-owned domestic and foreign subsidiaries and
- variable interest entities in which we are the primary beneficiary.

They do not include our intercompany transactions and accounts, which are eliminated.

Throughout these *Notes to Consolidated Financial Statements*, unless specified otherwise, references to "Weyerhaeuser," "the company," "we" and "our" refer to the consolidated company.

Our Business Segments

Reportable business segments are determined based on the company's "management approach," as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, *Segment Reporting*. The management approach is based on the way the chief operating decision maker organizes the segments within a company for making decisions about resources to be allocated and assessing their performance.

We are principally engaged in:

- growing and harvesting timber;
- maximizing the value of our acreage through the sale of higher and better use (HBU) properties and monetizing the value of surface and subsurface assets through leases and royalties and
- manufacturing, distributing and selling products made from trees.

Our business segments are organized based primarily on products and services.

SEGMENT	PRODUCTS AND SERVICES
Timberlands	Logs, timber, recreational leases and other products.
Real Estate & ENR	Real Estate (sales of timberlands) and ENR (rights to explore for and extract hard minerals, construction materials, natural gas production, wind and solar).
Wood Products	Structural lumber, oriented strand board, engineered wood products and building materials distribution.

We also transfer raw materials, semi-finished materials and end products among our business segments. Because of this intracompany activity, accounting for our business segments involves pricing products transferred between our business segments at current market values.

Unallocated items are gains or charges not related to, or allocated to, an individual operating segment. They include all or a portion of items such as share-based compensation, pension and post-employment costs, elimination of intersegment profit in inventory and LIFO, foreign exchange transaction gains and losses, interest income and other as well as legacy obligations such as environmental remediation and workers compensation.

Estimates

We prepare our financial statements according to U.S. generally accepted accounting principles (U.S. GAAP). This requires us to make estimates and assumptions during our reporting periods and at the date of our financial statements. The estimates and assumptions affect our:

- reported amounts of assets, liabilities and equity;

- disclosure of contingent assets and liabilities and
- reported amounts of revenues and expenses.

While we do our best in preparing these estimates, actual results can and do differ from those estimates and assumptions.

Fair Value Measurements

We use a fair value hierarchy in accounting for certain nonfinancial assets and liabilities including:

- long-lived assets (asset groups) measured at fair value for an impairment assessment;
- pension plan assets measured at fair value and
- asset retirement obligations initially measured at fair value.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon its own market assumptions.

The fair value hierarchy consists of the following three levels:

- Level 1: Inputs are unadjusted quoted prices for identical assets or liabilities traded in an active market.
- Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.
- Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Foreign Currency Translation

We translate foreign currencies into U.S. dollars in two ways:

- assets and liabilities — at the exchange rates in effect as of our balance sheet date and
- revenues and expenses — at average monthly exchange rates throughout the year.

CHANGES IN HOW WE REPORT OUR RESULTS

Changes in how we report our results come from:

- reclassification of certain balances and results from prior years to make them consistent with our current reporting and
- accounting changes made upon our adoption of new accounting guidance.

Reclassifications

We have reclassified certain balances and results from prior years to be consistent with our 2022 reporting. This makes balances comparable from year to year. Our reclassifications had no effect on consolidated net earnings or equity.

HOW WE ACCOUNT FOR CERTAIN KEY ITEMS

This section provides information about how we account for certain key items related to:

- capital investments,
- financing our business and
- our operations.

ITEMS RELATED TO CAPITAL INVESTMENTS

Key items related to accounting for capital investments pertain to property and equipment, timber and timberlands and impairment of long-lived assets.

Property and Equipment

We maintain property accounts on an individual asset basis and account for them as follows:

- Improvements to and replacements of major units of property are capitalized.
- Maintenance, repairs and minor replacements are expensed.
- Depreciation is calculated using a straight-line method at rates based on estimated service lives.
- Costs associated with logging roads that we intend to utilize for a period longer than one year are capitalized. These roads are then amortized over an estimated service life.
- Cost and accumulated depreciation of property sold or retired are removed from the accounts and the gain or loss is included in earnings.

Timber and Timberlands

We carry timber and timberlands at cost less depletion. Depletion refers to the carrying value of timber that is harvested or sold.

Key activities affecting how we account for timber and timberlands include:

- reforestation,
- depletion and
- forest management in Canada.

Reforestation. Generally, we capitalize initial site preparation and planting costs as reforestation and then expense costs after the first planting as they are incurred or over the period of expected benefit. These expensed costs include:

- fertilization,
- vegetation and insect control,
- pruning and precommercial thinning and
- property taxes.

Accounting practices for these costs do not change when timber becomes merchantable and harvesting starts.

Timber Depletion. To determine depletion rates, we divide the net carrying value of timber by the related volume of timber estimated to be available over the growth cycle. To determine the growth cycle volume of timber, we consider:

- regulatory and environmental constraints,
- our management strategies,
- inventory data improvements,
- growth rate revisions and recalibrations and
- known dispositions and inoperable acres.

In addition, the duration of the harvest cycle varies by geographic region and species of timber.

Depletion rate calculations do not include estimates for:

- future silviculture or sustainable forest management costs associated with existing stands;
- future reforestation costs associated with a stand's final harvest and
- future volume in connection with the replanting of a stand subsequent to its final harvest.

We include the cost of timber harvested in the carrying values of raw materials and product inventories. As these inventories are sold to third parties, we include them in costs of sales.

Forest Management in Canada. We manage timberlands under long-term licenses in various Canadian provinces that are:

- granted by the provincial governments;
- granted for initial periods of 15 to 25 years and
- renewable provided we meet reforestation, operating and management guidelines.

Calculation of the fees we pay on the timber we harvest:

- varies from province to province,
- is tied to product market pricing and
- depends upon the allocation of land management responsibilities in the license.

Impairment of Long-Lived Assets

We review the carrying value of long-lived assets whenever an event or a change in circumstance indicates that the carrying value of the asset or asset group may not be recoverable through future operations. The carrying value is the original cost, less accumulated depreciation and any past impairments recorded. Impaired assets held for use are written down to fair value, while impaired assets held for sale are written down to fair value less cost to sell. We determine fair value based on:

- appraisals,
- market pricing of comparable assets,
- discounted value of estimated future cash flows from the asset,
- replacement values of comparable assets and
- agreed upon sale price or offer price.

ITEMS RELATED TO FINANCING OUR BUSINESS

Key items related to financing our business include financial instruments, cash equivalents and concentration of risk.

Financial Instruments

We estimate the fair value of financial instruments where appropriate. The assumptions we use — including the discount rate and estimates of cash flows — can significantly affect the fair value. These values are estimates and may not match the amounts we would realize upon sale or settlement of our financial positions.

Cash Equivalents

Cash equivalents are investments with maturities of 90 days or less at the date of purchase. We state cash equivalents at cost, which approximates market.

Concentration of Risk

We disclose customers that represent a concentration of risk. As of December 31, 2022, and December 31, 2021, no customer accounted for 10 percent or more of our net sales.

ITEMS RELATED TO OPERATIONS

Key items related to operations include revenue recognition, inventories, shipping and handling costs, income taxes, pension and other post-employment benefit plans and environmental remediation.

Revenue Recognition

Refer to *Note 3: Revenue Recognition* for details on how we account for revenue.

Inventories

We state inventories at the lower of cost or net realizable value. Cost includes labor, materials and production overhead. LIFO applies to major inventory products held at our U.S. domestic locations. We began to use the LIFO method for domestic products in the 1940s as required to conform with the tax method elected. Subsequent acquisitions of entities added new products under the moving average cost or FIFO — the first-in, first-out — methods and those products continue to be recognized under those methods. The moving average cost or FIFO method applies to the balance of our domestic raw material and product inventories, all material and supply inventories and all foreign inventories.

Shipping and Handling Costs

We classify shipping and handling costs in "Costs of sales" in our *Consolidated Statement of Operations*.

Income Taxes

We account for income taxes under the asset and liability method. Unrecognized tax benefits represent potential future funding obligations to taxing authorities if uncertain tax positions we have taken on previously filed tax returns are not sustained. Accrued interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense.

We recognize deferred tax assets and liabilities to reflect:

- future tax consequences due to differences between the carrying amounts for financial reporting purposes and the tax bases of certain items and
- net operating loss and tax credit carryforwards.

To measure deferred tax assets and liabilities, we:

- determine when the differences between carrying amounts and tax bases of affected items are expected to be recovered or resolved and
- use enacted tax rates expected to apply to taxable income in those years.

Pension and Other Post-Employment Benefit Plans

We recognize the overfunded or underfunded status of our defined benefit pension and other post-employment plans on our *Consolidated Balance Sheet* and recognize changes in the funded status through comprehensive income (loss) in the year in which the changes occur.

Actuarial valuations determine the amount of the pension and other post-employment benefit obligations and the net periodic benefit cost we recognize. The net periodic benefit cost includes:

- cost of benefits provided in exchange for employees' services rendered during the year;
- interest cost of the obligations;
- expected long-term return on plan assets;
- gains or losses on plan settlements and curtailments;
- amortization of prior service costs and plan amendments over the average remaining service period of the active employee group covered by the plans or the average remaining life expectancy in situations where the participants affected by the plan amendment are inactive and

- amortization of cumulative unrecognized net actuarial gains and losses — generally in excess of 10 percent of the greater of the benefit obligation or the combination of market-related and fair value of plan assets at the beginning of the year — over the average remaining service period of the active employee group covered by the plans or the average remaining life expectancy in situations where the plan participants are inactive.

Pension plans. We have defined benefit pension plans covering approximately half of our employees. Determination of benefits differs for salaried, hourly and union employees as follows:

- Salaried employee benefits are based on each employee's highest monthly earnings for five consecutive years during the final 10 years before retirement.
- Hourly and union employee benefits generally are stated amounts for each year of service.
- Union employee benefits are set through collective-bargaining agreements.

We contribute to our U.S. and Canadian pension plans according to established funding standards. The funding standards for the plans are:

- U.S. pension plans — according to the Employee Retirement Income Security Act of 1974 and
- Canadian pension plans — according to the applicable provincial pension act and the Income Tax Act.

Post-employment benefits other than pensions. We provide certain post-employment healthcare and life insurance benefits for some retired employees. In some cases, we pay a portion of the cost of the benefit. *Note 9: Pension and Other Post-Employment Benefit Plans* provides additional information about our post-employment benefit plans.

Estimates for pension and other post-employment benefit plans. Estimates we use in accounting for our pension and other post-employment benefit plans include the:

- fair value of our plan assets;
- expected long-term rate of return on plan assets and
- discount rates.

At the end of every year, we review our estimates with external advisers and make adjustments as appropriate. We use these estimates to calculate plan asset and liability information as of year-end as well as pension and post-employment expense for the following year. Actual experience that differs from our estimates and subsequent changes in our estimates could have a significant effect on our financial position, results of operations and cash flows.

Fair value of plan assets. Plan assets are assets of the pension plan trusts that fund the benefits provided under the pension plans. The fair value of our plan assets estimates the amount that would be received if we were to sell each asset in an orderly transaction between market participants at the reporting date. We estimate the fair value of these assets based on the information available during the year-end reporting process.

Refer to *Note 9: Pension and Other Post-Employment Benefit Plans* for information about the assets held within our pension plans and their related valuation methods.

Expected long-term rate of return on plan assets. Our expected long-term rate of return is our estimate of the return that our plan assets will earn over time. This rate is used in determining the net periodic benefit or cost we recognize for our plans.

Factors we consider in determining our expected long-term rate of return include:

- historical returns for a portfolio of assets similar to our expected allocation and
- expected future performance of similar asset classes.

The actual return on plan assets in any given year may vary from our expected long-term rate of return. Actual returns on plan assets affect the funded status of the plans. Differences between actual returns on plan assets and the expected long-term rate of return are reflected as adjustments to accumulated other comprehensive loss, a component of total equity.

Discount rates. Discount rates are used to estimate the net present value of our plan obligations. The discount rates are determined at the measurement date by matching current spot rates of high-quality corporate bonds with maturities similar to the timing of expected cash outflows for benefits.

Environmental Remediation

We accrue losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when the recovery is deemed probable and does not exceed the amount of losses previously recorded.

NOTE 2: BUSINESS SEGMENTS

Our business segments and how we account for those segments are discussed in *Note 1: Summary of Significant Accounting Policies*. This note provides key financial data by business segment.

KEY FINANCIAL DATA BY BUSINESS SEGMENT

Sales and Net Contribution (Charge) to Earnings

DOLLAR AMOUNTS IN MILLIONS					
	TIMBERLANDS	REAL ESTATE & ENR	WOOD PRODUCTS	UNALLOCATED ITEMS AND INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Sales to unaffiliated customers					
2022	$ 1,858	$ 368	$ 7,958	$ —	$ 10,184
2021	$ 1,636	$ 344	$ 8,221	$ —	$ 10,201
2020	$ 1,466	$ 276	$ 5,790	$ —	$ 7,532
Intersegment sales					
2022	$ 561	$ —	$ —	$ (561)	$ —
2021	$ 535	$ —	$ —	$ (535)	$ —
2020	$ 471	$ —	$ —	$ (471)	$ —
Net contribution (charge) to earnings					
2022	$ 528	$ 218	$ 2,536	$ (431)	$ 2,851
2021	$ 464	$ 210	$ 3,211	$ (256)	$ 3,629
2020	$ 455	$ 86	$ 1,340	$ (456)	$ 1,425

Management evaluates segment performance based on the net contribution (charge) to earnings of the respective segments. An analysis and reconciliation of our business segment information to the consolidated financial statements are included below:

Reconciliation of Net Contribution to Earnings to Net Earnings

DOLLAR AMOUNTS IN MILLIONS	2022	2021	2020
Net contribution to earnings	$ 2,851	$ 3,629	$ 1,425
Interest expense, net of capitalized interest	(270)	(313)	(351)
Loss on debt extinguishment (Note 12)	(276)	—	(92)
Income before income taxes	**2,305**	**3,316**	**982**
Income taxes	(425)	(709)	(185)
Net earnings	**$ 1,880**	**$ 2,607**	**$ 797**

Additional Financial Information

DOLLAR AMOUNTS IN MILLIONS	TIMBERLANDS	REAL ESTATE & ENR	WOOD PRODUCTS	UNALLOCATED ITEMS	CONSOLIDATED
Depreciation, depletion and amortization					
2022	$ 256	$ 17	$ 201	$ 6	$ 480
2021	$ 261	$ 15	$ 196	$ 5	$ 477
2020	$ 257	$ 14	$ 195	$ 6	$ 472
Capital expenditures					
2022	$ 113	$ —	$ 347	$ 8	$ 468
2021	$ 114	$ —	$ 320	$ 7	$ 441
2020	$ 104	$ —	$ 176	$ 1	$ 281

Total Assets

DOLLAR AMOUNTS IN MILLIONS	TIMBERLANDS AND REAL ESTATE & ENR	WOOD PRODUCTS	UNALLOCATED ITEMS	CONSOLIDATED
Total assets[1]				
2022	$ 12,682	$ 2,933	$ 1,725	$ 17,340
2021	$ 12,737	$ 2,891	$ 2,024	$ 17,652

(1) Assets attributable to the Real Estate & ENR business segment are combined with total assets for the Timberlands segment as we do not produce separate balance sheets internally.

NOTE 3: REVENUE RECOGNITION

A majority of our revenue is derived from sales of delivered logs and manufactured wood products. We account for revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers*.

PERFORMANCE OBLIGATIONS

A performance obligation, as defined in ASC Topic 606, is a promise in a contract to transfer a distinct good or service to a customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue at the point in time, or over the period, in which the performance obligation is satisfied.

Performance obligations associated with delivered log sales are typically satisfied when the logs are delivered to our customers' mills or delivered to an ocean vessel in the case of export sales. Performance obligations associated with the sale of wood products are typically satisfied when the products are shipped. We have elected, as an accounting policy, to treat shipping and handling that is performed after a customer obtains control of the product as an activity required to fulfill the promise to transfer the good; therefore we will not evaluate this requirement as a separate performance obligation.

Customers are generally invoiced shortly after logs are delivered or after wood products are shipped, with payment generally due within a month or less of the invoice date. ASC Topic 606 requires entities to consider significant financing components of contracts with customers, though allows for the use of a practical expedient when the period between satisfaction of a performance obligation and payment receipt is one year or less. Given the nature of our revenue transactions, we have elected to utilize this practical expedient.

Performance obligations associated with real estate sales are generally met when placed into escrow and all conditions of closing have been satisfied.

CONTRACT ESTIMATES

Substantially all of our performance obligations are satisfied as of a point in time. Therefore, there is little judgment in determining when control transfers for our business segments as described above.

The transaction price for log sales generally equals the amount billed to our customer for logs delivered during the accounting period. For the limited number of log sales subject to a long-term supply agreement, the transaction price is variable but is known at the time of billing. For wood products sales, the transaction price is generally the amount billed to the customer for the products shipped but may be reduced slightly for estimated cash discounts and rebates.

There are no significant contract estimates related to the real estate business.

CONTRACT BALANCES

In general, customers are billed and a receivable is recorded as we ship and/or deliver wood products and logs. We generally receive payment shortly after products have been received by our customers. Contract asset and liability balances are immaterial.

For real estate sales, the company receives the entire consideration in cash at closing.

MAJOR PRODUCTS

A Reconciliation of Revenue Recognized by our Major Products:

DOLLAR AMOUNTS IN MILLIONS	2022	2021	2020
Net sales to unaffiliated customers:			
Timberlands segment			
Delivered logs:			
West			
Domestic sales	$ 414	$ 308	$ 329
Export grade sales	590	561	391
Subtotal West	**1,004**	**869**	**720**
South	645	589	573
North	56	52	52
Subtotal delivered logs sales	**1,705**	**1,510**	**1,345**
Stumpage and pay-as-cut timber	46	31	19
Recreational and other lease revenue	68	65	63
Other[1]	39	30	39
Net sales attributable to Timberlands segment	**1,858**	**1,636**	**1,466**
Real Estate & ENR segment			
Real estate	235	246	202
Energy and natural resources	133	98	74
Net sales attributable to Real Estate & ENR segment	**368**	**344**	**276**
Wood Products segment			
Structural lumber	3,374	3,721	2,602
Oriented strand board	1,578	1,840	1,013
Engineered solid section	862	679	505
Engineered I-joists	573	447	316
Softwood plywood	193	210	171
Medium density fiberboard	192	186	171
Complementary building products	840	790	676
Other[2]	346	348	336
Net sales attributable to Wood Products segment	**7,958**	**8,221**	**5,790**
Total	**$ 10,184**	**$ 10,201**	**$ 7,532**

(1) Other Timberlands sales includes sales of seeds and seedlings from our nursery operations as well as wood chips.
(2) Other Wood Products sales include wood chips, other byproducts and third-party residual log sales from our Canadian Forestlands operations.

NOTE 4: TIMBERLAND ACQUISITIONS AND DIVESTITURES

CAROLINAS ACQUISITION

On April 14, 2022, we announced an agreement to purchase 81 thousand acres of North and South Carolina timberlands for approximately $265 million. We completed the purchase on May 18, 2022 and recorded $263 million of timberland assets in "Timber and timberlands at cost, less depletion" and $2 million of related assets in "Property and equipment, net" on our *Consolidated Balance Sheet*.

WASHINGTON DIVESTITURE

On April 30, 2021, we announced an agreement to sell 145 thousand acres of timberlands in the North Cascades region of Washington. On July 7, 2021, we completed the sale for $261 million in cash proceeds, which is net of purchase price adjustments and closing costs. This transaction was structured as a like-kind exchange along with the Alabama acquisition discussed below. As a result of the sale, a gain of $32 million was recorded in the Timberlands segment in our *Consolidated Statement of Operations*. This divestiture was not considered a strategic shift that had, or will have, a major effect on our operations or financial results and therefore did not meet the requirements for presentation as discontinued operations.

ALABAMA ACQUISITION

On February 25, 2021, we announced an agreement to purchase 69 thousand acres of southwest Alabama timberlands for approximately $149 million. We completed the purchase on April 27, 2021 and recorded $148 million of timberland assets in "Timber and timberlands at cost, less depletion" and $1 million of related assets in "Property and equipment, net" on our *Consolidated Balance Sheet*. As discussed above, this transaction was structured as a like-kind exchange.

OREGON ACQUISITION AND DIVESTITURE

On September 1, 2020, we announced an agreement to sell 149 thousand acres of southern Oregon timberlands and a separate agreement to purchase 85 thousand acres of mid-coastal Oregon timberlands. These transactions were structured as a like-kind exchange.

On November 17, 2020, we completed the sale of southern Oregon timberlands for $381 million in cash proceeds, which is net of purchase price adjustments and closing costs. As a result of the sale, we recorded a $182 million gain in the Timberlands segment in our *Consolidated Statement of*

Operations. This sale was not considered a strategic shift that had, or will have, a major effect on our operations or financial results and therefore did not meet the requirements for presentation as discontinued operations.

On November 19, 2020, we completed the purchase of mid-coastal Oregon timberlands for $425 million, which is net of purchase price adjustments. As a result of the purchase, we recorded $421 million of timberland assets in "Timber and timberlands at cost, less depletion" and $4 million of related assets in "Property and equipment, net" on our *Consolidated Balance Sheet*.

MONTANA DIVESTITURE

On December 17, 2019, we announced an agreement to sell 630 thousand acres of Montana timberlands. On March 26, 2020, we completed the sale for $145 million in cash proceeds, which is net of purchase price adjustments and closing costs. The Montana divestiture was not considered a strategic shift that had, or will have, a major effect on our operations or financial results and therefore did not meet the requirements for presentation as discontinued operations.

NOTE 5: NET EARNINGS PER SHARE

Our basic and diluted earnings per share for the last three years were:

- $2.53 in 2022,
- $3.48 and $3.47, respectively, in 2021 and
- $1.07 in 2020.

HOW WE CALCULATE BASIC AND DILUTED NET EARNINGS PER SHARE

Basic earnings per share is net earnings available to common shareholders divided by the weighted average number of our outstanding common shares, including stock equivalent units where there is no circumstance under which those shares would not be issued.

Diluted earnings per share is net earnings available to common shareholders divided by the sum of the:

- weighted average number of our outstanding common shares and
- the effect of our outstanding dilutive potential common shares.

Dilutive potential common shares may include:

- outstanding stock options,
- restricted stock units and
- performance share units.

Calculation of Weighted Average Number of Outstanding Common Shares – Dilutive

SHARES IN THOUSANDS			
	2022	2021	2020
Weighted average number of outstanding shares — basic	741,904	749,496	746,931
Dilutive potential common shares:			
Stock options	253	336	313
Restricted stock units	423	764	403
Performance share units	373	387	252
Total effect of outstanding dilutive potential common shares	1,049	1,487	968
Weighted average number of outstanding common shares — dilutive	742,953	750,983	747,899

We use the treasury stock method to calculate the dilutive effect of our outstanding stock options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified performance or market conditions are included in our diluted earnings per share calculation in the period in which the conditions are satisfied.

SHARES EXCLUDED FROM DILUTIVE EFFECT

The following shares were not included in the computation of diluted earnings per share because they were either antidilutive or the required performance or market conditions were not met. Some or all of these shares may be dilutive potential common shares in future periods.

Potential Shares Not Included in the Computation of Diluted Earnings per Share

SHARES IN THOUSANDS			
	2022	2021	2020
Stock options	610	—	2,107
Performance share units	623	729	781

NOTE 6: INVENTORIES

Inventories include raw materials, work-in-process and finished goods as well as materials and supplies, as shown below:

DOLLAR AMOUNTS IN MILLIONS		
	DECEMBER 31, 2022	DECEMBER 31, 2021
LIFO inventories:		
Logs	$ 32	$ 26
Lumber, plywood, panels and fiberboard	61	61
Other products	9	17
Moving average cost or FIFO inventories:		
Logs	56	65
Lumber, plywood, panels, fiberboard and engineered wood products	122	106
Other products	140	131
Materials and supplies	130	114
Total	$ 550	$ 520

If we used FIFO for all LIFO inventories, our stated inventories would have been higher by $129 million as of December 31, 2022 and $103 million as of December 31, 2021.

HOW WE ACCOUNT FOR OUR INVENTORIES

The "Inventories" section of *Note 1: Summary of Significant Accounting Policies* provides details about how we account for our inventories.

NOTE 7: PROPERTY AND EQUIPMENT, NET

Property and equipment includes land, buildings and improvements, machinery and equipment, roads and other items.

Carrying Value of Property and Equipment and Estimated Service Lives

DOLLAR AMOUNTS IN MILLIONS			
	RANGE OF LIVES	DECEMBER 31, 2022	DECEMBER 31, 2021
Property and equipment, at cost:			
Land	N/A	$ 83	$ 83
Buildings and improvements	15-40	1,166	1,104
Machinery and equipment	5-25	3,791	3,640
Roads	10-35	743	724
Other	3-10	98	98
Total cost		**5,881**	**5,649**
Accumulated depreciation and amortization		(3,710)	(3,592)
Property and equipment, net		$ 2,171	$ 2,057

SERVICE LIVES AND DEPRECIATION

In general, additions are classified into components, each with its own estimated useful life as determined at the time of purchase.

Depreciation and amortization expense for property and equipment was:

- $249 million in 2022,
- $241 million in 2021 and
- $243 million in 2020.

NOTE 8: RELATED PARTIES

This note provides details about our transactions with related parties. For the years presented, our material related parties have consisted of variable interest entities.

From 2002 through 2004, we sold certain nonstrategic timberlands. As a result of these sales, buyer-sponsored and monetization variable interest entities, or special purpose entities (SPEs), were formed. We were the primary beneficiary and consolidated the assets and liabilities of the SPEs involved in these transactions.

The assets of the buyer-sponsored SPEs were financial investments which consisted of bank guarantees. These bank guarantees were in turn backed by bank notes, which were the liabilities of the monetization SPEs. Interest earned from the financial investments within the buyer-sponsored SPEs was used to pay interest accrued on the corresponding monetization SPE's note.

We had an equity interest in the monetization SPEs, but no ownership interest in the buyer-sponsored SPEs. The following disclosures refer to assets of buyer-sponsored SPEs and liabilities of monetization SPEs. However, because these SPEs were distinct legal entities:

- Assets of the SPEs were not available to satisfy our liabilities or obligations.
- Liabilities of the SPEs were not our liabilities or obligations.

During first quarter 2020, we received $362 million in proceeds from our final buyer-sponsored SPE at maturity. The weighted average interest rate on our buyer-sponsored SPE was 5.5 percent during 2020.

NOTE 9: PENSION AND OTHER POST-EMPLOYMENT BENEFIT PLANS

This note provides details about defined benefit and defined contribution plans we sponsor for our employees. The "Pension and Other Post-Employment Benefit Plans" section of *Note 1: Summary of Significant Accounting Policies* provides information about how we account for pension and other post-employment plans and benefits.

DEFINED BENEFIT PLANS WE SPONSOR

OVERVIEW OF PLANS

The defined benefit pension plans we sponsor in the U.S. and Canada differ according to each country's requirements. In the U.S., we have plans that qualify under the Internal Revenue Code (qualified plans), as well as plans for select employees that provide additional benefits not qualified under the Internal Revenue Code (nonqualified plans). In Canada, we have plans that are registered under the Income Tax Act and applicable provincial pension acts (registered plans), as well as nonregistered plans for select employees that provide additional benefits that may not be registered under the Income Tax Act or provincial pension acts (nonregistered plans). We also sponsor other post-employment benefit (OPEB) plans in the U.S. and Canada, including retiree medical and life insurance plans.

We sponsor various defined contribution plans for our U.S. and Canadian salaried and hourly employees. Our contributions to these plans were $31 million, $27 million and $27 million in 2022, 2021 and 2020, respectively.

Actions to Reduce Pension Plan Obligations

As part of our continued efforts to reduce pension plan obligations, we transferred approximately $420 million of Canadian registered assets and liabilities and approximately $790 million of U.S. qualified pension plan assets and liabilities to insurance companies through the purchase of group annuity contracts in December 2022 (2022 Retiree Annuity Purchase) and December 2020 (2020 Retiree Annuity Purchase), respectively. In connection with these transactions, we recorded noncash pretax settlement charges of $205 million and $253 million during 2022 and 2020, respectively. These settlement charges accelerated the recognition of previously unrecognized losses in "Accumulated Other Comprehensive Loss," that would have been recognized in subsequent periods. Given the timing of the 2022 and 2020 Retiree Annuity Purchases, the plan remeasurements triggered as a result of the transactions were conducted as part of our annual valuation process.

FUNDED STATUS OF PLANS

The funded status of the plans we sponsor is determined by comparing the projected benefit obligation with the fair value of plan assets at the end of the year. The following table demonstrates how our plans' funded status is reflected on our *Consolidated Balance Sheet*.

DOLLAR AMOUNTS IN MILLIONS	PENSION		OPEB	
	2022	2021	2022	2021
Projected benefit obligation at beginning of year	$ 3,708	$ 3,971	$ 131	$ 149
Service cost	36	42	—	—
Interest cost	106	98	3	3
Actuarial gains[1]	(933)	(206)	(26)	(9)
Plan participants' contributions	—	—	2	2
Benefits paid, including lump sum and annuity transfers	(598)	(199)	(13)	(13)
Foreign currency translation and other	(41)	2	(2)	(1)
Projected benefit obligation at end of year	**$ 2,278**	**$ 3,708**	**$ 95**	**$ 131**
Fair value of plan assets at beginning of year (estimated)	$ 3,418	$ 3,230	$ 13	$ 15
Actual return on plan assets[2]	(740)	336	—	—
Employer contributions and benefit payments	17	50	7	9
Plan participants' contributions	—	—	2	2
Benefits paid, including lump sum and annuity transfers	(598)	(199)	(13)	(13)
Other, including foreign currency translation	(44)	1	(1)	—
Fair value of plan assets at end of year (estimated)	**$ 2,053**	**$ 3,418**	**$ 8**	**$ 13**
Presentation on our Consolidated Balance Sheet:[3]				
Noncurrent assets	$ 53	$ 52	$ —	$ —
Current liabilities	(14)	(16)	(7)	(7)
Noncurrent liabilities	(264)	(326)	(80)	(111)
Funded status[4]	**$ (225)**	**$ (290)**	**$ (87)**	**$ (118)**
Accumulated benefit obligation at end of year	**$ 2,218**	**$ 3,601**	**N/A**	**N/A**
Actuarial Assumptions Used in Estimating Our Pension and OPEB Benefit Obligations:				
Discount rate[5]	5.30 – 5.40%	2.90 – 3.10%	5.30 – 5.40%	2.60 – 3.00%
Rate of compensation increase[6]	1.00 – 13.00%	2.00 – 13.00%	N/A	N/A
Lump sum or installment distributions election[7]	70.00%	60.00%	N/A	N/A
Healthcare cost trend rate:				
Assumed for next year[8]	N/A	N/A	4.50 – 5.70%	4.50 – 6.20%
Ultimate[8]	N/A	N/A	4.00 – 4.50%	4.00 – 4.50%
Year when rate will reach ultimate[8]	N/A	N/A	2037 – 2040	2037 – 2040

(1) Actuarial gains are primarily due to year over year changes in discount rates.
(2) Includes adjustments for final fair value of plan assets.
(3) Assets and liabilities on our *Consolidated Balance Sheet* are different from the cumulative income or expense that we have recorded associated with the plans. The differences are actuarial gains and losses and prior service costs and credits that are deferred and amortized into periodic benefit costs in future periods. Unamortized amounts are recorded in "Accumulated Other Comprehensive Loss", which is a component of total equity on our *Consolidated Balance Sheet*. The "Accumulated Other Comprehensive Loss" section of *Note 15: Shareholders' Interest* details changes in these amounts by component.
(4) For pension plans with a projected benefit obligation exceeding plan assets, the projected benefit obligation and fair value of plan assets were $2.1 billion and $1.8 billion at December 31, 2022, respectively, and $2.9 billion and $2.5 billion at December 31, 2021, respectively. For pension plans with an accumulated benefit obligation exceeding plan assets, the accumulated benefit obligation and fair value of plan assets were $2.0 billion and $1.8 billion at December 31, 2022, respectively, and $2.8 billion and $2.5 billion at December 31, 2021, respectively.
(5) For the U.S. defined benefit plans, the discount rate assumption was 5.4% and 2.9% for 2022 and 2021, respectively. For the Canadian defined benefit plans, the discount rate assumption was 5.3% and 3.1% for 2022 and 2021, respectively. For U.S. OPEB plans, the discount rate assumption was 5.4% and 2.6% for 2022 and 2021, respectively. For Canadian OPEB plans, the discount rate assumption was 5.3% and 3.0% for 2022 and 2021, respectively. For lump sum distributions (for U.S. qualified salaried and nonqualified plans only), the discount rate assumption was based on the PPA Phased Table: Interest and mortality assumptions as mandated by the Pension Protection Act of 2006.
(6) For the U.S. defined benefit plans, the rate of compensation increase assumption for both 2022 and 2021 was between 2.00%—13.00% for salaried participants and was decreasing with participant age. For the Canadian defined benefit plans, the rate of compensation increase assumption for 2022 was 1.00%—2.75% and 2.00%—2.75% for salaried and hourly participants, respectively, and the rate of compensation increase assumption for 2021 was 3.25% and 3.00% for salaried and hourly participants, respectively.
(7) U.S. qualified salaried and nonqualified plans only.
(8) For U.S. OPEB plans, the healthcare cost trend rate assumption for the next year for Pre-Medicare was 5.70% and 6.20% for 2022 and 2021, respectively. The healthcare cost trend rate assumption for Health Reimbursement Account (HRA) was 4.50% for both 2022 and 2021. The ultimate healthcare cost trend rate was 4.50% and the assumption for the year the ultimate healthcare cost trend rate is reached was 2037 in both 2022 and 2021. For Canadian OPEB plans, the healthcare cost trend rate was 5.20% for 2022 and 5.30% for 2021. The ultimate healthcare cost trend rate was 4.00% and the assumption for the year the ultimate healthcare cost trend rate is reached was 2040 for both 2022 and 2021.

PENSION ASSETS

Our Investment Policies and Strategies

Our investment policies and strategies guide and direct how the funds are managed for the benefit plans we sponsor. These funds include our:

- U.S. Pension Trust — funds our U.S. qualified pension plans;
- Canadian Pension Trust — funds our Canadian registered pension plans and
- Retirement Compensation Arrangements — fund a portion of our Canadian nonregistered pension plans.

U.S. and Canadian Pension Trusts

In 2018, we began to shift pension plan assets to an allocation that more closely aligns with our pension plan liability profile. Our former investment strategy included investments primarily in hedge funds and private equity funds. These asset classes are now in redemption and run-off mode. However, given the long-term nature of these investments, they will continue to comprise a portion of the plan assets for several years. We expect all investments in redemption to be redeemed at amounts materially consistent with their net asset values (NAV). As these investments are redeemed or liquidated, cash proceeds available for investment will be invested in accordance with our revised investment strategy.

The revised investment strategy targets a percentage allocation to growth assets and a percentage allocation to liability hedging assets based on each plan's funded status. We expect to increase the allocation to liability hedging assets over time as the funded status of the pension plan improves. Growth assets include investments in global equities, hedge funds (which are in redemption) and private equity assets (which are in run-off mode). Liability hedging assets include corporate credit and government issued fixed income securities as well as treasury futures selected to align with the plan liabilities.

In December 2021, we entered into an agreement to sell certain private equity and hedge fund investments to a third party for $189 million (2021 Secondary Sale) in accordance with our investment strategy. A majority of the assets were transferred to the buyer by year-end 2021. The balance of the assets included in the sale were held at the purchase price as of year-end 2021 and subsequently transferred in 2022 in accordance with the agreement.

Assets within our U.S. and Canadian pension trusts were invested as follows:

	DECEMBER 31, 2022	DECEMBER 31, 2021
Cash and short-term investments[1]	3.6%	12.1%
Public equity investments[2]	0.9	—
Fixed income investments:[3]		
Corporate	42.7	40.5
Government	15.5	21.2
Repurchase agreements	(0.6)	(1.3)
Hedge funds and related investments[4][5]	4.2	3.6
Private equity and related investments[5][6]	34.5	24.9
Derivative instruments, net[7]	—	0.1
Accrued liabilities	(0.8)	(1.1)
Total	**100.0%**	**100.0%**

(1) Cash and short-term investments are valued at cost, which approximates market. The increased cash holding at year-end 2021 was a result of the 2021 Secondary Sale transaction timing. Refer to "U.S. and Canadian Pension Trusts" above for further information.
(2) Public equity investments are valued at exit prices quoted in active markets.
(3) Fixed income investments include publicly traded corporate and government issued debt. These bonds have varying maturities, credit quality and sector exposure and are selected to align with the duration of our plan liabilities. Additionally, our fixed income portfolio includes repurchase agreements, which represent short-term borrowings to hedge against interest rate risk. We have an obligation to return the cash related to these borrowings in accordance with the agreements, which are collateralized by our government bonds. Fixed income investments are valued at exit prices quoted in active or non-active markets or based on observable inputs.
(4) Hedge funds and related investments are privately-offered managed pools primarily structured as limited liability entities. General members or partners of these limited liability entities serve as portfolio managers and are thus responsible for the fund's underlying investment decisions. Underlying investments within these funds may include long and short public and private equities, corporate, mortgage and sovereign debt, options, swaps, forwards and other derivative positions. These funds have varying degrees of leverage, liquidity and redemption provisions.
(5) These investments are primarily valued based on the NAVs of the funds. These values represent the per-unit price at which new investors are permitted to invest and existing investors are permitted to exit. When NAVs as of the end of the year have not been received, we estimate fair value by adjusting the most recently reported NAVs for market events and cash flows between the interim date and the end of the year.
(6) Private equity and related investments include both investments in private equity and investments in mezzanine distressed, co-investments and other structures. Private equity funds generally participate in buyout and venture capital strategies through unlisted equity and debt instruments. These funds may also borrow at the underlying entity level. Mezzanine and distressed funds generally invest in the debt of public or private companies with additional participation through warrants or other equity options.
(7) Derivative instruments have historically been comprised of swaps, futures, forwards or options. Consistent with our shift in asset strategy, our positions in derivative instruments have been significantly reduced. At December 31, 2022, only a small amount of futures remain in our portfolio. Derivative instruments are valued based upon valuation statements received from each derivative's counterparty.

Retirement Compensation Arrangements

Retirement compensation arrangements fund a portion of our Canadian nonregistered pension plans. As required by Canadian tax rules, approximately 50 percent of these assets are invested into a non-interest bearing refundable tax account held by the Canada Revenue Agency. This portion of the portfolio does not earn returns. The remaining portion is invested in a portfolio of equities.

Managing Risk

Investments and contracts are subject to risks including market price, interest rate, credit, currency and liquidity risks. We mitigate these risks to our pension plan asset portfolios through investment in diversified portfolios, inclusion of fixed income investments that align with plan liabilities and investment in assets designed to address both currency and liquidity considerations. In addition, we and our investment advisers perform regular monitoring with ongoing qualitative assessments, quantitative assessments and investment and operational due diligence.

Valuation of Our Plan Assets

Pension assets are stated at fair value or NAV. Fair value is based on the amount that would be received to sell an asset or paid to settle a liability in an orderly transaction between market participants at the reporting date. We consider both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an asset or liability in an orderly transaction within the principal market for that asset or liability.

We value the pension plan assets based upon the observability of exit pricing inputs and classify pension plan assets based upon the lowest level input that is significant to the fair value measurement of the pension plan assets in their entirety. Refer to *Note 1: Summary of Significant Accounting Policies* for details on the fair value hierarchy.

Investments for which fair value is measured using the NAV per share as a practical expedient are not categorized within the fair value hierarchy.

The net pension plan assets, when categorized in accordance with this fair value hierarchy, are as follows.

DOLLAR AMOUNTS IN MILLIONS				2022				2021
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Pension trust investments:								
Cash and short-term investments	$ 73	$ —	$ —	$ 73	$ 412	$ —	$ —	$ 412
Public equity investments	18	—	—	18	—	—	—	—
Fixed income investments:								
Corporate	—	874	—	874	—	1,380	—	1,380
Government	—	316	—	316	—	721	—	721
Repurchase agreements	—	(12)	—	(12)	—	(43)	—	(43)
Hedge funds and related investments[1]	—	—	16	16	—	—	10	10
Private equity and related investments[1]	—	—	34	34	—	—	104	104
Derivative instruments[2]	—	—	—	—	—	5	—	5
Total pension trust investments measured at fair value[1]	$ 91	$1,178	$ 50	$ 1,319	$ 412	$ 2,063	$ 114	$ 2,589
Canadian nonregistered plan assets:								
Cash and short-term investments	5	—	—	5	5	—	—	5
Public equity investments	3	—	—	3	6	—	—	6
Total Canadian nonregistered plan assets measured at fair value	$ 8	$ —	$ —	$ 8	$ 11	$ —	$ —	$ 11
Total plan assets measured at fair value[1]				$ 1,327				$ 2,600

(1) December 31, 2022 and 2021 exclude $740 million and $856 million, respectively, of hedge fund and private equity investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient, which are not required to be classified in the fair value hierarchy. Additionally, December 31, 2022 and 2021 exclude $14 million and $38 million of accrued liabilities, respectively.

(2) Derivative instruments include futures contracts. The fair value and aggregate notional value of these contracts were less than $1 million and $418 million at December 31, 2022, respectively, and $5 million and $1,126 million at December 31, 2021, respectively.

A reconciliation of the beginning and ending balances of the pension plan assets measured at fair value using significant unobservable inputs (Level 3) is presented below:

DOLLAR AMOUNTS IN MILLIONS					
2022	Beginning Balance	Unrealized Loss	Purchases, Sales, Settlements, Net	Transfers In (Out), Net	Ending Balance
Hedge funds and related investments	$ 10	$ —	$ (1)	$ 7	$ 16
Private equity and related investments	104	(14)	(16)	(40)	34
Total	$ 114	$ (14)	$ (17)	$ (33)	$ 50

2021	Beginning Balance	Unrealized Gain	Purchases, Sales, Settlements, Net	Transfers In (Out), Net	Ending Balance
Hedge funds and related investments	$ 4	$ —	$ (1)	$ 7	$ 10
Private equity and related investments	68	11	(4)	29	104
Total	$ 72	$ 11	$ (5)	$ 36	$ 114

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

ACTIVITY OF PLANS

Net Periodic Benefit Cost

Our net periodic benefit cost and the assumptions used to estimate it are shown in the following table.

DOLLAR AMOUNTS IN MILLIONS	PENSION			OPEB		
	2022	2021	2020	2022	2021	2020
Net periodic benefit cost:						
Service cost	$ 36	$ 42	$ 36	$ —	$ —	$ —
Interest cost	106	98	139	3	3	4
Expected return on plan assets	(160)	(204)	(234)	—	—	—
Amortization of actuarial loss	93	115	122	5	5	4
Amortization of prior service cost (credit)	3	3	3	(1)	(1)	(1)
Settlement charges	205	—	253	—	—	—
Net periodic benefit cost	$ 283	$ 54	$ 319	$ 7	$ 7	$ 7
Actuarial Assumptions Used in Estimating Our Pension and OPEB Net Periodic Benefit Cost:						
Discount rate[1]	2.90 – 3.10%	2.50%	3.10 – 3.40%	2.60 – 3.00%	2.10 – 2.40%	3.00%
Expected return on assets[2]	5.00%	6.00%	6.50%	N/A	N/A	N/A
Rate of compensation increase[3]	2.00 – 13.00%	2.00 – 13.00%	2.00 – 13.00%	N/A	N/A	N/A
Lump sum or installment distributions election[4]	60.00%	60.00%	60.00%	N/A	N/A	N/A
Weighted healthcare cost trend rate[5]	N/A	N/A	N/A	4.50 – 6.20%	4.50 – 6.80%	4.50 – 7.30%

(1) For the U.S. defined benefit plans, the discount rate assumption was 2.90%, 2.50% and 3.40% for 2022, 2021 and 2020, respectively. For the Canadian defined benefit plans, the discount rate assumption was 3.10%, 2.50% and 3.10% for 2022, 2021 and 2020, respectively. For U.S. OPEB plans, the discount rate assumption was 2.60%, 2.10% and 3.00%, for 2022, 2021 and 2020, respectively. For Canadian OPEB plans, the discount rate assumption was 3.00%, 2.40% and 3.00% for 2022, 2021 and 2020, respectively. For lump sum distributions (for U.S. qualified salaried and nonqualified plans only), the discount rate assumption was based on the PPA Phased Table: Interest and mortality assumptions as mandated by the Pension Protection Act of 2006.
(2) Determining our expected return requires a high degree of judgment. We consider actual pension fund asset performance over multiple years, and current and expected valuation levels in the global equity and credit markets. Historical fund returns are used as a base and we place added weight on more recent pension plan asset performance.
(3) For the U.S. defined benefit plans, the rate of compensation increase assumption for 2022, 2021 and 2020 was between 2.00%—13.00% for salaried participants and was decreasing with participant age. For the Canadian defined benefit plans, the rate of compensation increase assumption for salaried participants was 3.25% for 2022, 2021 and 2020. The rate of compensation increase assumption for hourly participants was 3.00% for 2022, 2021 and 2020.
(4) U.S. qualified salaried and nonqualified plans only.
(5) For OPEB plans during 2022, the assumed weighted healthcare cost trend rate was 6.20%, 4.50% and 5.30% for U.S. Pre-Medicare participants, U.S. HRA participants and Canadian OPEB plans, respectively.

Pension Plan Contributions and Benefit Payments

Established funding standards govern the funding requirements for our qualified and registered pension plans. We fund the benefit payments of our nonqualified and nonregistered plans as benefit payments come due.

During 2022, we made contributions and/or benefit payments of $13 million for our U.S. nonqualified pension plans, $2 million for our Canadian nonregistered pension plans and $2 million for our Canadian registered plans.

During 2023, based on estimated year-end asset values and projections of plan liabilities, we expect to make contributions and/or benefit payments of approximately:

- $12 million for our U.S. nonqualified pension plans,
- $2 million for the Canadian non-registered plans and
- $2 million for our Canadian registered plan (required contribution).

We do not anticipate contributions being required for our U.S. qualified pension plan for 2023.

OPEB Benefit Payments

During 2022, we contributed $4 million and $3 million to our U.S. and Canadian OPEB plans, respectively. In 2023, we expect to make contributions of $7 million in total for our U.S. and Canadian OPEB plans, including $4 million expected to be required to cover benefit payments under collectively bargained contractual obligations.

Estimated Projected Benefit Payments for the Next 10 Years

DOLLAR AMOUNTS IN MILLIONS				
		PENSION		OPEB
2023	$	164	$	11
2024	$	145	$	11
2025	$	145	$	10
2026	$	150	$	9
2027	$	152	$	9
2028-2032	$	794	$	36

UNION-ADMINISTERED MULTIEMPLOYER BENEFIT PLANS

We contribute to multiemployer defined benefit plans under the terms of collective-bargaining agreements. These plans cover a small number of our employees and on an annual basis our contributions are immaterial.

These plans have different risks than single-employer plans. Our contributions may be used to fund benefits for employees of other participating employers. If we choose to stop participating, we may be required to pay a withdrawal liability based on the underfunded status of the plan. If another participating employer stops contributing to the plan, we may become responsible for remaining plan unfunded obligations.

NOTE 10: ACCRUED LIABILITIES

Accrued liabilities were comprised of the following:

DOLLAR AMOUNTS IN MILLIONS				
		DECEMBER 31, 2022		DECEMBER 31, 2021
Compensation and employee benefit costs	$	201	$	225
Current portion of lease liabilities (Note 17)		22		24
Customer rebates, volume discounts and deferred income		132		164
Interest		69		83
Taxes payable		23		106
Other		64		71
Total	$	**511**	$	**673**

NOTE 11: LINE OF CREDIT

OUR LINE OF CREDIT

In January 2020, we refinanced and extended our $1.5 billion five-year senior unsecured revolving credit facility, which expires in January 2025. Borrowings are at LIBOR plus a spread or at other interest rates mutually agreed upon between the borrower and the lending banks. As of December 31, 2022 and 2021, we had no outstanding borrowings on the revolving credit facility and had our full $1.5 billion available. We were in compliance with the revolving credit facility covenants as of December 31, 2022 and December 31, 2021.

LETTERS OF CREDIT AND SURETY BONDS

The amounts of letters of credit and surety bonds we have entered into as of the end of the last two years are included in the following table:

DOLLAR AMOUNTS IN MILLIONS				
		DECEMBER 31, 2022		DECEMBER 31, 2021
Letters of credit	$	34	$	34
Surety bonds	$	121	$	136

Our compensating balance requirement for our letters of credit was $4 million as of December 31, 2022 and December 31, 2021.

NOTE 12: LONG-TERM DEBT, NET

This note provides details about:

- debt issued and extinguished and
- long-term debt and related maturities.

Our long-term debt includes notes, debentures and other borrowings.

DEBT ISSUED AND EXTINGUISHED

In March 2022, we completed a series of transactions that lowered our weighted average interest rate and extended our weighted average maturity by issuing $900 million in notes and using the net proceeds plus cash on hand to close cash tender offers for $931 million of principal in higher interest rate notes. We issued $450 million of 3.375 percent notes due in March 2033 and $450 million of 4.00 percent notes due in March 2052. The net proceeds after deducting the discount, underwriting fees and issuance costs were $444 million and $437 million, respectively. The net proceeds were used to retire $592 million of our 7.375 percent notes due in March 2032, $161 million of our 8.50 percent notes due in January 2025, $73 million of our 7.125 percent notes due in July 2023, $65 million of our 7.95 percent notes due in March 2025, and $40 million of our 7.85 percent notes due in July 2026. We paid holders an aggregate $1.2 billion in cash reflecting principal, premium to par and tender premium. A net pretax charge of $276 million ($207 million after-tax) was included in our *Consolidated Statement of Operations* in first quarter 2022 for premiums to retire $931 million of principal plus unamortized debt issuance costs and unamortized debt discounts in connection with the early debt retirement.

In October 2021, we repaid our $150 million 9.00 percent notes at maturity.

In May 2021, we repaid our $225 million variable-rate term loan that was scheduled to mature in July 2026.

In December 2020, we redeemed our $500 million 4.625 percent notes due in September 2023, and in September 2020, we redeemed our $325 million 3.25 percent notes due in March 2023. Pretax charges of $58 million and $23 million were included in our *Consolidated Statement of Operations* in fourth quarter and third quarter 2020, respectively, for the make-whole premiums, unamortized debt issuance costs and unamortized debt discounts in connection with these early extinguishments.

In March 2020, we issued $750 million of 4.00 percent notes due in April 2030. The net proceeds after deducting the discount, underwriting fees and issuance costs were $732 million. In May 2020, a portion of the net proceeds was used to redeem our $569 million 4.70 percent notes due in March 2021. A net pretax charge of $11 million was included in our *Consolidated Statement of Operations* in second quarter 2020 for the make-whole premium in connection with the early extinguishment, partially offset by the write-off of an unamortized fair value step-up adjustment.

LONG-TERM DEBT AND RELATED MATURITIES

The following table lists our long-term debt by types and interest rates at the end of our last two years and includes the current portion.

Long-Term Debt by Types and Interest Rates (Includes Current Portion)

DOLLAR AMOUNTS IN MILLIONS	DECEMBER 31, 2022	DECEMBER 31, 2021
7.125% debentures due 2023	$ 118	$ 191
5.207% installment note due 2023	860	860
8.50% debentures due 2025	139	300
7.95% debentures due 2025	71	136
7.70% debentures due 2026	150	150
7.35% debentures due 2026	62	62
7.85% debentures due 2026	60	100
6.95% debentures due 2027	300	300
4.00% notes due 2029	750	750
4.00% notes due 2030	750	750
7.375% debentures due 2032	657	1,250
6.875% debentures due 2033	275	275
3.375% debentures due 2033	450	—
4.00% debentures due 2052	450	—
Other	1	1
Total principal long-term debt	**5,093**	**5,125**
Add: business combination fair value adjustment	4	8
Less: unamortized discounts	(37)	(26)
Less: unamortized debt expense	(7)	(8)
Total	**$ 5,053**	**$ 5,099**
Principal due within one year	$ 978	$ —

Amounts of Long-Term Debt Due Annually for the Next Five Years and Thereafter

DOLLAR AMOUNTS IN MILLIONS [1]	
2023	$ 978
2024	$ —
2025	$ 210
2026	$ 272
2027	$ 300
Thereafter	$ 3,333

(1) Excludes $40 million of unamortized discounts, capitalized debt expense and business combination fair value adjustment.

NOTE 13: FAIR VALUE OF FINANCIAL INSTRUMENTS

FAIR VALUE OF DEBT

The estimated carrying value and fair value of our long-term debt consisted of the following:

DOLLAR AMOUNTS IN MILLIONS		
	DECEMBER 31, 2022	DECEMBER 31, 2021
Long-term fixed rate debt (including current maturities):		
Carrying value	$ 5,053	$ 5,099
Fair value (level 2)	$ 4,918	$ 6,221

To estimate the fair value of fixed rate long-term debt, we used the market approach, which is based on quoted market prices we received for the same types and issues of our debt. We believe that our line of credit has a net carrying value that approximates its fair value within an insignificant difference. The inputs to the valuations of our long-term debt are based on market data obtained from independent sources or information derived principally from observable market data. The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at the measurement date.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

We believe that our other financial instruments, including cash and cash equivalents, short-term investments, mutual fund investments held in grantor trusts, receivables and payables, have net carrying values that approximate their fair values with only insignificant differences. This is primarily due to the short-term nature of these instruments and the allowance for doubtful accounts.

NOTE 14: LEGAL PROCEEDINGS, COMMITMENTS AND CONTINGENCIES

This note provides details about our:

- legal proceedings,
- environmental matters and
- commitments and other contingencies.

LEGAL PROCEEDINGS

We are party to various legal proceedings arising in the ordinary course of business. We are not currently a party to any legal proceeding that management believes could have a material adverse effect on our *Consolidated Balance Sheet, Consolidated Statement of Operations* or *Consolidated Statement of Cash Flows.*

ENVIRONMENTAL MATTERS

Site Remediation

Under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) — commonly known as the "Superfund" — and similar state laws, we are a party to various proceedings related to the cleanup of hazardous waste sites and have been notified that we may be a potentially responsible party related to the cleanup of other hazardous waste sites for which proceedings have not yet been initiated.

We have received notification from the Environmental Protection Agency (EPA) and have acknowledged that we are a potentially responsible party in a portion of the Kalamazoo River Superfund site in southwest Michigan. Our involvement in the remediation site is based on our operation of the Plainwell, Michigan mill, located within the remediation site, from 1954 to 1970. Several other companies also have been deemed potentially responsible parties as past or present owners or operators of facilities within the site, or as arrangers under CERCLA.

We cooperated with other parties to jointly implement an administrative order issued by the EPA on April 14, 2016, with respect to a portion of the site comprising a stretch of the river approximately 1.7 miles long referred to as the Otsego Township Dam Area. During third quarter 2018, implementation of this administrative order was completed.

In 2010, the company, along with others, was named as a defendant by Georgia-Pacific Consumer Products LP, Fort James Corporation and Georgia-Pacific LLC in an action seeking contribution under CERCLA for remediation costs relating to a certain area within the site. On March 29, 2018, the U.S. District Court issued an opinion and order assigning the company responsibility for 5 percent of approximately $50 million in past costs incurred by the plaintiffs. The remaining 95 percent of this pool of past costs incurred was allocated to the plaintiffs and other defendants. The opinion and order does not establish allocation for future remediation costs, and accordingly, we may incur additional costs in connection with future remediation tasks for other areas of the site.

In 2022, the Sixth Circuit Court of Appeals reversed the District Court opinion, finding that Georgia-Pacific's claims for cost contributions were time barred by the statute of limitations. Georgia-Pacific has filed a petition for writ of certiorari with the U.S. Supreme Court.

We have established accruals for estimated remediation costs on the active Superfund sites and other sites for which we are a potentially responsible party. These accruals are recorded in "Accrued liabilities" and "Other liabilities" on our *Consolidated Balance Sheet.*

Changes in the Accrual for Environmental Remediation

DOLLAR AMOUNTS IN MILLIONS		
Accrual balance as of December 31, 2021	$	63
Charges and adjustments, net		6
Payments		(5)
Accrual balance as of December 31, 2022	**$**	**64**

We change our accrual to reflect:

- new information on any site concerning implementation of remediation alternatives,
- updates on prior cost estimates and new sites and
- costs incurred to remediate sites.

Estimates. We believe it is reasonably possible, based on currently available information and analysis, that remediation costs for all identified sites may exceed our existing accruals by up to $134 million. This estimate, in which those additional costs may be incurred over several years, is the upper end of the range of reasonably possible additional costs. The estimate:

- is much less certain than the estimates on which our accruals currently are based and
- uses assumptions that are less favorable to us among the range of reasonably possible outcomes.

In estimating our current accruals and the possible range of additional future costs, we:

- assumed we will not bear the entire cost of remediation of every site,
- took into account the ability of other potentially responsible parties to participate and
- considered each party's financial condition and probable contribution on a per-site basis.

We have not recorded any amounts for potential recoveries from insurance carriers.

Asset Retirement Obligations

We have obligations associated with the retirement of tangible long-lived assets consisting primarily of reforestation obligations related to forest management licenses in Canada and obligations to close and cap landfills. Some of our sites have asbestos containing materials. We have met our current legal obligation to identify and manage these materials. In situations where we cannot reasonably determine when asbestos containing materials might be removed from the sites, we have not recorded an accrual because the fair value of the obligation cannot be reasonably estimated. As of December 31, 2022, and December 31, 2021, we had an asset retirement obligation of $32 million and $33 million, respectively. These obligations are recorded in "Accrued

liabilities" and "Other liabilities" on our *Consolidated Balance Sheet*.

COMMITMENTS AND OTHER CONTINGENCIES

Product Remediation Contingency

Refer to *Note 18: Product Remediation Recoveries* for further information.

NOTE 15: SHAREHOLDERS' INTEREST

This note provides details about:

- preferred and preference shares,
- common shares,
- share repurchase programs and
- accumulated other comprehensive loss.

PREFERRED AND PREFERENCE SHARES

We had no preferred shares or preference shares outstanding as of December 31, 2022 or December 31, 2021. We have authorization to issue 7 million preferred shares with a par value of $1.00 per share and 40 million preference shares with a par value of $1.00 per share.

COMMON SHARES

The number of common shares we have outstanding changes when:

- new shares are issued,
- stock options are exercised,
- restricted stock units or performance share units vest,
- stock equivalent units are settled in common shares,
- shares are tendered,
- shares are repurchased or
- shares are canceled.

Reconciliation of Our Common Share Activity

SHARES IN THOUSANDS			
	2022	**2021**	**2020**
Outstanding at beginning of year	747,301	747,385	745,300
Stock options exercised	509	1,849	1,441
Issued for vested restricted stock units	676	635	574
Issued for vested performance share units	291	162	70
Repurchased	(15,983)	(2,730)	—
Outstanding at end of year	**732,794**	**747,301**	**747,385**

SHARE REPURCHASE PROGRAMS

On September 22, 2021, we announced that our board of directors approved a new share repurchase program (the 2021

Repurchase Program) under which we are authorized to repurchase up to $1 billion of outstanding shares. Concurrently, the board terminated the remaining repurchase authorization under the share repurchase program approved by the board in February 2019 (the 2019 Repurchase Program).

We repurchased 15,983,097 common shares for approximately $550 million (including transaction fees) under the 2021 Repurchase Program during 2022. As of December 31, 2022, we had remaining authorization of $377 million for future share repurchases.

During 2021, we repurchased 780,228 common shares for approximately $26 million (including transaction fees) under the 2019 Repurchase Program and 1,949,496 common shares for approximately $74 million (including transaction fees) under the 2021 Repurchase Program.

During 2020, we did not repurchase any shares of common stock.

All common stock repurchases under the 2019 Repurchase Program and 2021 Repurchase Program were made in open-market transactions. We record share repurchases upon trade date as opposed to the settlement date when cash is disbursed. We record a liability for repurchases that have not yet been settled as of period end. There were 223,548 unsettled shares (approximately $7 million) as of December 31, 2022. There were no unsettled shares as of December 31, 2021.

ACCUMULATED OTHER COMPREHENSIVE LOSS

Changes in amounts included in our accumulated other comprehensive loss by component are:

DOLLAR AMOUNTS IN MILLIONS	2022	2021	2020
Pension[1]			
Balance at beginning of period	$ (720)	$ (1,064)	$ (1,128)
Other comprehensive income (loss) before reclassifications	38	254	(223)
Amounts reclassified from accumulated other comprehensive income (loss) to earnings[2][3]	224	90	287
Total other comprehensive income	**262**	**344**	**64**
Balance at end of period	**(458)**	**(720)**	**(1,064)**
Other post-employment benefits[1]			
Balance at beginning of period	(2)	(12)	(12)
Other comprehensive income (loss) before reclassifications	19	6	(3)
Amounts reclassified from accumulated other comprehensive income (loss) to earnings[2]	3	4	3
Total other comprehensive income	**22**	**10**	**—**
Balance at end of period	**20**	**(2)**	**(12)**
Translation adjustments and other			
Balance at beginning of period	243	254	236
Translation adjustments	(52)	(11)	18
Total other comprehensive income (loss)	**(52)**	**(11)**	**18**
Balance at end of period	**191**	**243**	**254**
Accumulated other comprehensive loss, end of period	**$ (247)**	**$ (479)**	**$ (822)**

(1) Amounts are presented net of tax.
(2) Amounts of actuarial loss and prior service (cost) credit are components of net periodic benefit cost (credit). See *Note 9: Pension and Other Post-Employment Benefit Plans*.
(3) Amounts include settlement charges totaling $205 million and $253 million related to our pension plans for the year ended December 31, 2022 and December 31, 2020, respectively. There were no settlement charges related to our pension plans for the year ended December 31, 2021. See *Note 9: Pension and Other Post-Employment Benefit Plans* for further detail.

NOTE 16: SHARE-BASED COMPENSATION

This note provides details about:

- our Long-Term Incentive Compensation Plan (2022 Plan),
- how we account for share-based awards,
- tax benefits of share-based awards,
- types of share-based compensation,
- unrecognized share-based compensation and
- deferred compensation stock equivalent units.

Share-based compensation expense was:

- $33 million in 2022,
- $30 million in 2021 and
- $30 million in 2020.

OUR LONG-TERM INCENTIVE COMPENSATION PLAN

Our long-term incentive plan provides for share-based awards that include:

- restricted stock,
- restricted stock units (RSUs),
- performance shares,
- performance share units (PSUs),
- stock options and
- stock appreciation rights (SARs).

We may issue future grants of up to 22 million shares under the 2022 Plan. We also have the right to reissue forfeited and expired grants.

For stock options and SARs:

- An individual participant may receive a grant of up to 2 million shares in any one calendar year.
- The exercise price is required to be the market price on the date of the grant.

We have not granted any stock options or SARs since 2016 and the remaining liability related to SARs is immaterial at December 31, 2022.

The Compensation Committee of our board of directors annually establishes an overall pool of stock awards available for grants based on performance.

For stock-settled awards we:

- issue new stock into the marketplace and
- generally do not repurchase shares in connection with issuing new awards.

Our common shares would increase by approximately 26 million shares if all share-based awards were exercised or vested. These include:

- all options, RSUs and PSUs outstanding at December 31, 2022, and
- all remaining options, RSUs and PSUs that could be granted under the 2022 Plan.

HOW WE ACCOUNT FOR SHARE-BASED AWARDS

When accounting for share-based awards we:

- use a fair-value-based measurement and
- recognize the cost of share-based awards in our consolidated financial statements.

We recognize the cost of share-based awards in our *Consolidated Statement of Operations* over the required service period — generally the period from the date of the grant to the date when it is fully vested. Special situations include:

- Awards that vest upon retirement — the required service period ends on the date an employee is eligible for retirement, including early retirement.
- Awards that continue to vest following job elimination or the sale of a business — the required service period ends on the date the employment from the company is terminated.

In these special situations, compensation expense from share-based awards is recognized over a period that is shorter than the stated vesting period.

TAX BENEFITS OF SHARE-BASED AWARDS

Our total income tax benefit from share-based awards recognized in our *Consolidated Statement of Operations* for the last three years was:

- $5 million in 2022,
- $4 million in 2021 and
- $4 million in 2020.

Tax benefits from share-based awards are accrued as stock compensation expense and realized when:

- restricted shares and RSUs vest,
- performance shares and PSUs vest,
- stock options are exercised and
- SARs are exercised.

TYPES OF SHARE-BASED COMPENSATION

Our share-based compensation is in the form of:

- RSUs,
- PSUs,
- stock options and
- SARs.

RESTRICTED STOCK UNITS

Through the 2022 Plan, we award RSUs — grants that entitle the holder to shares of our stock as the award vests.

The Details

Our RSUs granted in 2022, 2021 and 2020 generally:

- vest ratably over four years;
- immediately vest in the event of death or disability while employed;
- continue to vest upon retirement at an age of at least 62, in accordance with the vesting terms of the awards, but a portion of the award is forfeited if retirement occurs before the one-year anniversary of the grant;

- continue vesting for one year in the event of involuntary termination due to job elimination;
- immediately vest in the case of a change of control, if the successor company does not assume the award or, if assumed, within two years of the effective date of the change in control the recipient is terminated other than for cause or leaves for good reason (as defined in the award terms and conditions) and
- will be forfeited upon termination of employment in all other situations including early retirement prior to age 62.

Our Accounting

The fair value of our RSUs is the market price of our stock on the grant date of the awards.

We generally record share-based compensation expense for RSUs over the four-year vesting period. Generally, for RSUs that continue to vest following the termination of employment, we record the share-based compensation expense over a required service period that is less than the stated vesting period.

Activity

The following table shows our RSU activity for 2022:

	RESTRICTED STOCK UNITS (IN THOUSANDS)	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Nonvested at December 31, 2021	1,756	$ 30.87
Granted	626	$ 42.02
Vested	(709)	$ 30.83
Forfeited	(100)	$ 37.17
Nonvested at December 31, 2022[(1)]	**1,573**	**$ 34.93**

(1) As of December 31, 2022, there were approximately 185 thousand RSUs that had met the requisite service period and will be released as identified in the grant terms.

The weighted average grant-date fair value for RSUs was:

- $42.02 in 2022,
- $33.62 in 2021 and
- $30.03 in 2020.

The total grant-date fair value of RSUs vested was:

- $22 million in 2022,
- $25 million in 2021 and
- $19 million in 2020.

Nonvested RSUs accrue dividends that are paid out when RSUs vest. Any RSUs forfeited will not receive dividends.

As RSUs vest, a portion of the shares awarded is withheld to cover employee taxes. As a result, the number of stock units vested and the number of common shares issued will differ.

PERFORMANCE SHARE UNITS

Through the 2022 Plan, we award PSUs — grants that entitle the holder to shares of our stock as the award vests.

The Details

The final number of shares granted in 2022, 2021 and 2020 will vest between a range of 0 percent to 150 percent of each grant's target, depending upon actual company performance compared against an industry peer group.

The vesting provisions for PSUs granted in 2022, 2021 and 2020 were generally as follows:

- awards granted in 2020 and 2021 vest 100 percent on the third anniversary of the grant date, and awards granted in 2022 vest on March 1st following the end of the performance period, in each case as long as the individual remains employed by the company;
- in the event of death or disability while employed, awards continue to be earned and settled based on actual company performance;
- upon retirement at an age of at least 62, awards continue to vest in accordance with the vesting terms of the award, but a portion of the award is forfeited if retirement occurs before the one-year anniversary of the grant;
- awards continue vesting for one year in the event of involuntary termination due to job elimination and the second anniversary of the grant date has passed;
- in the case of a change of control during the performance period, awards are deemed earned at target performance and (i) vest as of the change of control date if the successor company does not assume the award or (ii) if assumed, vest upon termination of employment if, within two years of the effective date of the change in control, the recipient is involuntarily terminated other than for cause or leaves for good reason (as defined in the award terms and conditions);
- awards will be forfeited upon termination of employment in all other situations including early retirement prior to age 62 and
- awards vest at a maximum of 100 percent of target value in the event of negative absolute company total shareholder return (TSR).

Our Accounting

Since the awards contain a market condition, the effect of the market condition is reflected in the grant-date fair value which is estimated using a Monte Carlo simulation model. This model estimates the TSR ranking of the company over the performance period. Compensation expense is based on the estimated probable number of earned awards and recognized over the vesting period on an accelerated basis. Generally, compensation expense would not be reversed if the market condition is not achieved, provided the requisite service period has been completed.

Weighted Average Assumptions Used in Estimating the Value of PSUs

	2022 GRANTS	2021 GRANTS	2020 GRANTS
Performance period	2/10/2022 – 12/31/2024	2/11/2021 – 12/31/2023	2/13/2020 – 12/31/2022
Expected dividends	1.72%	1.99%	4.50%
Risk-free rate	0.34% – 1.84%	0.02% – 0.20%	1.45% – 1.62%
Volatility	26.27% – 41.01%	32.87% – 52.82%	20.02% – 22.40%
Weighted average grant-date fair value	$ 49.77	$ 38.50	$ 33.16

Activity

The following table shows our PSU activity for 2022:

	GRANTS (IN THOUSANDS)	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Nonvested at December 31, 2021	1,104	$ 33.56
Granted at target	306	$ 49.77
Vested	(416)	$ 29.66
Forfeited	(52)	$ 43.69
Performance adjustment	20	$ 29.66
Nonvested at December 31, 2022[1]	**962**	**$ 39.77**

(1) As of December 31, 2022, there were approximately 116 thousand PSUs that had met the requisite service period and will be released as identified in the grant terms.

The total grant-date fair value of PSUs vested was:

- $12 million in 2022,
- $8 million in 2021 and
- $3 million in 2020.

As PSUs vest, a portion of the shares awarded is withheld to cover participant taxes. As a result, the number of stock units vested and the number of common shares issued will differ.

STOCK OPTIONS

Stock options entitle award recipients to purchase shares of our common stock at a fixed exercise price. We have not granted stock option awards since 2016. When granted in prior years, stock options had an exercise price equal to the market price of our stock on the date of the grant.

The Details

Our stock options generally:

- vest over four years of continuous service,
- must be exercised within 10 years of the grant date and
- use a Black-Scholes option valuation model to estimate the fair value of every stock option award on its grant date.

Activity

The following table shows our stock option activity for 2022:

	OPTIONS (IN THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE (IN MILLIONS)
Outstanding at December 31, 2021	1,917	$ 29.88		
Exercised	(510)	$ 29.72		
Forfeited or expired	(9)	$ 35.40		
Outstanding at December 31, 2022	1,398	$ 29.91	2.26	$ 4
Exercisable at December 31, 2022	1,398	$ 29.91	2.26	$ 4

The total intrinsic value of stock options exercised was:

- $6 million in 2022,
- $18 million in 2021 and
- $13 million in 2020.

UNRECOGNIZED SHARE-BASED COMPENSATION

As of December 31, 2022, our unrecognized share-based compensation cost for all types of share-based awards included $47 million related to non-vested equity-classified share-based compensation arrangements. These are expected to be recognized over a weighted average period of approximately 2.1 years.

DEFERRED COMPENSATION STOCK EQUIVALENT UNITS

Certain employees and our board of directors may defer compensation into stock equivalent units.

The Details

Eligible employees:

- may choose to defer all or part of their bonus into stock equivalent units;
- may choose to defer part of their salary, except for executive officers and
- receive a 15 percent premium if the deferral is for at least five years.

Our directors:

- receive a portion of their annual retainer fee in the form of RSUs, which vest over one year and may be deferred into stock equivalent units;
- may choose to defer some or all of the remainder of their annual retainer fee into stock equivalent units and
- do not receive a premium for their deferrals.

Employees and directors also choose when the deferrals will be paid out, although no deferrals may be paid until after the separation from service of the employee or director.

Our Accounting

We settle all deferred compensation accounts in cash for our employees. Our directors receive shares of common stock as payment for stock equivalent units, except that any directors who are subject to federal or provincial taxation in Canada have the choice to receive a cash amount equal to the fair market value of the company's common stock on the date of payment. In addition, we credit all stock equivalent accounts with dividend equivalents. The number of common shares to be issued in the future to directors is 565 thousand.

Stock equivalent units are:

- liability-classified awards and
- remeasured to fair value at every reporting date.

The fair value of a stock equivalent unit is equal to the market price of our stock.

Activity

The number of stock equivalent units outstanding in our deferred compensation accounts was:

- 595 thousand as of December 31, 2022,
- 712 thousand as of December 31, 2021 and
- 767 thousand as of December 31, 2020.

NOTE 17: LEASES

The majority of our operating leases are related to our office and warehouse space, and the majority of our financing leases are related to vehicles and forklifts. Our leases have remaining lease terms of approximately 1 year to 25 years. Options to renew, extend or terminate a lease are reflected in our lease terms when we believe it is reasonably certain we will exercise that option. When our leases do not provide an implicit or an explicit interest rate, we use our incremental borrowing rate in determining the present value of lease payments.

Lease Expense

DOLLAR AMOUNTS IN MILLIONS			
	2022	2021	2020
Operating lease costs	$ 21	$ 20	$ 21
Financing lease costs	7	9	12
Total lease costs	**$ 28**	**$ 29**	**$ 33**

Supplemental Cash Flow Information

DOLLAR AMOUNTS IN MILLIONS			
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 21	$ 19	$ 20
Financing cash flows for financing leases[1]	$ 8	$ 11	$ 13
ROU assets obtained in exchange for new (modified) lease liabilities:			
Operating leases	$ 18	$ 9	$ 3
Financing leases	$ 3	$ 4	$ 4

(1) Interest expense related to financing leases was immaterial during 2022, 2021 and 2020.

Supplemental Balance Sheet Information Related to Leases

DOLLAR AMOUNTS IN MILLIONS			
LEASES	BALANCE SHEET CLASSIFICATION	DECEMBER 31, 2022	DECEMBER 31, 2021
Assets			
Operating lease ROU assets	Other assets	$ 102	$ 101
Financing lease ROU assets	Property and equipment, net	9	13
Total leased assets		**$ 111**	**$ 114**
Liabilities			
Current:			
Operating lease liabilities	Accrued liabilities	$ 17	$ 17
Financing lease liabilities	Accrued liabilities	5	7
Noncurrent:			
Operating lease liabilities	Other liabilities	91	90
Financing lease liabilities	Other liabilities	5	8
Total lease liabilities		**$ 118**	**$ 122**

Weighted Average Remaining Lease Term

	DECEMBER 31, 2022	DECEMBER 31, 2021
Operating leases	8 years	8 years
Financing leases	3 years	2 years

Weighted Average Discount Rate

	DECEMBER 31, 2022	DECEMBER 31, 2021
Operating leases	3.9%	4.1%
Financing leases	2.9%	2.9%

Maturities of Lease Liabilities as of December 31, 2022

DOLLAR AMOUNTS IN MILLIONS	OPERATING LEASES	FINANCING LEASES
2023	$ 21	$ 5
2024	15	2
2025	14	2
2026	14	1
2027	14	—
Thereafter	48	—
Total lease payments	**126**	**10**
Less: interest	(18)	—
Total present value of lease liabilities	**$ 108**	**$ 10**

NOTE 18: PRODUCT REMEDIATION RECOVERIES

In July 2017, we announced we were implementing a solution to address concerns regarding our TJI® Joists coated with our former Flak Jacket® Protection product. This issue was isolated to Flak Jacket product manufactured after December 1, 2016 and did not affect any of our other products.

There were no insurance recoveries recorded during the year ended December 31, 2022. During the years ended December 31, 2021 and 2020, we recorded insurance recoveries of $37 million and $8 million, respectively, related to our remediation efforts. The recoveries are attributable to our Wood Products segment and are recorded within "Product remediation recoveries" in our *Consolidated Statement of Operations.*

NOTE 19: OTHER OPERATING COSTS, NET

Other operating costs, net:

- includes both recurring and non-recurring income and expense items and
- can fluctuate from year to year.

Income and Expense Items Included in Other Operating Costs, Net

DOLLAR AMOUNTS IN MILLIONS	2022	2021	2020
Foreign exchange losses (gains), net[1]	$ (10)	$ (5)	$ 7
Gain on disposition of nonstrategic assets	(4)	(3)	(4)
Insurance recovery	—	(13)	—
Litigation expense, net	14	7	11
Research and development expenses	6	5	5
Restructuring, impairments and other charges	11	—	1
Timber casualty loss	—	—	80
Other, net[2]	32	42	35
Total other operating costs, net	**$ 49**	**$ 33**	**$ 135**

(1) Foreign exchange gains and losses result from changes in exchange rates primarily related to our U.S. dollar denominated cash and debt balances that are held by our Canadian subsidiary.
(2) Other, net includes environmental remediation charges. See *Note 14: Legal Proceedings, Commitments and Contingencies* for more information.

ASSET IMPAIRMENT

During fourth quarter 2022, we recorded a $10 million noncash impairment charge related to the planned divestiture of legacy coal assets. The loss was attributable to our Real Estate & ENR segment and was recorded within "Other operating costs, net" in our *Consolidated Statement of Operations.*

INSURANCE RECOVERY

During fourth quarter 2021, we received a $13 million insurance recovery related to property damage and business interruption for certain of our mills in the southern U.S. as a result of severe winter storm damage in first quarter 2021. This recovery was attributable to our Wood Products segment and was recorded within "Other operating costs, net" in our *Consolidated Statement of Operations.*

TIMBER CASUALTY LOSS

In September 2020, forest fires in the state of Oregon, commonly referred to as the Holiday Farm, Beachie Creek, Riverside, and Archie Creek fires, spread from adjacent lands onto portions of our Oregon timberland properties. Based on interpretation of satellite imagery and aerial photography, as well as limited on-site assessments, we estimated that the fires affected approximately 125 thousand acres of our Oregon timberlands. Our assessments indicated that the extent of damage varied from tract to tract based on topographical conditions, rate of fire spread, age of the timber and other circumstances. Based on these assessments, we expected that the majority of merchantable timber, even if affected by the fires, was likely salvageable if harvested within a reasonable period of time. We believed the majority of pre-merchantable timber affected by the fires would not be able to be salvaged.

In third quarter 2020, we recorded a timber casualty loss of $80 million which represented the estimated book value of timber and related assets that could not be salvaged based on information available at that time. The loss was attributable to our Timberlands segment and was recorded within "Other operating costs, net" in our *Consolidated Statement of Operations*. As of December 31, 2022, all salvage volume has been harvested.

NOTE 20: INCOME TAXES

This note provides details about income taxes applicable to our operations, including the following:

- earnings before income taxes,
- provision for income taxes,
- effective income tax rate,
- deferred tax assets and liabilities and
- unrecognized tax benefits.

The "Income Taxes" section of *Note 1: Summary of Significant Accounting Policies* provides details about how we account for our income taxes.

EARNINGS BEFORE INCOME TAXES

Domestic and Foreign Earnings Before Income Taxes

DOLLAR AMOUNTS IN MILLIONS			
	2022	2021	2020
Domestic earnings	$ 1,982	$ 2,499	$ 723
Foreign earnings	323	817	259
Total earnings before income taxes	**$ 2,305**	**$ 3,316**	**$ 982**

PROVISION FOR INCOME TAXES

DOLLAR AMOUNTS IN MILLIONS			
	2022	2021	2020
Current:			
Federal	$ 252	$ 378	$ 147
State	45	74	30
Foreign	158	243	64
Total current	**455**	**695**	**241**
Deferred:			
Federal	28	27	(66)
State	6	(2)	(1)
Foreign	(64)	(11)	11
Total deferred	**(30)**	**14**	**(56)**
Total income tax provision	**$ 425**	**$ 709**	**$ 185**

EFFECTIVE INCOME TAX RATE

DOLLAR AMOUNTS IN MILLIONS			
	2022	2021	2020
U.S. federal statutory income tax	$ 484	$ 696	$ 207
State income taxes, net of federal tax benefit	41	57	23
REIT income not subject to federal income tax	(125)	(102)	(51)
Return to provision adjustment	—	—	(3)
Foreign taxes	27	62	19
Other, net	(2)	(4)	(10)
Total income tax provision	**$ 425**	**$ 709**	**$ 185**
Effective income tax rate	18.4%	21.4%	18.8%

DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities reflect the future tax effect created by differences between the timing of when income or deductions are recognized for pretax financial book reporting purposes versus income tax purposes. Deferred tax assets represent a future tax benefit (or reduction to income taxes in a future period), while deferred tax liabilities represent a future tax obligation (or increase to income taxes in a future period).

Balance Sheet Classification of Deferred Income Tax Assets (Liabilities)

DOLLAR AMOUNTS IN MILLIONS		
	DECEMBER 31, 2022	DECEMBER 31, 2021
Net noncurrent deferred tax asset	$ 8	$ 17
Net noncurrent deferred tax liability	(96)	(46)
Net deferred tax liability	**$ (88)**	**$ (29)**

Items Included in Our Deferred Income Tax Assets (Liabilities)

DOLLAR AMOUNTS IN MILLIONS	DECEMBER 31, 2022	DECEMBER 31, 2021
Deferred tax assets:		
Pension and post-employment benefits	$ 75	$ 96
State tax credits	42	42
Depletion	14	13
Environmental reserves	13	14
Incentive compensation	17	19
Intercompany land sales	16	15
Workers compensation	14	17
Minerals	11	10
Other reserves	10	14
Other	57	60
Gross deferred tax assets	**269**	**300**
Valuation allowance	(54)	(50)
Net deferred tax assets	**215**	**250**
Deferred tax liabilities:		
Property, plant and equipment	(284)	(258)
Other	(19)	(21)
Net deferred tax liabilities	**(303)**	**(279)**
Net deferred tax liability	**$ (88)**	**$ (29)**

Net Operating Loss and Credit Carryforwards

Our gross federal, state and foreign net operating loss carryforwards as of December 31, 2022 totaled $469 million as follows:

- Federal - U.S. REIT - $205 million that will begin to expire in 2034 and $168 million that do not expire;
- State - $96 million, which will begin to expire in 2028; and
- Foreign - none currently recorded.

Our gross state credit carryforwards as of December 31, 2022 totaled $53 million, which includes $4 million that expire from 2026 through 2036 and $49 million that do not expire. Our U.S. TRSs have $9 million in foreign tax credit carryforwards that expire from 2027 through 2032.

Valuation Allowances

With the exception of the valuation allowance discussed below, we believe it is more likely than not that we will have sufficient future taxable income to realize our deferred tax assets.

Our valuation allowance on our deferred tax assets was $54 million as of December 31, 2022, which related to state credits, state net operating losses and foreign tax credits.

UNRECOGNIZED TAX BENEFITS

Unrecognized tax benefits represent potential future obligations to taxing authorities if uncertain tax positions we have taken on previously filed tax returns are not sustained. In accordance with our accounting policy, we accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense (see *Note 1: Summary of Significant Accounting Policies*). The total gross amount of unrecognized tax benefits as of December 31, 2022 and 2021, as well as the activity during those years, were immaterial.

As of December 31, 2022, none of our U.S. federal income tax returns or foreign jurisdiction income tax returns are under examination. Our U.S. federal income tax returns are open to examination for years 2019 forward and foreign jurisdiction income tax returns are open to examination for years 2015 forward. We are undergoing examinations in state jurisdictions for tax years 2016 through 2018, with tax years 2009 forward open to examination. We do not expect that the outcome of any examination will have a material effect on our consolidated financial statements; however, audit outcomes and the timing of audit settlements are subject to significant uncertainty.

NOTE 21: GEOGRAPHIC AREAS

This note provides selected key financial data according to the geographical locations of our customers.

SALES

Our sales to unaffiliated customers outside the U.S. are primarily to customers in Canada, Japan, China and Korea. Our export sales are comprised primarily of logs, lumber and wood chips to Japan, Canada, China and Korea.

Sales by Geographic Area

DOLLAR AMOUNTS IN MILLIONS	2022	2021	2020
Sales to unaffiliated customers:			
U.S.	$ 8,709	$ 8,709	$ 6,549
Canada	773	778	528
Japan	524	477	326
China	82	123	83
Korea	45	52	27
Other foreign countries	51	62	19
Total	**$ 10,184**	**$ 10,201**	**$ 7,532**
Export sales from the U.S.:			
Japan	$ 471	$ 396	$ 292
Canada	143	128	109
China	80	119	79
Korea	40	51	25
Other foreign countries	36	36	10
Total	**$ 770**	**$ 730**	**$ 515**

LONG-LIVED ASSETS

Our long-lived assets used in the generation of revenues in different geographical areas are nearly all in the U.S. and Canada. Our long-lived assets primarily include:

- property and equipment, including construction in progress,
- timber and timberlands and
- minerals and mineral rights.

Long-Lived Assets by Geographic Area

DOLLAR AMOUNTS IN MILLIONS		
	DECEMBER 31, 2022	DECEMBER 31, 2021
U.S.	$ 13,979	$ 13,731
Canada	289	307
Total	**$ 14,268**	**$ 14,038**

NOTE 22: RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on our *Consolidated Balance Sheet* that sum to the total of the amounts shown in our *Consolidated Statement of Cash Flows:*

DOLLAR AMOUNTS IN MILLIONS		
	DECEMBER 31, 2022	DECEMBER 31, 2021
Cash and cash equivalents	$ 1,581	$ 1,879
Restricted cash included in other assets[1]	—	120
Total cash, cash equivalents and restricted cash	**$ 1,581**	**$ 1,999**

(1) Amounts included in restricted cash as of December 31, 2021 were comprised of proceeds held by a qualified intermediary that were intended to be reinvested in timber and timberlands through a like-kind exchange transaction. In first quarter 2022, the proceeds were released as a like-kind property was not identified.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The company's principal executive officer and principal financial officer have evaluated the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by this annual report on Form 10-K. Disclosure controls are controls and other procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Securities Exchange Act of 1934, as amended (Act), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (SEC) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

Based on their evaluation, the company's principal executive officer and principal financial officer have concluded that the company's disclosure controls and procedures are effective to ensure that information required to be disclosed complies with the SEC's rules and forms.

CHANGES IN INTERNAL CONTROL

No changes occurred in the company's internal control over financial reporting during the period that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as is defined in the Securities Exchange Act of 1934 rules. Management, under our supervision, conducted an evaluation of the effectiveness of the company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control — Integrated Framework (2013), management concluded that the company's internal control over financial reporting was effective as of December 31, 2022. The effectiveness of the company's internal control over financial reporting as of December 31, 2022, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Weyerhaeuser Company:

Opinion on Internal Control Over Financial Reporting

We have audited Weyerhaeuser Company and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 17, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Seattle, Washington
February 17, 2023

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

A list of our executive officers and their biographical information can be found in Part I of this report in the *Our Business — Information About Our Executive Officers* section. Information required by this item to Form 10-K concerning directors of the company and certain other corporate governance matters will be set forth under the headings "Item 1. Election of Directors," "Corporate Governance," and "Stock Information," in our Notice of the 2023 Annual Meeting and Proxy Statement for the company's Annual Meeting of Shareholders to be held May 12, 2023 and will be filed not later than 120 days after December 31, 2022 ("2023 Proxy Statement"), and in each case such required information is incorporated herein by reference.

The Weyerhaeuser Code of Ethics applies to our chief executive officer, our chief financial officer (principal financial and accounting officer) and other officers, directors and employees of the company. Our Code of Ethics is filed as an exhibit to this report and is also available on our website at https://www.weyerhaeuser.com/company/values/integrity/. We intend to disclose at this website location any amendments to any provision of our Code of Ethics that applies to our chief executive officer and chief financial officer as well as any waiver from any provision of our Code of Ethics granted to any executive officer within four business days following the date of any such amendment or waiver.

EXECUTIVE AND DIRECTOR COMPENSATION

Information required by this item to Form 10-K concerning executive and director compensation will be set forth in the 2023 Proxy Statement under the headings "Item 1. Election of Directors" and "Executive Compensation," and in each case, such required information is incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item to Form 10-K concerning security ownership of certain beneficial owners and management and securities authorized for issuance under our equity compensation plans will be set forth in the 2023 Proxy Statement under the heading "Stock Information," and such required information is incorporated herein by reference.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item to Form 10-K concerning certain relationships and related transactions and director independence will be set forth in the 2023 Proxy Statement under the heading "Corporate Governance," and such required information is incorporated herein by reference.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Seattle, WA, Auditor Firm ID: 185.

Information required by this item to Form 10-K concerning principal accountant fees and services will be set forth in the 2023 Proxy Statement under the heading "Item 4. Ratify Selection of Independent Registered Public Accounting Firm," and such required information is incorporated herein by reference.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

All financial statement schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements, or the notes thereto, in *Financial Statements and Supplementary Data* above.

The agreements included as exhibits to this annual report are included to provide information about their terms and not to provide any other factual or disclosure information about the company or the other parties to the agreements. The agreements may contain representations and warranties by each party to the applicable agreement that were made solely for the benefit of the other party to the agreement and should not be treated as categorical statements of fact, but rather as a way of allocating the risk among the parties if those statements prove to be inaccurate. These representations and warranties may have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement, may apply standards of materiality in a way that is different from what may be viewed as material to investors, were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement, and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

EXHIBITS

2	—	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession	
	(a)	Agreement and Plan of Merger, dated as of November 6, 2015, between Weyerhaeuser Company and Plum Creek Timber Company, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 9, 2015 – Commission File Number 1-4825)	
3	—	Articles of Incorporation	
	(a)	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed on May 6, 2011 – Commission File Number 1-4825, and to Exhibit 3.1 to the Current Report on Form 8-K filed on June 20, 2013 – Commission File Number 1-4825)	
	(b)	Bylaws (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed on October 26, 2018 – Commission File Number 1-4825)	
4	—	Instruments Defining the Rights of Security Holders, Including Indentures	
	(a)	Indenture dated as of April 1, 1986 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference from the Registration Statement on Form S-3, Registration No. 333-36753)	
	(b)	First Supplemental Indenture dated as of February 15, 1991 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference from the Registration Statement on Form S-3, Registration No. 333-52982)**	
	(c)	Second Supplemental Indenture dated as of February 1, 1993 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference from the Registration Statement on Form S-3, Registration No. 333-59974)**	
	(d)	Third Supplemental Indenture dated as of October 22, 2001 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference to Exhibit 4(d) to the Registration Statement on Form S-3, Registration No. 333-72356)	
	(e)	Fourth Supplemental Indenture dated as of March 12, 2002 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference to Exhibit 4.8 from the Registration Statement on Form S-4/A, Registration No. 333-82376)	
	(f)	Fifth Supplemental Indenture dated as of March 30, 2020 between Weyerhaeuser Company and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank and Chemical Bank), a national banking association, as Trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 30, 2020— Commission File Number 1-4825)	
	(g)	Indenture dated as of March 15, 1983 between Weyerhaeuser Company (as successor to Willamette Industries, Inc.) and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4(f) to the Annual Report on Form 10-K for the annual period ended December 31, 2017 – Commission File Number 1-4825)	
	(h)	Indenture dated as of January 30, 1993 between Weyerhaeuser Company (as successor to Willamette Industries, Inc.) and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4(g) to the Annual Report on Form 10-K for the annual period ended December 31, 2017 – Commission File Number 1-4825)	
	(i)	First Supplemental Trust Indenture dated as of March 12, 2002 between Weyerhaeuser Company (as successor to Willamette Industries, Inc.) and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4(h) to the Annual Report on Form 10-K for the annual period ended December 31, 2017 – Commission File Number 1-4825)	
	(j)	Indenture dated as of January 15, 1996 between Weyerhaeuser Company Limited (as successor to MacMillan Bloedel Limited) and The Bank of New York Mellon Trust Company, N.A. (as successor to Harris Trust Company of New York, formerly known as Bank of Montreal Trust Company), as Trustee (incorporated by reference to Exhibit 4(i) to the Annual Report on Form 10-K for the annual period ended December 31, 2017 – Commission File Number 1-4825)	
	(k)	First Supplemental Indenture dated as of November 1, 1999 between Weyerhaeuser Company Limited and The Bank of New York Mellon Trust Company, N.A. (as successor to Harris Trust Company of New York, formerly Bank of Montreal Trust Company), as Trustee (incorporated by reference to Exhibit 4(j) to the Annual Report on Form 10-K for the annual period ended December 31, 2017 – Commission File Number 1-4825)	
	(l)	Assumption and Amendment Agreement and Installment Note dated as of April 28, 2016 by and among Plum Creek Timberlands, L.P., Weyerhaeuser Company and MeadWestvaco Timber Note Holding Company II, L.L.C. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on May 4, 2016 – Commission File Number 1-4825)	
	(m)	Second Amendment to Installment Loan Agreement (including as Annex A the Amended Installment Note) dated as of June 30, 2021 between Weyerhaeuser Company, as borrower, and MeadWestvaco Timber Note Holding Company II, LLC as Holder (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on July 7, 2021 – Commission File Number 1-4825)	
	(n)	Officer's Certificate dated February 25, 2019 executed by Weyerhaeuser Company, as Issuer (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on February 25, 2019 – Commission File Number 1-4825)	
	(o)	Officer's Certificate dated March 30, 2020 executed by Weyerhaeuser Company, as Issuer (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on March 30, 2020 – Commission File Number 1-4825)	
	(p)	Officer's Certificate dated March 9, 2022 executed by Weyerhaeuser Company, as Issuer (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 9, 2022 – Commission File Number 1-4825)	
	(q)	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4(r) to the Annual Report on Form 10-K for the annual period ended December 31, 2019 – Commission File Number 1-4825)	
10	—	Material Contracts	
	(a)	Form of Weyerhaeuser Executive Change of Control Agreement, as in effect as of August 12, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*	
	(b)	Weyerhaeuser CEO Change of Control Agreement, as in effect as of August 12, 2022 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*	
	(c)	Form of Weyerhaeuser Executive Severance Agreement, as in effect as of August 12, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*	

	(d)	Weyerhaeuser CEO Severance Agreement, as in effect as of August 12, 2022 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*
	(e)	Form of Weyerhaeuser Executive Severance Agreement, as in effect from February 14, 2020 through August 11, 2022 (incorporated by reference to Exhibit 10(c) to the Annual Report on Form 10-K for the annual period ended December 31, 2019 – Commission File Number 1-4825)*
	(f)	Weyerhaeuser Company 2013 Long-Term Incentive Plan (Amended and Restated Effective August 14, 2020) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed on October 30, 2020 – Commission File Number 1-4825)*
	(g)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Stock Option Award Terms and Conditions (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on April 16, 2013 – Commission File Number 1-4825)*
	(h)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 24, 2020 – Commission File Number 1-4825)*
	(i)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 26, 2021 – Commission File Number 1-4825)*
	(j)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 24, 2022 – Commission File Number 1-4825)*
	(k)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Years 2019 and 2020 (incorporated by reference to Exhibit 10(i) to the Annual Report on Form 10-K for the annual period ended December 31, 2017 – Commission File Number 1-4825)*
	(l)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2021 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 26, 2021 – Commission File Number 1-4825)*
	(m)	Form of Weyerhaeuser Company 2013 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 24, 2022 – Commission File Number 1-4825)*
	(n)	Weyerhaeuser Company 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 13, 2022 – Commission File Number 1-4825)*
	(o)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on May 13, 2022 – Commission File Number 1-4825)*
	(p)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2022 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on May 13, 2022 – Commission File Number 1-4825)*
	(q)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Performance Share Unit Award Terms and Conditions for Plan Year 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 23, 2023 – Commission File Number 1-4825)*
	(r)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Restricted Stock Unit Award Terms and Conditions for Plan Year 2023 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 23, 2023 – Commission File Number 1-4825)*
	(s)	Plum Creek Supplemental Pension Plan (incorporated by reference to Exhibit 10(dd) to the Annual Report on Form 10-K for the annual period ended December 31, 2016 – Commission File Number 1-4825)*
	(t)	Plum Creek Pension Plan (incorporated by reference to Exhibit 10(ee) to the Annual Report on Form 10-K for the period ended December 31, 2016 – Commission File Number 1-4825)*
	(u)	Weyerhaeuser Company Amended and Restated Annual Incentive Plan for Salaried Employees (as amended effective February 14, 2020) (incorporated by reference to Exhibit 10(u) to the Annual Report on Form 10-K for the annual period ended December 31, 2019 – Commission File Number 1-4825)*
	(v)	Weyerhaeuser Company 2015 Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 22, 2014 – Commission File Number 1-4825)*
	(w)	Weyerhaeuser Company 2023 Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 17, 2022 – Commission File Number 1-4825)*
	(x)	Weyerhaeuser Company Salaried Employees Supplemental Retirement Plan (incorporated by reference to Exhibit 10(p) to the Annual Report on Form 10-K for the annual period ended December 31, 2004 – Commission File Number 1-4825)*
	(y)	2011 Fee Deferral Plan for Directors of Weyerhaeuser Company (Amended and Restated Effective January 1, 2016) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on May 6, 2016 – Commission File Number 1-4825)*
	(z)	2011 Fee Deferral Plan for Directors of Weyerhaeuser Company (Amended and Restated Effective August 14, 2020) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on October 30, 2020 – Commission File Number 1-4825)*
	(aa)	Form of Weyerhaeuser Company 2022 Long-Term Incentive Plan Director Restricted Stock Unit Award Terms and Conditions for Plan Years beginning May 13, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on May 13, 2022 – Commission File Number 1-4825)*
	(bb)	Revolving Credit Facility Agreement dated as of January 29, 2020, among Weyerhaeuser Company, as Borrower, the lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 29, 2020 – Commission File Number 1-4825)
14	—	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Current Report on Form 8-K filed on August 22, 2016 – Commission File Number 1-4825)
21	—	Subsidiaries of the Registrant
23	—	Consent of Independent Registered Public Accounting Firm
31(a)	—	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
31(b)	—	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
32	—	Certification pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)
101.INS	—	Inline XBRL Instance Document
101.SCH	—	Inline XBRL Taxonomy Extension Schema Document
101.CAL	—	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	—	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	—	The cover page from Weyerhaeuser Company's Annual Report on Form 10-K for the year ended December 31, 2022 has been formatted in Inline XBRL.

* Denotes a management contract or compensatory plan or arrangement.
** Filed in paper — hyperlink not required pursuant to Rule 105 of Regulation S-T

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized February 17, 2023.

WEYERHAEUSER COMPANY

/s/   Devin W. Stockfish
_____

Devin W. Stockfish
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated February 17, 2023.

/s/ Devin W. Stockfish	/s/ David M. Wold
Devin W. Stockfish	**David M. Wold**
Principal Executive Officer and Director	*Principal Financial and Accounting Officer*
/s/ Kim Williams	/s/ Sara Grootwassink Lewis
Kim Williams	**Sara Grootwassink Lewis**
Director	*Director*
/s/ Rick R. Holley	/s/ Nicole W. Piasecki
Rick R. Holley	**Nicole W. Piasecki**
Chairman of the Board and Director	*Director*
/s/ Al Monaco	/s/ Lawrence A. Selzer
Al Monaco	**Lawrence A. Selzer**
Director	*Director*
/s/ Deidra C. Merriwether	/s/ Mark A. Emmert
Deidra C. Merriwether	**Mark A. Emmert**
Director	*Director*

EXHIBIT 31(a)

Certification Pursuant to Rule 13a-14(a)
Under the Securities Exchange Act of 1934
As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Devin W. Stockfish, certify that:

1. I have reviewed this annual report on Form 10-K of Weyerhaeuser Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2023

/s/   Devin W. Stockfish
Devin W. Stockfish
President and Chief Executive Officer

EXHIBIT 31(b)

Certification Pursuant to Rule 13a-14(a)
Under the Securities Exchange Act of 1934
As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I,   David M. Wold, certify that:

1.   I have reviewed this annual report on Form 10-K of Weyerhaeuser Company;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2023

/s/   DAVID M. WOLD

David M. Wold
Senior Vice President and Chief Financial Officer

EXHIBIT 32

Certification Pursuant to
18 U.S.C. Section 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley-Act of 2002, each of the undersigned officers of Weyerhaeuser Company, a Washington corporation (the "Company"), hereby certifies that:

The Company's Annual Report on Form 10-K for the year ended December 31, 2022 and dated February 17, 2023 (the "Form 10-K") fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/   DEVIN W. STOCKFISH
_____

Devin W. Stockfish
President and Chief Executive Officer

Date: February 17, 2023

/s/   DAVID M. WOLD
_____

David M. Wold
Senior Vice President and Chief Financial Officer

Date: February 17, 2023

ABOUT WEYERHAEUSER

Weyerhaeuser Company began operations in 1900 and is one of the world's largest private owners of timberlands. We manage these timberlands on a sustainable basis in compliance with internationally recognized forestry standards.

We are also one of the largest manufacturers of wood products in North America. We employ approximately 9,200 people who serve customers worldwide. Our company is a real estate investment trust.

Corporate mailing address and telephone
Weyerhaeuser Company
220 Occidental Avenue South
Seattle, WA 98104
206-539-3000

Weyerhaeuser online: www.weyerhaeuser.com

Annual meeting
May 12, 2023. Proxy material will be mailed on or about March 29, 2023, to each holder of record of common shares on March 10, 2023 (the record date).

Stock exchange and symbol
Weyerhaeuser Company common shares are listed on the New York Stock Exchange and trade under the ticker symbol WY.

Board of Directors and Executive Officers
The following is a list of our directors and executive officers as of the date of the mailing of this annual report.

Board of Directors

Mark A. Emmert – *Former President, National Collegiate Athletic Association*

Rick R. Holley (Chairman) – *Former Chief Executive Officer, Plum Creek Timber Company, Inc.*

Sara Grootwassink Lewis – *Former Chief Executive Officer, Lewis Corporate Advisors*

Deidra C. Merriwether – *Senior Vice President and Chief Financial Officer, W.W. Grainger, Inc.*

Al Monaco – *Former President and Chief Executive Officer, Enbridge Inc.*

Nicole W. Piasecki – *Former Vice President and General Manager, Propulsion Division, Boeing Commercial Airplanes*

Lawrence A. Selzer – *President and Chief Executive Officer, The Conservation Fund*

Devin W. Stockfish – *President and Chief Executive Officer, Weyerhaeuser Company*

Kim Williams – *Former Partner and Senior Vice President, Wellington Management Company, LLP*

Executive Officers

Devin W. Stockfish, *President and Chief Executive Officer*

Russell S. Hagen, *Senior Vice President and Chief Development Officer*

Kristy T. Harlan, *Senior Vice President, General Counsel and Corporate Secretary*

Travis A. Keatley, *Senior Vice President, Timberlands*

Denise M. Merle, *Senior Vice President and Chief Administration Officer*

Keith O'Rear, *Senior Vice President, Wood Products*

David M. Wold, *Senior Vice President and Chief Financial Officer*

Annual Report Cover Photograph
Neil Withers, *Nursery Professional, Mima, Wash.*

TRANSFER AGENT AND REGISTRAR

Computershare
PO Box 43006
Providence, RI 02940-3078

Computershare, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder-related services, including:

- Change of name or address,
- Consolidation of accounts,
- Duplicate mailings,
- Dividend reinvestment and direct stock purchase plan enrollment,
- Lost stock certificates,
- Transfer of stock to another person, and
- Additional administrative services.

Access your investor statements online 24 hours a day, seven days a week at: www.computershare.com/investor.

To find out more about the services and programs available to you, please contact Computershare directly to access your account by internet, telephone or mail.

Contact us by telephone
Shareholders in the United States: 800-561-4405
TDD for hearing-impaired: 800-490-1493

Foreign shareholders: 201-680-6578
TDD for hearing-impaired: 781-575-4592

Contact us online at www.computershare.com/investor

Contact us by mail
Weyerhaeuser Company
c/o Computershare
PO Box 43006
Providence, RI 02940-3078

WEYERHAEUSER CONTACT INFORMATION

Investor Relations contact
Andy Taylor
Vice President, Investor Relations
206-539-3907

Shareholder Services contact
Irina West
Assistant Corporate Secretary
206-539-4357 | corporatesecretary@weyerhaeuser.com

Ordering company reports
To order a free copy of our 2022 Annual Report and Form 10-K, visit:
investor.weyerhaeuser.com/quarterly-and-annual-results

Production notes
This report is printed on 80 lb. Domtar Lynx Cover, 70 lb. Domtar Lynx Text and 50 lb. Domtar Lynx Text. The entire report can be recycled in regular paper recycling programs.



Printed with inks containing soy and/or vegetable oils



SUSTAINABLE FORESTRY INITIATIVE
Certified Sourcing
www.sfiprogram.org
SFI-01682

Working together to be the world's premier
timber, land, and forest products company.


Shelby Kay | Bingham, Maine


Brianne Ryan | Wind Farm, Maine


Carrie Bailey | Cottage Grove 2x4s, Ore.


Weyerhaeuser

For more information, visit **investor.weyerhaeuser.com**